





PEOPLE. PASSION. PROGRESS.





NOTICE OF ANNUAL
MEETING OF STOCKHOLDERS
AND PROXY STATEMENT

2022



# People. Passion. Progress.

The story of KBR is one about people using their passion and turning it into progress.

**People are the beating heart of KBR.**

Every day, around the world, our people go above and beyond to help solve the most important challenges of our time and to help our customers accomplish their most critical objectives.

It takes a commitment — a commitment driven by our passion.

You can see that passion in everything we do, from the solutions we provide, to the work we do serving our communities, to the way we work together to be a safer and more inclusive, diverse and sustainable company.

The result is progress you can see and touch.

We're delivering science, technology and engineering solutions that are changing the world. We're making good on our ESG commitments and helping our customers do the same. We're building a culture where every voice is heard and where every person can feel like they belong.

It's a story we've been telling for more than a hundred years now.

**And it's only just begun.**

**KBR EMPLOYEE RESOURCE GROUPS**

     



**STUART J. B. BRADIE**
President and Chief Executive Officer

---

**I'm proud to report we were carbon neutral for the second consecutive year.**

---

# $7.3B

IN REVENUE
(27% revenue growth over 2020)

# 32%

OF REVENUE
WAS FOCUSED ON
SUSTAINABILITY

---

April 4, 2022

# Dear KBR, Inc. Stockholders,

The word "unprecedented" has been often used to describe global events of the past two years. As I write this, a stunned world watches as the situation unfolds in the wake of the Russian invasion of Ukraine. All of us at KBR join with millions of people praying for a swift and peaceful conclusion to that conflict.

Of course, previously, it was COVID-19 that controlled our collective narrative and changed our lives in so many ways. In May 2020, I wrote to our employees that I believed the enduring lessons that all of us at KBR would take away from the pandemic would be lessons of community and adaptability. Two years on, I'm proud and humbled that they have proved me right. Day after day, our people have moved in lockstep as one team of teams. They have executed on our mission of delivering solutions that are helping solve some of the greatest challenges of our time and helping customers achieve their most critical objectives, and ultimately creating value for our stakeholders. And they have driven our strategic evolution into an agile, forward-leaning, sustainability-focused business.

It is therefore my pleasure to share with you this Proxy Statement that is a record of our people, their passion and the progress that would not be possible without them.

Last year, that progress was evident across every area of our business. Our people once again delivered outstanding financial and operational performance, with significant increases in gross profit, operating income, adjusted EBITDA and adjusted EPS compared to 2020. We recorded $7.3 billion in revenue, a 27% increase over the previous year. And we delivered 1.2x book to bill across the business, with more work to come in the pipeline. Some of the highlights contributing to these numbers were the more than $800 million in task orders under the United States Department of Defense's (DoD) Information Analysis Center Multiple Award Contract vehicle and our support of the DoD's historic humanitarian effort, Operation Allies Welcome.

It was our privilege to be called upon by the DoD to help facilitate the rapid development of vital infrastructure needed to accommodate tens of thousands of displaced Afghans who had endured so much, including many who worked alongside us in theatre.

Thanks to our people's commitment to our Zero Harm culture, we recorded another consecutive year of industry-leading health, safety, security and environment (HSSE) performance, with a record of incident-free days (324 for 89%) and a total recordable incident rate of 0.11. And we made tremendous strides on our sustainability agenda, which is driven by our deep commitment to environmental, social and governance (ESG) principles. I'm proud to report we were carbon neutral for the second consecutive year, and we've made significant progress in our Net-Zero Project, which focuses on reducing KBR's emissions through science-based targets related to areas such as our supply chain, carbon management at our facilities, energy efficiency in travel, and much more.

> We recorded $7.3 billion in revenue, a 27% increase over the previous year

> I'm proud to report we were carbon neutral for the second consecutive year

> Last year, approximately 32% of our revenue was focused on sustainability

> Our aim is to be a magnet for diverse talent that is known for a culture of belonging and equality

> KBR was one of 333 global companies to appear on Fortune magazine's list of the World's Most Admired Companies

In addition to meeting our own sustainability objectives, we're using our technology and expertise to help our customers meet their goals. Last year, approximately 32% of our revenue was focused on sustainability, with $1 billion directed at improving or mitigating environmental impact and $0.8 billion directed at reducing climate change. This included multiple contract and study awards for our groundbreaking, disruptive Hydro-PRT™ plastics recycling technology, which effectively closes the loop on plastic waste and creates a true plastics circular economy. We won a contract for an innovative project that will combine our proprietary K-GreeN® green ammonia process with renewable solar to deliver the world's first commercial-scale

K-GreeN® green ammonia process with renewable solar to deliver the world's first commercial-scale ammonia plant. And we signed numerous contracts to provide customers with our cutting-edge KBR INSITE® virtual and remote monitoring and advisory services, which helps digitally diagnose and correct operational problems while improving efficiency and minimizing environmental impact.

We also transformed our respected and expanding advisory consulting capability, primarily in the U.K. and Australia, through the highly strategic acquisitions of Frazer-Nash and Harmonic. The addition of Frazer-Nash extends our reach in attractive, growing end markets across international defense and renewable energy, while Harmonic's entrepreneurial transformation and delivery advisory services complement our stellar reputation for full life-cycle advisory.

And while our people were working hard every day to deliver for our customers, we were diligently working to ensure that KBR offers an employee experience that is second to none.

In 2021, we began executing a new people strategy. A central element of that effort was going directly to our employees through our first People Perspectives global survey to ask what we're doing well and where we can improve. We've already used that feedback to develop targeted action plans for specific areas of the business.

Our aim is to be a magnet for diverse talent that is known for a culture of belonging and equality. I'm immensely proud of the progress we've made on that front. In 2021, we launched All In, KBR's global inclusion and diversity (I&D) community, which brings together existing KBR employee resource groups (ERGs) that promote, educate and raise awareness around I&D. The community's efforts are particularly focused on supporting key demographics within KBR — women, racial and ethnic minorities, the LGBTQIA+ community, veterans, and individuals with disabilities. I'm proud to say that KBR has also sponsored the launch of two new ERGs that will provide our employees with safe, supportive spaces for our people to connect. One is MERGE (Minority Employee Resource Group), which will be a vehicle for employees of underrepresented demographics to freely express ideas and to develop new initiatives with a community of like-minded individuals. The other is our Armed Forces Community ERG, which welcomes all veterans and reservists, their spouses, and supporters from across KBR. What's more, I was honored to sign the CEO Action for Diversity and Inclusion Pledge, which allowed KBR to join nearly 2,000 other companies in our public commitment to diversity, equality and inclusion.

I'm proud to say we're already starting to gain recognition for this important work. Based on feedback from women across our company and from industry peers, KBR was named to Forbes' list of the World's Top Female Friendly Companies. We were ranked 80 out of only 300 companies around the world to receive this distinction. Additionally, KBR was one of 333 global companies to appear on Fortune magazine's list of the World's Most Admired Companies. Finalists were rated by industry directors and analysts across nine different areas. KBR scored particularly well in the areas of innovativeness and social responsibility to the community and environment. And we were also recently named to Institutional Investor's 2022 All-American Executive Team, ranked the No. 1 Most Honored Company among our mid-cap sector peers.

These are just a few examples of how our people are using their passion and turning it into progress. Our people are the heart of everything we do. They truly are delivering solutions that are changing the world. And it is inspiring to be a part of this journey with them.

Of course, you are a vital part of that journey as well. At KBR, we believe that open and transparent communication with our stockholders and other stakeholders is critical to our corporate governance practices. We value your views and encourage you to vote. You may do so promptly via telephone or internet, or you may mail your completed and signed voting card. On behalf of the KBR Board of Directors, I thank you for being a KBR stockholder and for your continued support.

I am pleased to welcome two new members of the KBR Board of Directors and a director nominee. Carlos Sabater and Lt. General Vincent Stewart, USMC (Ret.), were appointed in June 2021, and Sir John Manzoni KCB was recently nominated for election as a KBR director at our upcoming Annual Meeting of Stockholders on May 18, 2022. I am excited about the breadth of experience and key skills they will provide KBR, including global audit practices, multi-cultural business acumen, financial expertise, all aspects of cyberspace operations, intelligence, and counterintelligence, international energy, and senior UK civil service.

Finally, I would like to thank Umberto della Sala for his dedicated service as a member of the KBR Board of Directors for over seven years. Umberto has been a valued member of our Compensation and Sustainability & Corporate Responsibility Committees since his appointment in January 2015 and served KBR well with his keen oversight and industry expertise. I wish Umberto a wonderful retirement.

Sincerely,



**Our aim is to be a magnet for diverse talent that is known for a culture of belonging and equality.**

# Notice of Annual Meeting of Stockholders

We invite you to attend KBR's virtual annual stockholders' meeting and act upon the following matters:

1. Elect as directors the ten nominees named in the attached proxy statement.
2. Consider and act upon an advisory vote to approve the named executive officer compensation as described in the Compensation Discussion and Analysis.
3. Ratify the appointment of KPMG LLP as the independent registered public accounting firm to audit KBR's consolidated financial statements for the year ending December 31, 2022.
4. Transact any other business that properly comes before the meeting or any adjournment or postponement of the meeting.

The Proxy Statement that follows describes these items.

By Order of the Board of Directors, April 4, 2022



**Adam Kramer**
*Vice President, Corporate Secretary & Sustainability*

 **Place**
The Annual Meeting will be completely virtual and only conducted via live webcast at virtualshareholdermeeting.com/KBR2022. There will be no physical meeting location.

 **When**
Wednesday
May 18, 2022

 **Time**
9:00 a.m.
Central Daylight Time

---

## Record Date

The record date for determining which stockholders are entitled to cast votes at the virtual Annual Meeting and at any adjournment or postponement of the meeting is Friday, March 25, 2022.

## How to Vote

 Via the Internet at proxyvote.com[(1)]

 Call toll-free (US/Canada) at 1-800-690-6903[(1)]

 Mail your signed proxy card.

 Virtually during the Annual Meeting through virtualshareholdermeeting.com/KBR2022. See page 92 for instructions.



CHECK OUT OUR 2022 NOTICE OF ANNUAL STOCKHOLDER MEETING, ONLINE PROXY STATEMENT, ANNUAL REPORT AND SUSTAINABILITY REPORT AT:

**proxyvote.com**

**kbr.com/proxy**

**kbr.com/annualreport**

**kbr.com/sustainabilityreport**

---

(1) *If you hold your shares through a broker or bank rather than directly with KBR, check with your broker or bank to see if telephone or Internet voting is available to you. Voting via the Internet or toll-free call is open until 11:59 p.m. EDT on May 17.*

 ALL IN

# Proxy Summary



Employees at our Leatherhead, UK campus strike the official pose of International Women's Day 2022, signifying our commitment to breaking biases against women and to promoting gender parity.

All In is KBR's global community dedicated to strengthening our culture of inclusion and diversity (I&D). All In acts as an umbrella network that connects KBR employees and leaders who are passionate about I&D and provides access to resources, educational tools, training opportunities and event information.

 

# Proposals Requiring Your Vote

| | | | |
|---|---|---|---|
| 1 | Election of Directors to the Board | Board Recommends FOR EACH NOMINEE | P.18 |
| 2 | Advisory Vote to Approve the Named Executive Officer Compensation | Board Recommends FOR | P.48 |
| 3 | Ratify KPMG LLP as the Independent Registered Public Accounting Firm | Board Recommends FOR | P.90 |

# About KBR


Our Vision
We bring together the best and brightest to deliver technology and solutions that help our customers accomplish their most critical missions and objectives. In doing so, we strive to create a better, safer and more sustainable world.
28,000 EMPLOYEES WORLDWIDE
Excluding 10,000 joint venture employees as of December 31, 2021
$7.3B 2021 REVENUE
HQ
KBR OPERATIONS
JOINT VENTURES
CUSTOMERS IN MORE THAN
80
COUNTRIES
OPERATIONS IN
34
COUNTRIES
Our Global Footprint
We deliver science, technology and engineering solutions to governments and companies around the world. The map above shows our office and project locations at the end of 2021.

## Business Highlights

Stuart Bradie, President and CEO of KBR, remarked, *"KBR had a stellar 2021 delivering significant progress toward our 2025 growth strategy. Throughout the year, our Team of Teams posted outstanding performance across all key metrics: organic revenue growth, earnings expansion, cash generation, new program wins, and Zero Harm. We extended our high-end capabilities in attractive, growing end markets across international defense and renewable energy with the acquisition of Frazer-Nash Consultancy, and we formed important alliances to advance groundbreaking technology to close the circular plastics loop and make carbon-free energy a reality."*



*Stuart Bradie, President and CEO*

**$7.8B**
Bookings and options awarded provides greater visibility of long-term growth targets

**27%**
Revenue growth over 2020

**$278MM**
Operating cash flow generated

**>60%**
Work in backlog, options and recompetes to deliver revenue through 2025

## Credit ratings upgraded by S&P and Moody's in 2021, improving capital flexibility and pricing

### Completed Strategic Frazer-Nash Consultancy Acquisition



Enhances highly differentiated capabilities internationally. Compelling renewable energy suite fits nicely with KBR's commitment to help our customers achieve their own ESG and sustainability objectives.

### Operation Allies Welcome ("OAW")



Supported OAW, a historic humanitarian effort for the U.S. Department of Defense, by helping develop vital, temporary infrastructure at military bases in the U.S. and abroad to accommodate thousands of displaced Afghans.

### Achieved Carbon Neutrality for a Second Consecutive Year



On path toward net zero carbon by 2030. KBR's commitment to sustainability includes leveraging our expertise to help others achieve their sustainability goals, thus creating value for all stakeholders.

### One of The Word's Most Admired Companies 2022 Fortune Magazine



KBR is one of 333 global companies to receive this prestigious award. KBR scored particularly well in areas of innovativeness and social responsibility to the community and environment.

# Financial Highlights

*"We saw significant increases in gross profit, operating income, adjusted EBITDA, and adjusted EPS,"* noted Mr. Bradie. *"We delivered a 1.2x book-to-bill across the business in Q4, and I'm pleased to say there is more work in the pipeline than ever."*

**REVENUE**

2020 $5,767MM
2021 $7,339MM **+27%**

**EARNINGS PER SHARE**

2020 -$0.51
2021 $0.12

**OPERATING CASH FLOW**

2020 $367MM
2021 $278MM **-24%**

**ADJUSTED EBITDA\***

2020 $478MM
2021 $625MM **+31%**

**ADJUSTED EARNINGS PER SHARE\*\***

2020 $1.73
2021 $2.42 **+40%**

**ADJUSTED OPERATING CASH FLOW\*\*\***

2020 $290MM
2021 $319MM **+10%**

\* EBITDA reflects our earnings before interest income/expense, income taxes, other non-operating income/expense, and depreciation and amortization. Adjusted EBITDA excludes certain amounts included in EBITDA. A reconciliation of net income to Adjusted EBITDA is provided on the last page of this proxy statement.

\*\* EPS reflects our net income divided by the outstanding shares of our common stock. Adjusted EPS excludes certain amounts included in diluted EPS. A reconciliation of EPS to Adjusted EPS is provided on the last page of this proxy statement.

\*\*\* Adjusted operating cash flows exclude certain amounts included in the cash flows provided by operating activities calculated in accordance with Generally Accepted Accounting Principles ("GAAP"). The most directly comparable financial measure calculated in accordance with GAAP is cash flows provided by operating activities. A reconciliation of cash flows provided by operating activities to adjusted operating cash flows is provided on the last page of this proxy statement.

**DIVIDENDS PAID OUT IN 2021**

**$61MM**

**TSR PEER GROUP 1-YEAR RANKING**

2021
**1ST**

**QUARTERLY DIVIDEND INCREASE IN 2021**

**10%**



# Sustainability Highlights

As the global pandemic persisted throughout the year, KBR's robust safety protocols, founded on our Zero Harm culture, provided our people with a safe environment so they could continue to deliver exceptional service to our customers. The success of Zero Harm in 2021 is reflected in our total recordable incident rate, which dropped to 0.11, and continuous improvement in our Zero Harm Days achieved.

2021 was also the year we ramped up our carbon reduction planning and established a Net Zero Emissions team to develop our Net Zero Roadmap in line with the criteria and recommendations of the Science-Based Targets Initiative. We have invested to remain carbon-neutral as we continue our journey towards net zero by 2030.

As our sustainability status matures, we continue to invest in, innovate, and develop our customer-facing sustainable solutions and technologies, which have generated increased sustainability-focused revenue. Some of these solutions include blue and green ammonia; carbon capture utilization and storage; hydrogen expertise; decarbonization planning; technology to support the plastics circular economy; renewables and renewable biofuels; digitalization and sustainability; sustainable defense planning; clean and green process technologies; and environmental and sustainability services.

Although our community outreach activities remained challenging over the COVID-19 months, we continued to support schools in Singapore and the U.K. via our sustainability education outreach program, One Ocean, and our KBR Charity Golf Tournament, which raised $710,000.

More information on Sustainability and KBR is provided on page 38.







**ZERO HARM DAYS**

**89%**

ZERO HARM ACHIEVED IN 2021 (324 DAYS)

Industry Leading

**HSSE INCIDENT RATE**

**0.11**

TOTAL RECORDABLE INCIDENT RATE 2021 (per 200,000 work hours)

**CARBON NEUTRALITY**

**2**

CONSECUTIVE YEARS OF CARBON NEUTRALITY



**32%**

SUSTAINABILITY FOCUSED REVENUE IN 2020

**% OF KBR'S WORK POINTED AT SUSTAINABILITY**

| ENVIRONMENTAL IMPACT | $1B |
| --- | --- |
| CLIMATE CHANGE | $0.8B |



ACHIEVING NET-ZERO CARBON EMISSIONS BY

**2030**

**COMMUNITY ENGAGEMENT**

**100+** SPONSORS

**150** KBR PLAYERS AND VOLUNTEERS

**$710k** BENEFITING 11 CHARITIES



CHARITY GOLF TOURNAMENT

**KBR ACCOLADES**

Ranked the #1 **Most Honored Company** by Institutional Investor! KBR also received recognition in all categories, including top marks in ESG Performance and Analyst Day rankings.



Named the **World's Top Female Friendly Companies** by Forbes (2021).



Named one of the **World's Most Admired Companies** (2022) by Fortune Magazine.



# Information About the Board of Directors

The KBR Board of Directors is currently composed of ten directors with an extensive variety of skills, expertise and experience who guide and support our strategy to create long-term value for our stockholders and other stakeholders. All of our directors are independent except Mr. Bradie, our CEO.



KBR's Board of Directors from left: Mark Baldwin, Stuart Bradie, Lynn Dugle, General Lester Lyles, USAF (Ret.), Lt. General Wendy Masiello, USAF (Ret.), Jack Moore, Ann Pickard, Carlos Sabater, Umberto della Sala, and Lt. General Vincent Stewart, USMC (Ret.)


66
AVERAGE AGE
2022
Tenure
3
5
2
0-3 yrs
4-8 yrs
>8 yrs
6 years Average Tenure
Gender
3 Women
30% Women
Race/ Ethnicity
2 African American
8 White/ Caucasian
1 Hispanic/ Latino
Global
8 American
2 European
3 GENERALS
TEN STARS COMBINED



KBR employees have been part of the development, integration and testing of the James Webb Space Telescope almost since its inception. Considered the largest and most powerful telescope to ever leave Earth, the historic launch went off without a hitch early Christmas morning 2021.

| | | Board and Committee Meeting Attendance Rate | Other Public Company Boards | Age | Director Since | Audit Committee | Compensation Committee | Cybersecurity Committee | Nominating and Corporate Governance Committee | Sustainability and Corporate Responsibility Committee |
|---|---|---|---|---|---|---|---|---|---|---|
| Mark E. Baldwin | (Audit Committee Financial Expert) | 97% | 2 | 68 | 2014 | Chairperson | | | | Member |
| Stuart J. B. Bradie | | 97% | 0 | 55 | 2014 | | | | | |
| Lynn A. Dugle | | 97% | 3 | 62 | 2020 | | Member | Member | Chairperson | |
| Lester L. Lyles | (Chairman of the Board) | 100% | 0 | 75 | 2007 | | | Member | Member | |
| Wendy M. Masiello | (Audit Committee Financial Expert) | 100% | 0 | 63 | 2017 | Member | | | | Member |
| Jack B. Moore | | 82% | 2 | 68 | 2012 | | Chairperson | Member | Member | |
| Ann D. Pickard | | 100% | 2 | 66 | 2015 | | Member | | | Chairperson |
| Carlos A. Sabater | (Audit Committee Financial Expert) | 100% | 1 | 63 | 2021 | Member | | | Member | |
| Umberto della Sala | | 97% | 0 | 73 | 2015 | | Member | | | Member |
| Vincent R. Stewart | (Audit Committee Financial Expert) | 100% | 1 | 63 | 2021 | Member | | Chairperson | | |
| Number of Meetings | | | | | | 9 | 6 | 1 | 5 | 2 |
| Director Attendance | | | | | | 97% | 100% | 100% | 94% | 95% |
| Committee Member Attendance | | | | | | 100% | 100% | 100% | 100% | 100% |

Chairman of the Board   Chairperson   Member   Audit Committee Financial Expert

# Governance Highlights

Our Board of Directors believes that good corporate governance and transparent communication with our stockholders and other stakeholders are essential for KBR's long-term success.

## Focus on Accountability

- Annual director elections with majority voting standards
- Annual Board governance review, including review of investor feedback
- Periodic independent director meetings with investors
- Downward discretion applied to the 2020 short-term incentive ("STI") plan payouts of all of our Named Executive Officers ("NEOs") under our One KBR approach to align their payout percentage with that of all other employees
- Responsive action taken after disappointing 2019 "say-on-pay" vote and subsequent stockholder outreach, resulting in significantly improved say-on-pay votes at the 2020 and 2021 Annual Meetings
- Increased Environmental, Social and Governance ("ESG") focus and enhanced disclosures in KBR's Corporate Sustainability Report
- Linked 10% of NEOs' 2021 STI plan payout opportunity to ESG performance

## Independent and Engaged Board

- Significant knowledge of KBR's industries and markets
- Annual Board visits to KBR businesses or project sites
- Annual assessment of Board leadership structure




**INDEPENDENT CHAIRMAN**



**23**

INDEPENDENT BOARD COMMITTEE MEETINGS HELD IN 2021



**18**

EXECUTIVE SESSIONS HELD IN 2021 WITHOUT MANAGEMENT PRESENT

**9**

NEW INDEPENDENT BOARD COMMITTEE MEMBERSHIP APPOINTMENTS IN 2021



**TOTAL YEARS OF INDUSTRY EXPERIENCE**

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| GOVERNMENT | | | | | | | | 161 | |
| | 0 | 20 | 40 | 60 | 80 | 100 | 120 | 140 | 160 | 180 |
| SPACE | | 42 | | | | | | | |
| | 0 | 20 | 40 | 60 | 80 | 100 | 120 | 140 | 160 | 180 |
| TECHNOLOGY | | | | | 103 | | | | |
| | 0 | 20 | 40 | 60 | 80 | 100 | 120 | 140 | 160 | 180 |
| ENGINEERING | | | | | 97 | | | | |
| | 0 | 20 | 40 | 60 | 80 | 100 | 120 | 140 | 160 | 180 |
| ENERGY | | | | | | 118 | | | |
| | 0 | 20 | 40 | 60 | 80 | 100 | 120 | 140 | 160 | 180 |

# Compensation Highlights

Our compensation program links pay to performance to align our senior executives' interests with those of our stockholders. Consistent with our business strategy, our senior executives' individual Key Performance Indicators ("KPIs") are focused on growth and expansion, reducing costs, and increasing efficiencies and cash flow performance. The Compensation Committee set rigorous targets for 2021 for both the short-term incentive ("STI") and long-term incentive ("LTI") plans.

## STRONG LINK BETWEEN PAY AND PERFORMANCE

**To emphasize the link between pay and KBR's financial and ESG performance, our Compensation Committee made changes in 2020 and 2021 to the metrics of our STI plan. These metrics remained a strong reflection of our pay-for-performance strategy this year.**

**The changes in 2020 were to:**

- Increase the EPS metric weighting from 40% to 45%.
- Increase the Operating Cash Flow metric weighting from 20% to 25%.
- Decrease the individual KPIs weighting from 30% to 20%.

**The change in 2021 was to:**

- Replace the two safety metrics, which were each weighted 5%, with one sustainability metric, which is weighted 10%.

## LISTENING TO STOCKHOLDERS' FEEDBACK

**In response to our stockholders' comments, our Compensation Committee:**

- Amended our 2020 Cash Performance Awards payable under the Amended and Restated KBR, Inc. 2006 Stock and Incentive Plan ("KBR Stock and Incentive Plan") with respect to our senior executives to settle in stock rather than in cash for the 50% portion that is based on relative total stockholder return ("TSR"). The increase in stock-settled awards ensures executives have a large stake in the long-term financial success of the Company that is aligned with stockholder interests.
- Amended our 2021 Restricted Stock Unit Awards and 2021 Long-Term Performance Cash and Stock Awards to add certain restrictive covenants to protect the confidential information pertaining to KBR and its subsidiaries and restrict the grantee's ability to compete with or solicit business and employees away from KBR and its subsidiaries.
- Amended our 2022 Long-Term Performance Cash and Stock Awards to replace the job income sold performance metric with a book-to-bill performance metric. Book-to-bill is a leading indicator of mid- and long-term organizational growth potential and is aligned with KBR's long-term growth strategy.

## CEO HAS RECEIVED THREE PAY INCREASES IN EIGHT YEARS

**Aligned with our rigorous Executive Compensation program, our CEO's base salary has increased only three times since he was appointed in 2014 to reward him for his demonstrated success at:**

- Positioning KBR for long-term growth by aligning and expanding our businesses.
- Increasing Company performance and stockholder value.
- Driving cultural change to emphasize the importance of our people, their safety and inclusion in advancing KBR.



KBR was honored to support Operation Allies Welcome, a historic effort by the U.S. Department of Defense (DoD) to relocate roughly 70,000 Afghan nationals at military bases around the U.S. We helped to facilitate the delivery of vital infrastructure and materials, including bed space for 56,000 people, linens and towels, and nearly 178,000 meals per day. The appearance of DoD visual information does not imply or constitute DoD endorsement.

KBR's world-class Galley Services staff — with an assist from KBR President and CEO Stuart Bradie — went above and beyond to make the Thanksgiving holiday special for our service people, putting countless hours into creating picture-perfect displays and preparing and serving tens of thousands of meals for guests.





# Corporate Governance



Andy Nixon, senior project manager in the Projects and Programs division of KBR's Government Solutions EMEA (Europe, Middle East and Africa) business, speaks to UK employees and exhibiting partner charities on Remembrance Day.

The sacrifices made by service members can only really be understood by those who've experienced them firsthand. The Armed Forces Community represents this key group within KBR and welcomes all veterans and reservists, their spouses, and supporters from across the company.

 

# Proposal No. 1 — Election of Directors

At our 2022 Annual Meeting of Stockholders, ten directors are to be elected to hold office until the 2023 Annual Meeting of Stockholders. All directors are elected annually, with each nominee standing for election to a one-year term. The members of our Board of Directors hold office until their successors are elected and qualified or until their earlier resignation or removal. Mr. Umberto della Sala has elected to retire and is not standing for re-election. To fill the vacancy created by Mr. della Sala's retirement, our Board of Directors nominated Sir John A. Manzoni KCB for election at our 2022 Annual Meeting of Stockholders. Sir John was identified as a qualified director candidate by an independent executive search firm engaged by our Nominating and Corporate Governance Committee. For more information on how KBR selects and recommends director candidates, see "Process for Selecting New Directors."

Each nominee has indicated a willingness to serve, if elected. If any nominee declines to serve or becomes unavailable for any reason, or if a vacancy occurs before the election, the proxies may be voted for such substitute nominee as the Board of Directors may designate. We have no reason to believe that any of the nominees will be unable to serve if elected. Directors are elected by a majority of votes cast (the number of shares voted "For" a candidate must exceed the number of shares voted "Against" the candidate). Shares present but not voting on the election of directors will be disregarded, except for quorum purposes, and will have no effect on the outcome of the vote.

## Our Board

A top priority of our Board and Nominating and Corporate Governance Committee is ensuring that our Board of Directors is composed of directors who:

- bring a variety of skills relevant to our business,
- provide expertise that is useful to KBR and complementary to the background and experience of other Board members, and
- effectively represent the long-term interests of our stockholders.

As shown below, the incumbent directors have a wide range of skills and experience that enable the Board to effectively oversee management and the business of KBR.



**9**

**FINANCIAL EXPERIENCE**

An understanding of finance, financial statements and financial reporting processes is an important skill set that enables our directors to better understand what drives KBR's performance and foresee the likely strategic outcomes of Board decisions.



**10**

**LEADERSHIP**

Experience in significant executive leadership positions is essential to guide and direct our leaders and strategically help move KBR forward.



**10**

**RISK MANAGEMENT**

Risk management is an integral component of our strategy, culture and business operations. Directors with this experience help to ensure that our policies and procedures are consistent with our risk appetite.



**10**

**INDUSTRY EXPERIENCE**

Directors with significant industry experience understand KBR's risks and opportunities, the regulatory environment, and key industry players, which helps them effectively shape and advance our strategy.



**5**

**GOVERNMENT**

Directors with government contracting and operational experience play a significant role in supporting our strategic shift to diversifying and expanding our government business.



**10**

**GLOBAL EXPERIENCE**

Directors with diverse global experience can help KBR strategically leverage our global footprint and respond quickly to changes in global markets.

 The Board of Directors recommends that you **VOTE FOR** the election of all the director nominees listed below. Properly dated and signed proxies, and proxies properly submitted over the Internet and by telephone, will be so voted unless stockholders specify otherwise.

The following biographical information about the director nominees is as of March 25, 2022.

## Nominees for Director



### MARK E. BALDWIN

**Age:** 68 | **Director since:** 2014 | **Independent**

**Board Committees:** Audit Committee (Chair) and Sustainability and Corporate Responsibility Committee

**Other Public Company Boards:** Nine Energy Service, Inc. (Audit Chair) and TETRA Technologies, Inc. (Audit Chair)

**Key Qualifications and Skills:**

### Prior Business Experience

- Executive Vice President and Chief Financial Officer of Dresser-Rand Group, Inc.
- Executive Vice President, Chief Financial Officer, and Treasurer of Veritas DGC Inc.
- Operating Partner at First Reserve Corporation
- Executive Vice President and Chief Financial Officer for NextiraOne
- Chairman of the Board and Chief Executive Officer for Pentacon Inc.
- Variety of finance and operations positions with Keystone International Inc., including Treasurer, Chief Financial Officer, and President of the Industrial Valves and Controls Group

### Education

- B.S. (Mechanical Engineering), Duke University
- M.B.A., Tulane University
- Graduate of the Stanford Executive Program



### STUART J. B. BRADIE

**Age:** 55 | **Director since:** 2014

**Board Committees:** None

**Other Public Company Boards:** None

**Key Qualifications and Skills:**

### Current Business Experience

- President and Chief Executive Officer, KBR, Inc. (since 2014)

### Prior Business Experience

- Group Managing Director — Operations and Delivery for WorleyParsons
- Managing Director across Europe, Africa, Asia and the Middle East for WorleyParsons
- Managing Director for PT Kvaerner Indonesia
- Country Manager for Kvaerner Philippines
- Global experience across over 40 countries in the hydrocarbons, mining and chemicals, power and infrastructure sectors

### Education

- B.S. (Mechanical Engineering), Aberdeen University
- M.B.A., Edinburgh Business School, Heriot-Watt University

**Finance**   **Leadership**   **Risk Management**   **Industry /Market**   **Government**   **Global**

 



## LYNN A. DUGLE

**Age:** 62 | **Director since:** 2020 | **Independent**

**Board Committees:** Nominating and Corporate Governance Committee (Chair), Compensation Committee, and Cybersecurity Committee

**Other Public Company Boards**: First Light Acquisition Group, Inc. (Advisor Partner); Micron Technology, Inc. (Finance); and TE Connectivity Ltd. (Audit)

**Current Affiliations:** Avantus Federal (Member), The Board on Army Research and Development of the National Academy of Sciences (Member), and ZOE Empowers (Member)

**Previous Affiliations:** The B2B Project (Member) and Intelligence and National Security Alliance (Member)

**Key Qualifications and Skills:**

### Prior Business Experience

- Chairman, President and Chief Executive Officer at Engility Holdings Inc.
- Corporate Vice President and President of Intelligence, Information and Services at Raytheon Company
- Vice President, Engineering, Technology and Quality, Network Centric Systems at Raytheon Company
- Vice President and General Manager, Product, Systems Software Division at ADC Telecommunications, Inc.
- General Manager, Cable Systems Division at ADC Telecommunications, Inc.
- Vice President, Support Engineering and Quality for the Defense Systems and Electronics Group at Texas Instruments, Inc.

### Education

- B.A. (Spanish), Purdue University
- B.S. (Technical Management), Purdue University
- M.B.A., University of Texas at Dallas



## GENERAL LESTER L. LYLES, USAF (RET.)

**Age:** 75 | **Director since:** 2007 | **Chairman of the Board since:** 2019 | **Independent**

**Board Committees:** Cybersecurity Committee and Nominating and Corporate Governance Committee

**Other Public Company Boards:** None

**Current Affiliations:** American Institute of Aeronautics and Astronautics (Fellow); Frontier Technology Inc. (Director); National Air and Space Museum Board (Member); National Space Council Users' Advisory Group administered by NASA (Chairman); JobsOhio (Director); and National Academy of Engineering (Inducted Member)

**Previous Affiliations:** Battelle Memorial Institute (Director); Defense Science Board in the Pentagon (Member); General Dynamics Corporation (Director); International Security Advisory Board at the U.S. Department of State (Member); Precision Castparts Corp. (Director); President's Intelligence Advisory Board in the White House (Member); and United Services Automobile Association (Chair)

**Key Qualifications and Skills:**

### Current Business Experience

- Independent Consultant (since 2003)

### Prior Business Experience

- Retired Four-Star General of the U.S. Air Force
- Commander of the U.S. Air Force Materiel Command
- Vice Chief of Staff of the Headquarters of the U.S. Air Force
- Director of the Ballistic Missile Defense Organization
- Commander of the Space and Missile Systems Center

### Education

- B.S. (Mechanical Engineering), Howard University
- M.S. (Mechanical and Nuclear Engineering), Air Force Institute of Technology Program, New Mexico State University
- Defense Systems Management College, Fort Belvoir, Virginia
- Armed Forces Staff College, Norfolk, Virginia
- National War College, Fort Lesley J. McNair, Washington, D.C.
- National and International Security Management Course at Harvard University
- Honorary Doctor of Laws degrees from New Mexico State University and Urbana University

 **Finance**    **Leadership**    **Risk Management**    **Industry /Market**    **Government**    **Global**



## SIR JOHN A. MANZONI KCB

**Age:** 62 | **Director Nominee:** 2022 | **Independent**

**Board Committees:** Audit Committee and Cybersecurity Committee

**Other Public Company Boards:** Diageo plc and SSE plc (Chair)

**Current Affiliations:** Atomic Weapons Establishment (Chair); Chairman Mentors International (Mentor); Saïd Business School at the University of Oxford (Global Leadership Council Member); and World Economic Forum (Global Leader of Tomorrow)

**Previous Affiliations:** Accenture Energy (Advisor); Adamant Ventures (Advisor); Aspen Institute Corporate Values Group (Advisor); BP plc (Director); Leyshon Energy Ltd (Chair); SABMiller plc (Director); and Stanford University Graduate School of Business (Advisor)

**Key Qualifications and Skills:**

### Prior Business Experience

- Permanent Secretary for the Cabinet Office, U.K. Government
- Chief Executive of the Civil Service, U.K. Government
- Chief Executive of the Major Projects Authority, U.K. Government
- President and Chief Executive Officer at Talisman Energy Inc.
- Chief Executive, Refining and Marketing at BP plc
- Chief Executive, Gas and Power at BP plc

### Education

- B.S. (Civil Engineering), Imperial College London
- M.S. (Petroleum Engineering), Imperial College London
- M.S. (Management), Sloan Fellow, Stanford University
- Honorary Doctorate, Aberdeen University



## LT. GENERAL WENDY M. MASIELLO, USAF (RET.)

**Age:** 63 | **Director since:** 2017 | Independent

**Board Committees:** Audit Committee and Sustainability and Corporate Responsibility Committee

**Other Public Company Boards:** None

**Current Affiliations:** Acquisition Innovation and Research Center Advisory Panel to the Office of the Under Secretary of Defense for Acquisition and Sustainment (Advisor); Air Force Studies Board of the National Academy of Sciences (Member); EURPAC Service, Inc. (Director); National Contract Management Association (Director); Procurement Round Table (Director); Public Spend Forum (Advisory Council); Rawls College, Texas Tech University (Advisory Council Chair); Rebuilding Together (Director); StandardAero (Director); and Tlingit Haida Tribal Business Corporation (Director)

**Key Qualifications and Skills:**

### Current Business Experience

- Independent Consultant (since 2017)

### Prior Business Experience

- Retired Three-Star General of the U.S. Air Force
- Director of the Defense Contract Management Agency
- Deputy Assistant Secretary (Contracting), Office of the Assistant Secretary of the Air Force for Acquisition
- Program Executive Officer for the Air Force's $65 billion Service Acquisition portfolio
- Deployment to Iraq to lead contracting support for military forces in Iraq and Afghanistan

### Education

- B.B.A. (Marketing), Texas Tech University
- M.S. (Logistics Management), Air Force Institute of Technology
- Defense Systems Management College, Fort Belvoir, Virginia
- M.S. (National Resource Strategy), Industrial College of the Armed Forces, Fort Lesley J. McNair, Washington, D.C.
- Senior Acquisition Course, Industrial College of the Armed Forces, Fort Lesley J. McNair, Washington, D.C.
- Joint and Combined Warfighting School, Joint Forces Staff College, Norfolk, Virginia
- Harvard Kennedy School's Senior Managers in Government

 Finance      Leadership      Risk Management      Industry /Market      Government      Global



## JACK B. MOORE

**Age:** 68 | **Director since:** 2012 | **Independent**

**Board Committees:** Compensation Committee (Chair), Cybersecurity Committee, and Nominating and Corporate Governance Committee

**Current Affiliations:** American Heart Association (Member); MAM (Memorial Assistance Ministries) (Director); and University of Houston System Board of Regents (Member)

**Other Public Company Boards:** Occidental Petroleum Corporation (Independent Vice Chairman; Executive Compensation Chair; Advisory Member; and Corporate Governance and Nominating Member) and ProPetro Holding Corp. (Nominating and Corporate Governance Chair; Audit Member; and Compensation Member)

**Previous Affiliations:** American Petroleum Institute (Director); Cameron International Corporation (Chair); Rowan Companies plc (Director); United Way of Greater Houston (Executive Committee); and University of Houston's Board of Visitors (Director)

**Key Qualifications and Skills:**

### Prior Business Experience

- Chairman, President and Chief Executive Officer for Cameron International Corporation
- President and Chief Operating Officer for Cameron International Corporation
- President, Western Hemisphere of Drilling & Production Systems group for Cameron International Corporation
- Vice President and General Manager, Western Hemisphere of Drilling & Production Systems group for Cameron International Corporation
- Various management positions at Baker Hughes Incorporated

### Education

- B.B.A., University of Houston
- Graduate of the Advanced Management Program at Harvard Business School



## ANN D. PICKARD

**Age:** 66 | **Director since:** 2015 | **Independent**

**Board Committees:** Sustainability and Corporate Responsibility Committee (Chair) and Compensation Committee

**Current Affiliations:** The University of Wyoming Foundation (Budget/Audit) and Chief Executive Women (Member)

**Other Public Company Boards:** Noble Corporation plc (Sustainability Chair) and Woodside Petroleum Ltd. (Compensation Member and Sustainability Chair)

**Previous Affiliations:** Advisory Council of the Eurasia Foundation (Member); Catalyst (Board of Advisors); Global Agenda Council on the Arctic for the World Economic Forum (Member); and Westpac Banking Corporation (Director)

**Key Qualifications and Skills:**

### Prior Business Experience

- Executive Vice President, Arctic for Royal Dutch Shell plc
- Executive Vice President and Country Chair, Australia, for Royal Dutch Shell plc
- Regional Executive Vice President, Sub Saharan Africa, for Royal Dutch Shell plc
- Director, Global Businesses and Strategy and a member of the Shell Gas & Power Executive Committee for Royal Dutch Shell plc
- 11-year tenure with Mobil prior to its merger with Exxon
- Significant business experience throughout South America, Australia, the countries of the former Soviet Union, the Middle East, and Africa

### Education

- B.A., University of California San Diego
- M.A., University of Pennsylvania

 **Finance**    **Leadership**    **Risk Management**    **Industry /Market**    **Government**    **Global**

 



## CARLOS A. SABATER

**Age:** 63 | **Director since:** 2021 | **Independent**

**Board Committees:** Audit Committee and Nominating and Corporate Governance Committee

**Current Affiliations:** DACF Ltd. (Director) and FIU Foundation (Director)

**Other Public Company Boards:** PDC Energy, Inc. (Audit and Compensation Member)

**Previous Affiliations:** Chamber of Commerce (Director); Florida International University (Director); Kiwanis Club (Director); and YMCA (Director)

**Key Qualifications and Skills:**

### Prior Business Experience

- Senior Global Partner for Deloitte Touche Tohmatsu Limited ("Deloitte")
- Managing Principal, Americas Region for Deloitte
- Global Managing Director Audit and Enterprise Risk Services for Deloitte
- Various senior leadership and operational roles over the course of a nearly 40-year career with Deloitte

### Education

- B.B.A. (Accounting and Finance), Florida International University



## LT. GENERAL VINCENT R. STEWART, USMC (RET.)

**Age:** 63 | **Director since:** 2021 | **Independent**

**Board Committees:** Cybersecurity Committee (Chair) and Audit Committee

**Current Affiliations:** The Aerospace Corporation (Trustee); Ankura Consulting Group, LLC (Chief Innovation and Business Intelligence Officer); Pine Island Capital Partners (Partner); ShoulderUp Technology Acquisition Corp. (Director); and Stewart Global Solutions, LLC (Chief Executive Officer)

**Other Public Company Boards:** American Public Education, Inc. (Audit Chair)

**Previous Affiliations:**

**Key Qualifications and Skills:**

### Current Business Experience

- Independent Consultant (since 2019)

### Prior Business Experience

- Retired Three-Star General of the U.S. Marine Corps
- Deputy Commander at United States Cyber Command
- Director of the Defense Intelligence Agency
- Commanding General of the U.S. Marine Corps Forces Cyberspace
- Director of Intelligence of Marine Corps Intelligence

### Education

- B.A. (History), Western Illinois University
- M.A. (National Security and Strategic Studies), Naval War College
- M.S. (National Resource Strategy), Industrial College of the Armed Forces, National Defense University
- Graduate of Executive Development Programs at Harvard University

**Finance**    **Leadership**    **Risk Management**    **Industry /Market**    **Government**    **Global**

 

# The Following Director with a Term Ending in 2022 is Retiring and Elected Not to Stand for Re-Election



## UMBERTO DELLA SALA

**Age:** 73 | **Director since:** 2015 | **Independent**

**Board Committees:** Compensation Committee and Sustainability and Corporate Responsibility Committee

**Other Public Company Boards:** None

**Current Affiliations:** FSI SpA (Chair)

**Previous Affiliations:** Ansaldo Energia SpA (Chair and Director); Foster Wheeler AG (Director); Kedrion SpA (Director); Stork Technical Services (Supervisory Board); and Trevi Finanziaria Industriale SpA (Director)

**Key Qualifications and Skills:**

### Prior Business Experience

- President and Chief Operating Officer for Foster Wheeler AG
- Interim Chief Executive Officer for Foster Wheeler AG
- Various positions of increasing responsibility following start of career as a process engineer in Foster Wheeler's environmental division

### Education

- Laurea in Chemical Engineering from Politecnico di Milano



Colleagues at our Leatherhead, UK campus hosted a KBR Digital Day to showcase some of the innovative solutions and projects our people are delivering, as well as to network and encourage cross-business knowledge sharing and collaboration.

 **Finance**    **Leadership**    **Risk Management**    **Industry / Market**    **Government**    **Global**

# Board and Governance Structure

We are committed to good corporate governance and to effective communication with our stockholders. This section describes our governance policies and practices, and the roles, duties, and responsibilities of the Board of Directors and each of its committees. See the section titled "Corporate Governance Materials" to learn how to find our policies, practices, and committee charters.

## Role of the Board of Directors

BOARD OPERATIONS



| Q1 | Q2 | Q3 | Q4 |
|---|---|---|---|
| ● Management and Financial Update Fiscal Year Review | ● Management and Financial Update Investor Relations Update | ● Management and Financial Update ERM Update Strategic Review | ● Management and Financial Update Annual Plan Budget Talent and Succession Planning (Inclusion & Diversity) |

**97%**
ATTENDANCE AT ALL BOARD AND COMMITTEE MEETINGS

The Board of Directors represents the interests of our stockholders in maintaining a successful business. Specifically, the Board of Directors oversees the effectiveness of management's policies and decisions, including the execution of KBR's strategies, with a commitment to enhancing stockholder value over the long term. To this end, Board members are expected to act in the best interests of all stockholders, to be knowledgeable about our businesses, to exercise informed and independent judgment, and to understand general economic trends and conditions, as well as trends in corporate governance.

## Our Board Leadership Structure



**General Lester L. Lyles, USAF (Ret.)**

Chairman of the Board

- Oversees CEO succession
- Oversees the board evaluation process
- Calls meetings of the Board and independent directors
- Provides management with feedback regarding the information that is necessary for the independent directors to effectively and responsibly perform their duties
- Acts as a liaison between the independent directors and the CEO on sensitive / critical issues



**Stuart J. B. Bradie**

CEO

- Sets the strategic direction for KBR
- Provides day-to-day leadership over KBR's operations
- Focuses on execution of KBR's business strategy, growth, and development
- Sets the tone-at-the-top for the ONE KBR culture
- Develops and oversees enterprise-wide initiatives

Our Board is led by a Chairman who is recommended by the Nominating and Corporate Governance Committee and appointed by the full Board. If the Chairman is independent, KBR's Corporate Governance Guidelines provide for that individual to perform a strong role in Board leadership. An independent (or non-executive) Chairman of the Board is responsible for:

- presiding at executive sessions of the non-executive directors at each regular Board meeting and setting the agenda for these sessions;
- approving meeting agendas for each regular Board and committee meeting and approving the information to be sent to the directors with respect to each meeting;
- presiding at the executive session of the Board to evaluate the performance of our CEO; and
- communicating to the CEO, after approval by our Compensation Committee, the CEO's evaluation and compensation for the next full year and the results of the Board's review and approval of management succession plans and development programs.

If the Chairman of the Board is not independent, the Board elects an Independent Lead Director, who will have the same authority and responsibilities an independent Chairman would have had.

General Lester Lyles has served as independent, non-executive Chairman of the Board since May 15, 2019. General Lyles has significant board experience, both at KBR and at other public companies. He has served on every one of the Board's standing committees and has in-depth knowledge of KBR's history and current business. During General Lyles's service on the Board, KBR has undergone significant changes, including reorganizing into more strategically-aligned business groups and evolving from a wholly-owned subsidiary with significant support from its former parent company into an independent operating company. The Board believes that General Lyles is well positioned to facilitate communications between the Board of Directors and KBR stockholders.

Our CEO is responsible for the overall management and functioning of the Company. KBR's Corporate Governance Guidelines provide for two important checks on the CEO's authority:

- The CEO may not serve on any Board committees, and
- The CEO's performance evaluation includes a review of how well he keeps the Board informed on matters affecting the Company and its operating units.

KBR's Board of Directors has determined that its current leadership structure is appropriate at this time.

 



"Never in history has a spacecraft had as many deployments and releases as JWST and their failure would have been mission ending in most cases. It is a privilege to have been able to contribute to NASA's most important missions ever in this capacity. At the release mechanisms and deployable teams, we feel we have made space history."

Alejandro Rivera
JWST Deployables & Mechanisms Engineer

The James Webb Space Telescope (JWST) is three stories tall with a gold-plated mirror that stretches 21 feet wide. It is designed to capture images and spectra at infrared wavelengths, which will allow humans to see galaxies as they first formed many years ago. Pictured is KBR's Alejandro Rivera, JWST Deployables & Mechanisms Engineer.

# Director Independence

Our Corporate Governance Guidelines provide that at least two-thirds of the Board must be independent directors. Directors are considered independent if they are not involved in any material relationships with KBR, either directly or indirectly. Our Corporate Governance Guidelines set forth specific independence standards that are consistent with the requirements of the U.S. Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE").

The Nominating and Corporate Governance Committee periodically reviews KBR's definition of independence and the Board's compliance with our independence standards.

All of our directors complete independence questionnaires at least annually. Our Board determines the independence of its members generally, and also considers whether various committee members meet the heightened independence or other requirements prescribed by the NYSE and the SEC. Our Board has determined that all of our current directors are independent except Mr. Bradie, our President and Chief Executive Officer.

Our Board believes that its membership should include no more than two directors who are also employees of KBR, though this number is not an absolute limitation. We believe the Chief Executive Officer should at all times be a member of the Board. Our CEO has been the only executive director since KBR became an independent public company.

# Committees of the Board

A substantial portion of the analysis and work of KBR's Board is done by its five standing committees: the Audit Committee; the Compensation Committee; the Cybersecurity Committee; the Nominating and Corporate Governance Committee; and the Sustainability and Corporate Responsibility Committee. Each of the standing committees is composed entirely of independent directors.

Our Board established the Cybersecurity Committee in August 2021 because of the growing importance of cybersecurity both internally and externally with KBR's clients. The Cybersecurity Committee is chaired by Lt. General Vincent Stewart, USMC (Ret.), who has more than 30 years' experience in all aspects of cyberspace operations, intelligence, and counterintelligence.

The Board of Directors has approved charters for each of the standing committees that set forth the committees' respective duties and responsibilities and govern the committees' actions. These charters are available on KBR's website, kbr.com, by choosing "Our Company" under the "Who We Are" menu, then selecting "Corporate Governance" and "Board Committees." Each committee reviews its charter annually and recommends changes, as necessary, to the Board.

The composition, purpose, duties, and responsibilities of each committee are summarized below.

## AUDIT COMMITTEE

| | |
|---|---|
| **Members:**<br>Mr. Baldwin (Chair)<br>Lt. General Masiello<br>Mr. Sabater<br>Lt. General Stewart<br><br>**Meetings in 2021:** nine<br><br>**Attendance:** 100%<br><br>**Audit Committee Report:**<br>Page 88 | The Audit Committee:<br>• reviews and reports to the Board the scope and results of audits by our principal independent public accountants and our internal auditors;<br>• reviews with the principal independent public accountants the effectiveness of our system of internal controls, as well as critical audit matters;<br>• reviews transactions between KBR and our directors and officers and our policies regarding those transactions, and verifies compliance with our Code of Business Conduct;<br>• engages our principal independent registered public accounting firm each year;<br>• reviews the audit and other professional services rendered by our principal independent registered public accounting firm;<br>• periodically reviews the independence of our principal independent registered public accounting firm;<br>• reviews and recommends to the Board the annual report on Form 10-K; and<br>• prepares and publishes an annual Audit Committee report, which is included in this proxy statement.<br><br>Our Board has determined that each member of the Audit Committee is financially literate and qualifies as an "audit committee financial expert," as defined in SEC rules. In addition, each member of the Audit Committee is "independent" under the heightened standards prescribed for audit committee members by NYSE and SEC rules. |

## COMPENSATION COMMITTEE

| | |
|---|---|
| **Members:**<br>Mr. Moore (Chair)<br>Ms. Dugle<br>Ms. Pickard<br>Mr. della Sala<br><br>**Meetings in 2021:** six<br><br>**Attendance:** 100%<br><br>**Compensation Committee Report:**<br>Page 68 | The Compensation Committee:<br>● evaluates and advises the Board regarding the compensation policies applicable to our executive officers, including the specific relationship between corporate performance and executive compensation;<br>● reviews and recommends to the Board the corporate goals and objectives relevant to compensation for the CEO, the CEO's performance in light of these established goals and objectives, and the CEO's compensation package;<br>● reviews the CEO's recommendations with respect to, and approves, the compensation to be paid to KBR's other executive officers consistent with the general compensation policies established by the Board;<br>● reviews and makes recommendations to the Board with respect to incentive compensation and other stock-based plans;<br>● administers KBR's incentive compensation and other stock-based plans;<br>● reviews and discusses with management the "Compensation Discussion and Analysis" and determines whether to recommend to the Board that it be included in KBR's annual proxy statement or annual report on Form 10-K;<br>● prepares and publishes an annual executive compensation report, which is included in this proxy statement;<br>● reviews the risk assessment of KBR's compensation plans to ensure that the programs do not create risks that are reasonably likely to have a material adverse effect on KBR;<br>● periodically reviews the compensation paid to non-executive directors and makes recommendations to the Board regarding any adjustments; and<br>● selects an independent compensation consultant or other adviser to assist the committee in its work.<br>The Board has determined that each member of our Compensation Committee is a "non-employee director" as defined in SEC rules and an "outside director" as defined in IRS rules. |

## CYBERSECURITY COMMITTEE

| | |
|---|---|
| **Members:**<br>Lt. General Stewart (Chair)<br>Ms. Dugle<br>General Lyles<br>Mr. Moore<br><br>**Meetings in 2021:** one<br><br>**Attendance:** 100% | The Cybersecurity Committee:<br>● reviews with management the status of KBR's information technology systems and risks relating to information technology, including reviewing the state of KBR's cybersecurity, emerging cybersecurity developments and threats, and KBR's strategy to manage cybersecurity and data privacy risks;<br>● oversees global data privacy and security regulations compliance and requirements applicable to the data KBR receives, collects, creates, uses, processes and maintains, and assesses the effectiveness of the systems, controls and procedures used to ensure compliance with applicable global data privacy and security regulations and requirements;<br>● reviews with management KBR's data security incident response plan and program, including escalation protocols with respect to prompt reporting of cybersecurity and data privacy incidents to management, the Cybersecurity Committee, and the Board as appropriate;<br>● oversees the selection, appointment and retention of outside advisors to review KBR's cybersecurity and data privacy program and to otherwise support the work of the Cybersecurity Committee;<br>● reviews the plans and methodology for the periodic review and assessment of KBR's data protection program by outside advisors, if applicable;<br>● reviews with management and outside advisors the findings from reviews, assessments, and audits of KBR's data protection program, as well as corresponding remediation plans to address any areas for improvement identified;<br>● reviews with management the assessment of how KBR's cybersecurity and data privacy programs align with industry frameworks and standards;<br>● reviews with management and reports to the Board with respect to any significant cybersecurity or data privacy incident, including reports to or from regulators and root cause and remediation/enhancement efforts;<br>● reviews and discusses with management the laws and regulations, as well as significant legislative and regulatory developments, that could materially impact KBR's cybersecurity and data privacy risk exposure, and evaluates the integrity of KBR's information technology systems, processes, policies and controls to maintain compliance;<br>● reviews and discusses with management the current data protection best practices utilized by government entities and companies in our industry to assess whether KBR's information technology systems, processes, policies and controls meet benchmark standards;<br>● reviews the appropriateness and adequacy of KBR's cyber insurance coverage;<br>● reviews and reports to the Board with respect to the budget and resources allocated to cybersecurity and data privacy programs; and<br>● meets periodically in separate executive session with KBR's General Counsel, Chief Information Officer, and Chief Information Security Officer, and otherwise interacts with such individuals as deemed appropriate. |

## NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

| | |
|---|---|
| **Members:**<br>Ms. Dugle (Chair)<br>General Lyles<br>Mr. Moore<br>Mr. Sabater<br><br>**Meetings in 2021:** five<br><br>**Attendance:** 100% | The Nominating and Corporate Governance Committee:<br>● develops, implements and periodically reviews KBR's corporate governance guidelines;<br>● develops and implements a process to assess Board and committee effectiveness;<br>● identifies and evaluates individuals qualified to become Board members, consistent with Board-approved criteria, NYSE listing standards, and other applicable requirements;<br>● annually evaluates our independent directors;<br>● determines the composition of the Board and its committees, including selecting the director nominees for the next annual meeting of stockholders and evaluating changes to the size and composition of the Board or any of its committees; and<br>● reviews succession plans and management development programs for members of executive management and the CEO, and provides regular reports on the progress of succession planning and management development to the Board.<br><br>The Board of Directors has determined that each member of the Nominating and Corporate Governance Committee is independent as defined in NYSE listing standards. |

## SUSTAINABILITY AND CORPORATE RESPONSIBILITY COMMITTEE

| | |
|---|---|
| **Members:**<br>Ms. Pickard (Chair)<br>Mr. Baldwin<br>Lt. General Masiello<br>Mr. della Sala<br><br>**Meetings in 2021:** two<br><br>**Attendance:** 100% | The Sustainability and Corporate Responsibility Committee:<br>● reviews ESG policies and goals relating to health, safety, security, the environment, and social responsibility, including processes to ensure compliance with applicable laws and regulations;<br>● reviews and provides feedback on the management of current and emerging ESG issues;<br>● oversees KBR's activities in managing major ESG risk exposures, including climate change;<br>● oversees and receives presentations at least annually from KBR's Chief HSSE Officer;<br>● reviews KBR's political and charitable contributions and social responsibility activities;<br>● reviews KBR's sustainability strategy, including carbon dioxide emission neutrality and other sustainability goals;<br>● reviews KBR's public sustainability report; and<br>● ensures KBR has policies and procedures to protect our culture and values, ensure fundamental human and workplace rights, prohibit all forms of forced labor and human trafficking, ensure we operate transparently and with integrity, and build a safe and resilient business that considers climate change and other sustainability issues. |

**BEGINNING IN 2022, THE SUSTAINABILITY AND CORPORATE RESPONSIBILITY COMMITTEE WILL MEET AT LEAST FOUR TIMES A YEAR.**

# Enterprise Risk Management

## ERM Framework

We have a fully integrated, enterprise-wide enterprise risk management ("ERM") framework. The framework, facilitated by our ERM Lead (who reports to the General Counsel), enhances business resilience by encouraging uncertainty anticipation and resolution at all levels — from project to enterprise, across all business units, globally — in real time, and enables risk-based strategy decisions and value adding communications to stakeholders.


BOARD
Advice & Oversight
CORPORATE FUNCTIONS
ELT
Enterprise R&O
Enterprise Strategy
GLOBAL BU LEADERSHIP
BU R&O
Business Unit Strategy
PROJECTS
Projects R&O
Projects Strategy

This inter-connected approach is a consistent, scalable, and auditable means for us to identify and manage existing and emerging risks and opportunities, both internal and external, for KBR's current and future operations, at project, business unit, corporate function, and enterprise levels.

The KBR ERM Framework comprises six phases: Identification, Assessment, Analysis, Mitigation, Monitoring, and Evaluation. This approach helps leadership see KBR's changing risk profile and enables informed strategy decisions and adjustments, better communications to stakeholders, and a common focus based on consistent and reliable data.


IDENTIFICATION
ASSESSMENT
ANALYSIS
MITIGATION
MONITORING
EVALUATION

# ERM Program

Risk Management, as one of KBR's Ten Sustainability Pillars (pictured below and described in the section titled "Our Sustainability Focus"), is key to driving KBR to sustainable business growth. Our resilience, success, and continued evolution depends on our ability to anticipate and respond to the constantly changing risks in our existing and future operating environments. By entrenching ERM principles and practices in our culture and across our operations, we can consistently visualize the entire risk landscape, mitigate threats, capitalize on opportunities, and create value and predictable outcomes.

Every employee is empowered to identify risks and opportunities. Under KBR's ERM Policy, every risk and opportunity is assigned to an owner, who is accountable for the ongoing management, including the development and implementation of mitigation plans through to successful conclusion.

Risks and opportunities are identified and assessed consistently at the project, business unit, and enterprise levels:

- Stakeholder and multi-disciplinary subject-matter experts identify risks and opportunities and their owners.

- Owners develop detailed description, risk window, and applicability. Risks are categorized within the two-tier risk breakdown structure (taxonomy).

- Owners assess (score) risks and opportunities using a global scoring matrix for probability, commercial impact, schedule impact, reputational impact, and manageability, in three circumstances: Original (unmitigated risk), Current (mitigated with existing controls and actions), and Target (acceptable position).

- Owners develop responsive action plans, including due dates and action owners.

- Owners and project/business unit/enterprise ERM focal points regularly review risk/opportunity status, current score, and the effectiveness of action plans.

All risks and opportunities are managed on our cloud-based platform, which drives a consistent approach throughout the global business and provides a single source of truth with reporting and data analytics, including ranking and trending available in real time.

KBR's Executive Leadership Team ("ELT") convenes for dedicated risk and opportunity reviews at least three times per year. The outputs are reported to our Board of Directors twice per year, and to individual business units and projects on a regular basis. This flow of information facilitates management of risks and opportunities, on an ongoing basis, using the ERM process and tools to provide real time risk-based data.

The ELT review of enterprise risks and opportunities is carried out in the context of the changing risk and opportunity landscape and KBR's strategy, which is embedded in the process such that strategy and the interconnected risks and opportunities are aligned.



KBR employees love supporting the community through fundraising and community events like the 20th Annual Houston Rockets 5K, 2-Mile Walk and Kids 1K, which benefits Children's Memorial Hermann, renowned for excellence in numerous pediatric specialties and subspecialties.

# Board Oversight of ERM

Risk oversight is an integral part of KBR's Board of Directors' role; the Board holds discussions regarding risks faced by KBR throughout the year.

The outputs from the ERM Program are formally presented to our Board twice per year. The ERM report includes strategic, operational, HSSE, information technology and cybersecurity, financial, geopolitical, and ESG risks and opportunities, as well as

management's assessment of their likelihood and impact, the perceived trend for each (whether increasing, decreasing, or stable), and the measures being taken to monitor and manage those risks and opportunities.

While our Board has overall oversight responsibility for KBR's ERM Program, various committees of the Board also have the following responsibilities for risk oversight:

---

 **BOARD OF DIRECTORS**

- Reviews semi-annual risk reports, including strategic, operational, financial, and hazard risks, as well as management's assessment of their likelihood and impact, the perceived trend for each risk (whether increasing, decreasing or stable), and the measures being taken to monitor and manage those risks.
- Reviews legal and compliance risks.
- Approves project prospects exceeding a prescribed amount of expected revenues, and all merger and acquisition prospects, after considering related commercial, legal and financial risks, agreement terms and integration process.

---

 **EXECUTIVES VIA KBR'S ENTERPRISE RISK MANAGEMENT FRAMEWORK**

- Guide all business segments in consistently implementing KBR's ERM Policy and Framework.
- Report periodically to the Board on KBR's changing risk profile, enabling risk-based strategy decisions and improved communications to stakeholders.

---

 **AUDIT COMMITTEE**

- Reviews with management KBR's significant financial risk exposures, as well as other areas of risk exposure if requested by the Board, and management's actions to monitor and mitigate those exposures.
- Receives periodic reports about potential exposure areas, including litigation, liquidity and capital resources, financial reporting and disclosures, and regulatory and tax risks.
- Assesses in-depth periodic reports from management regarding ethics and compliance issues, and findings from our risk assessment and control monitoring activities, such as internal controls testing, internal audits, and foreign exchange risk management.
- Conducts private sessions with KBR's Chief Financial Officer, Chief Accounting Officer, Vice President of Internal Audit, and General Counsel at each regular meeting, and with the independent auditors at each meeting prior to the release of quarterly and annual results.
- Provides a report to the full Board at each regular meeting to ensure the entire Board is informed of matters that the Audit Committee determines warrant full Board discussion.

*Additional risk oversight reviews undertaken by the Audit Committee in 2021 are included in the Audit Committee Report on page 88.*

---

**COMPENSATION COMMITTEE**

- Regularly considers whether incentive awards and the related performance goals are aligned with our Code of Business Conduct and don't encourage undue risk-taking.
- Oversees annual compensation risk assessment and, if appropriate, recommends changes to our compensation program to mitigate potential risks.

**NOMINATING AND CORPORATE GOVERNANCE COMMITTEE**

- Oversees compliance risks related to KBR's governance structure and policies.
- Reviews succession plans and management development programs for senior executive management to ensure business continuity.

**CYBERSECURITY COMMITTEE**

Oversees KBR's information technology systems (i.e., processes, policies, controls and procedures) to:

- identify, assess and manage risks related to cybersecurity and data privacy;
- respond to and manage cybersecurity threats, including cybersecurity incidents; and
- comply with legal and regulatory requirements governing data security and protection.

**SUSTAINABILITY AND CORPORATE RESPONSIBILITY COMMITTEE**

- Oversees KBR's activities in managing its major risk exposures within the health, safety, security and sustainable development areas.
- Receives periodic reports from KBR's Global Sustainability Committee related to these risk exposures and KBR's efforts to mitigate the potential risks.



## COVID-19 Pandemic

KBR's Global Disruption enterprise risk identifies events such as pandemics, and the responses to them, that may cause regional and global societal and economic disruptions, interrupt and impact KBR's business operations, or affect the supply chain, infrastructure availability, workforce availability, and cash flow.

As an essential business with obligations to continue delivering to our customers on a global scale, it is critical that we prioritize the health and safety of our employees. Our Board and ELT regularly discuss and evaluate the mitigating actions KBR has taken, including implementing remote work options wherever possible. We believe our response to the pandemic and proactive risk management have enabled us to build resiliency against future disrupting events.

The mitigating actions underpinning the Global Disruption enterprise risk are regularly assessed for ongoing applicability and sufficiency. These actions include critical assets management, targeted cost reductions, proactive cash management and financial planning, and the implementation of global and location-specific emergency response, business continuity, communications, and IT plans.

Our Board and ELT continue to actively oversee and adjust as required our ongoing response to the pandemic and the future strategic and operational opportunities emerging from it.

## Management Succession Planning

As required by our Corporate Governance Guidelines, the Board of Directors, with input from the Nominating and Corporate Governance Committee, the Chairman of the Board, and the CEO, regularly reviews KBR's succession plan and management development programs for all senior management positions. One of the elements that the CEO is evaluated on each year is the robustness of the executive succession plan, including assessment and development of internal candidates for the CEO and top-level executive positions.

The entire Board addresses issues relating to CEO succession planning regularly, and no less than annually, facilitated by the non-executive Chairman of the Board. While the Nominating and Corporate Governance Committee performs the initial review of KBR's succession plans and makes recommendations to the Board as necessary, the entire Board has primary responsibility for CEO succession planning, and develops both long-term and contingency plans for this purpose. This process necessarily involves developing and reviewing criteria for the CEO position that reflect KBR's business strategy, and identifying and developing internal candidates or recognizing the need for external candidates, as appropriate.

## Board and Committee Evaluations

At the direction of our Nominating and Corporate Governance Committee, our non-executive directors complete annual questionnaires regarding the performance of our Board of Directors as a group and the performance of the Board committees they serve on. The Nominating and Corporate Governance Committee presents the results of the questionnaires, which are compiled anonymously, to our Board at regularly scheduled meetings. These annual performance reviews are intended to enhance the overall effectiveness of our Board and its standing committees.

 

# Board Refreshment

## Process for Selecting New Directors

The Board has delegated to the Nominating and Corporate Governance Committee the duty of selecting and recommending prospective nominees to the Board for approval. The Nominating and Corporate Governance Committee considers suggestions of candidates made by current committee and Board members, KBR management, and stockholders. The Committee also may retain an independent executive search firm to identify candidates for consideration. Stockholders may suggest candidates for nomination by contacting the Nominating and Corporate Governance Committee in the manner provided below under "Contact the Board."

**BOARD REFRESHMENT**
Since 2017:

**5** NEW INDEPENDENT DIRECTORS

| 2017 | **1** new director | 2020 | **1** new director | 2021 | **2** new directors | 2022 | **1** director nominee |
|------|------|------|------|------|------|------|------|

**1**

**IDENTIFY CANDIDATE**

The Committee considers suggestions of candidates made by current committee and Board members, KBR management, and stockholders.

**2**

**PRELIMINARY REVIEW CANDIDATE INFORMATION**

The Committee reviews information provided by the person recommending the candidate and the committee's (and other Board members') knowledge of the candidate to determine whether to carry out a full evaluation. This preliminary determination is based on the need for additional Board members (or for directors with particular skills or experience) and assesses the likelihood that the candidate will meet the Board membership criteria listed below.

**3**

**EXTERNAL REPORT BY EXECUTIVE SEARCH FIRM**

If a candidate warrants additional consideration, the Nominating and Corporate Governance Committee may request an independent executive search firm to gather information about the candidate's background, experience, and reputation, and to report its findings to the committee. After reviewing that report, the committee then determines whether to interview the candidate.

**4**

**INTERVIEW WITH CANDIDATE**

Interviews are carried out by one or more members of the committee and others as appropriate.

**5**

**COMMITTEE RECOMMENDATION**

Once the evaluation and interview are completed, the committee provides feedback and recommendations to the Board. The Board makes a determination of nominees after reviewing that input.

## Director Qualifications

**Candidates nominated for election or re-election to the Board of Directors should possess the following qualifications:**

- the highest personal and professional ethics, integrity and values;

- an inquiring and independent mind;

- practical wisdom and mature judgment;

- broad training and experience at the policy-making level in business, government, or technology;

- expertise that is useful to KBR and complementary to the background and experience of other Board members;

- willingness to devote the required amount of time to carrying out the duties and responsibilities of Board membership;

- commitment to serve on the Board for several years to develop knowledge about KBR's principal operations;

- willingness to represent the best interests of all stockholders and objectively appraise management performance; and

- involvement only in activities or interests that do not create a conflict with a director's responsibilities to KBR and our stockholders.

The Nominating and Corporate Governance Committee is responsible for assessing the appropriate mix of skills and characteristics required of Board members in the context of the needs of the Board at a given point in time. These criteria are periodically reviewed and updated. The Nominating and Corporate Governance Committee may consider diversity in personal background, race, gender, age and nationality when evaluating individual candidates, but KBR does not have a formal policy with regard to any particular aspect of diversity.

## Stockholder Engagement

We actively engage with our investors throughout the year. Senior executives met virtually with analysts and investors at our annual Investor Day in March 2021, and our Corporate Secretary reaches out to our largest 25 investors bi-annually.

**In 2021 we met or initiated contact with investors representing**

**>70**% of our outstanding shares

**100**% of our top 25 investors

**How we engaged with investors**

**We bi-annually invite our largest 25 investors** to discuss agenda items for the annual meeting, topics to consider for the next proxy season, and any other items that interest them.

**We regularly report our investors' views to our Board of Directors.** Our Compensation Committee considers these views when developing our executive compensation program, and our Sustainability and Corporate Responsibility Committee considers these views when reviewing our sustainability goals and progress.

**We engage through quarterly conference calls,** our investor relations website, and individual meetings and calls.

**Topics discussed with our investors**

- governance and financial performance of the company

- our executive compensation program, the say-on-pay proposal, and other agenda items for the annual meeting, as well as say-on-pay results and actions to be taken after our annual meeting

- environmental, social, and governance matters

- recent and upcoming improvements in our proxy statement and sustainability report disclosures

# Director Orientation and Education

During director orientation, our new directors typically meet with the rest of our Board and senior executives before attending their first Board and committee meetings. These preliminary meetings ensure that our new directors are well-informed about KBR's current matters in addition to the broad scope of our businesses. Our new directors also visit project sites and attend town hall meetings to gain more in-depth knowledge of our business practices, including Zero Harm.

Continuing education for our directors is both important and necessary due to the fast pace at which business and technology

are evolving. Generally, every quarter our Board is presented with an educational program. Recent topics have included cybersecurity, data protection, data privacy, digitalization, internal controls, governance, sustainability, and workplace culture. In addition, our directors participate in continuing education outside KBR (at KBR's expense) covering a wide range of topics, such as audit matters, board effectiveness, cybersecurity board governance, finance, and strategy and innovation.

# Board Practices and Procedures

## Attendance at Meetings

|  | Number of meetings | Full Board Attendance |
| --- | --- | --- |
| Board of Directors | 11 | 97% |
| Audit Committee | 9 | 97% |
| Compensation Committee | 6 | 100% |
| Cybersecurity Committee | 1 | 100% |
| Nominating and Corporate Governance Committee | 5 | 94% |
| Sustainability and Corporate Responsibility Committee | 2 | 95% |
| Board and All Five Standing Committees | 34 | 97% |

Board members are expected to make every effort to attend the meetings of the Board and the committees of the Board on which they serve, as well as annual stockholder meetings. KBR's directors attended 97% of the aggregate of all meetings of the Board and all meetings of each of the five standing committees during 2021. All of our directors attended our 2021 Annual Meeting of Stockholders.

The Board of Directors meets each year immediately following the Annual Meeting of Stockholders and at least four other times per year. Additional regular meetings are scheduled as needed, and special meetings may be called by the Chairman of the Board, the Chief Executive Officer, the President, the Corporate Secretary, or a

majority of the directors in office. KBR's Bylaws permit action to be taken without a meeting if all members of the Board consent to such action in writing or by electronic transmission. During 2021, the Board of Directors held nine regular meetings and two ad hoc meetings, nine of which were conducted virtually. The Chairman of the Board presides at all Board meetings.

During regular Board meetings, KBR's independent non-executive directors meet in scheduled executive sessions, presided over by our independent, non-executive Chairman of the Board. During 2021, the non-executive directors met without management five times.

## Retirement Policy

Non-management directors may not seek re-election once they reach the age of 75; however, this retirement age may be extended under special circumstances if the Board deems it to be in the best interest of KBR. In 2021, the Board approved the recommendation of the Nominating and Corporate Governance Committee to grant a second 12-month extension to the mandatory retirement age for General Lester Lyles, our independent, non-executive Chairman of the Board, who turned 75 on April 20, 2021. With the second 12-month extension, General Lyles's retirement from the Board will be effective immediately prior to the KBR annual meeting of stockholders following his 77th birthday; provided, however, that if agreed to by mutual consent, General Lyles may continue to serve on the Board for an additional extended period of time past KBR's 2023 annual meeting of stockholders. The Board determined in 2020 that it was in

the best interest of KBR to delay General Lyles's mandatory retirement due to the volatile times created by COVID-19, which caused a global health crisis, severely disrupted the economy, and compounded the downturn of the energy market. In addition, the Board believed it was crucial to maintain General Lyles's leadership and benefit from his incredible knowledge, skills and industry experience in the government and space fields following KBR's October 2020 acquisition of Centauri, LLC, a leading independent provider of space, directed energy, and other advanced technology solutions to the United States intelligence community and Department of Defense.

Management directors must retire from the Board at the same time they leave employment with KBR unless the Board approves continued service as a director.

## Service on Other Boards

KBR directors may not serve on the boards of directors of more than four other publicly held companies or investment companies. In addition, directors serving on the KBR Audit Committee may not serve on the audit committees of more than two other public companies. Directors must advise the chairman of the Nominating and Corporate Governance Committee before accepting an invitation to serve on another board.

## Anti-Hedging Policy

Our anti-hedging policy prohibits all directors, employees, and agents from speculative trading in our securities; engaging in hedging transactions using our securities; "short selling" our securities; and trading derivative securities, such as put options, call options, swaps, or collars related to our securities.

## Corporate Governance Materials

To ensure that our stockholders have access to our governing documents, we provide copies of our Code of Business Conduct, Corporate Governance Guidelines, and the charters of each of our standing Board committees on our website at kbr.com under "Who We Are," "Our Company," "Corporate Governance." Copies will be provided to any stockholder who requests them by writing to our Investor Relations Department at: 601 Jefferson Street, Suite 3400, Houston, Texas 77002.

Our Code of Business Conduct applies to all directors, officers, and employees of KBR, and all employees of KBR's agents. KBR intends to satisfy SEC disclosure requirements regarding amendments to, or waivers from, any provision of the Code of Business Conduct by posting such information on our website.

## How to Contact the Board

KBR invites stockholders and other interested parties to communicate with the Audit Committee and the Board of Directors. Concerns may be reported anonymously or confidentially via the KBR Ethics Hotline at ethics.kbr.com or 1-800-461-9330 (instructions for dialing internationally are provided on the ethics.kbr.com homepage).

You may communicate with our Board of Directors, the non-executive directors, or any Board committee by mail (Board of Directors c/o Director of Business Conduct, KBR, Inc., P.O. Box 3406, Houston, Texas 77253-3406) or e-mail (fhoukbrbod@kbr.com).

Our Director of Business Conduct reviews all communications directed to the Audit Committee and the Board of Directors. The Chairman of the Audit Committee is promptly notified of any significant communication involving accounting, internal controls, auditing matters, or similar issues. Communications addressed to a named director are promptly sent to the director. Communications directed to the non-executive directors are promptly sent to the non-executive Chairman of the Board. A report summarizing the significant communications is sent to each director quarterly, and copies of communications are available for review by any director, except that those items addressed to the non-executive directors are not available to executive directors.



Members of ASPIRE India collected and donated clothes, reusable water bottles and school supplies for children in their local area.

# Sustainability and KBR

## Vision: to create a better, safer, and more sustainable world.

Building on our strong 100-year legacy as leaders in science, technology, and engineering, we are uniquely positioned to deliver world-class solutions that help our customers accomplish their sustainability objectives, contributing to a better, safer, and more sustainable world.

That mission is underpinned by our own robust sustainability practices that align with our core company values and guide our governance, operations, business methods, and behavior.


LEADERS IN TECHNOLOGY
LEADERS IN ENGINEERING
PROSPERITY
PEOPLE
PLANET
LEADERS IN SCIENCE
ECOLOGICAL CEILING
SOCIAL FOUNDATION
PROUD 100-YEAR HISTORY
OUR VISION
we strive to create a better, safer, and more sustainable world.
OUR VALUES
People
Collaboration
Empowerment
Integrity
Delivery

Our Global Sustainability Policy defines our intentions for preserving our planet and advancing society while pursuing business growth. We acknowledge there is a safe and equitable space between social foundations and planetary boundaries in which humanity can thrive, and we are committed to working within these boundaries in all that we do.

Our Sustainability Pillars — ten key areas of focus across our company — are the foundation of our sustainability efforts and closely correspond with the United Nations' Sustainable Development Goals (SDGs), as outlined in the UN Decade of Action plan. As signatories to the UN Global Compact, we are committed to ensuring that our business is firmly aligned with SDG principles and that they serve as the benchmark for pursuing our sustainability goals.

# Our Sustainability Pillars and Key ESG Topics



| PEOPLE | ESG TOPICS |
|---|---|
| I&D | Inclusion and Diversity<br>Training and Development<br>Employee Benefits and Engagement |
| HSS | Health, Safety and Security<br>Well-Being |
| Community Outreach | Community Outreach and Social Value |

| PLANET | ESG TOPICS |
|---|---|
| Climate Change | Net-Zero Carbon Strategy<br>Our Sustainable Solutions and Innovation |
| Recycle/Reuse | Environmental Stewardship |
| Efficient Energy | |
| Sustainable Travel | |

| GOVERNANCE | ESG TOPICS |
|---|---|
| Risk | Risk Management |
| Governance | Business Ethics and Integrity<br>Protecting Human Rights<br>Product Quality and Safety<br>Sustainability Oversight<br>Cybersecurity and Data Privacy |
| Supply Partners | Supply Chain Management |

## Measuring our Impact

We measure and monitor our progress by setting Sustainability Key Performance Indicators in each of these key ESG topic areas. Our top-line KPIs—Net Zero Roadmap and Inclusion & Diversity—are incentivized via our short-term incentive plans. We publicly report our sustainability performance via universally recognized frameworks and standards, and we regularly engage with our key stakeholder groups as part of our materiality assessment and for continuous improvement.

## Environmental Impact

Our Global Environmental Policy guides our business activities and service offerings to ensure they have the maximum positive and sustainable impact on the environment. We measure, manage, and monitor our use of natural resources, including energy, water, and materials, and seek to reduce and recycle waste throughout our project work. We also proactively protect and regenerate biodiversity and natural habitat in the areas where we conduct our business.

## KBR's Climate Action Plan and Net-Zero Roadmap

Our Sustainability and Corporate Responsibility Board Committee has made climate change one of KBR's top strategic business priorities. Outcomes from all four of our Planet-related sustainability pillars contribute to our impact on climate change.

We have a global team of carbon emissions experts to guide the development of our roadmap to Net Zero. To ensure our Net-Zero roadmap is aligned with the Paris Agreement's goals of limiting the increase of global average temperatures to 1.5 degrees Celsius, KBR has committed to setting emissions reduction targets based on the criteria and recommendations of the Science-Based Targets Initiative, an independent and globally recognized verifier.

Defining global, national, and local reduction plans, our roadmap sets out ways to improve energy efficiency, procure clean energy where possible, and proactively reduce emissions at owned and leased facilities. Further, the roadmap defines ways to work collaboratively with suppliers to set clear expectations for emissions reduction and to help them find ways to reduce emissions through their own products, services, and business activities.

We have been a carbon-neutral company since 2019, achieving carbon neutrality across Scopes 1 and 2 and business travel by offsetting our corporate carbon footprint of 2019 and 2020. Each year we continue to invest in carbon neutrality while we focus our attention on absolute reductions over time.

## Social Impact

KBR's extensive policies, procedures, and codes of conduct are designed and implemented to maximize social value and impact for all our stakeholder groups. Our key areas of social impact and human capital development are reflected in our People Strategy, as outlined below.

# People Strategy

## Human Capital Management

Across KBR, 2021 has been known as 'the year of our people.' We entered the year with ambitious plans to build on our empowering culture, enhance our employee experience, and ensure we continue to deserve our reputation as an employer of choice. Through the combined efforts of our employees and leadership team, this bold program has already resulted in tangible benefits for our people and the business, helping us realize our vision to bring together the best and brightest to deliver technology and solutions that help our customers accomplish their most critical missions and objectives.

## Culture & Values

Having refreshed our One KBR Values in late 2020, we brought these values to life early in 2021 with a cascade of conversations between managers and their teams in every business and market. Our aim was to lift our values off the page and inject them into our employees' local experience, identifying any areas for improvement and building on our existing strengths. This concerted effort was underpinned by a review of our people processes to ensure these reflect our culture and values. That review resulted in updates to our selection and exit interviews, job descriptions, and training collateral. We then tested how embedded the values are through our global 'People Perspectives' employee survey, achieving high scores in each area:

| | |
|---|---|
| We Value Our People | 78% |
| We Deliver | 81% |
| We are People of Integrity | 79% |
| We Empower | 78% |
| We are a Team of Teams | 82% |

This positive feedback about our organization culture is particularly encouraging when so many of our employees are working remotely. Nevertheless, we are not complacent. Leaders across KBR continue to consciously reinforce our values through their everyday behavior and to proactively engage and communicate with their teams as hybrid working arrangements become the new normal.

## Employee Health & Safety

The central pillar of our global Zero Harm culture is Health Safety & Security. This pillar is supported by the key Zero Harm principle of "Courage to Care," which we define as the willingness to intervene when one observes something that does not meet acceptable standards. We believe our Zero Harm culture has resulted in a work environment that promotes employee engagement and ownership, leading to significant improvements in our safety performance indicators.

## COVID-19

As the ebbs and flows of the pandemic continued to affect all businesses and markets throughout 2021, the employees of KBR have been reassured by our robust safety protocols, which are founded on our Zero Harm culture.  Our people are resilient, and while personal and operational challenges have persisted, they continued to provide excellent service to our customers. During 2021 we introduced a requirement for all people attending KBR sites to be fully vaccinated, or by exception to undertake daily testing, to safeguard the health of visitors and colleagues. Safety protocols, such as social distancing and wearing masks, remained in place as well. This safe environment has enabled large numbers of employees previously working from home to return to KBR facilities when consistent with local pandemic guidance. By the end of 2021, 95% of our employees who were covered by the Executive Order for Federal Contractors were either vaccinated or had approved accommodations in place and underway.

## Mental Health & Fitness

During 2021, our focus on employee well-being to enable peak performance continued, and our Mental Health & Well-being Committee and Employee Resource Group, OK NoW, took significant strides implementing our well-being strategy. We have created an environment where employees can thrive and perform at their best by introducing a structured communication program, offering training to over 700 managers worldwide, and expanding our Well-being Ambassadors program to over 9,000 employees. We also provide all employees and their families with free 24/7 access to a first-rate employee support program and a mental fitness app to help track and support their mental health and resilience. This supportive environment showed clearly in our People Perspectives survey results, where we achieved a Well-being Index score of 81%.

## Organizational Agility

KBR continues to grow organically and through acquisition, while remaining agile and restructuring where required to support our long-term strategy. At the end of 2021, we employed 28,010 people, who perform diverse, complex, and mission-critical roles in approximately 40 countries. With a fundamental focus on our customers, our working practices adapt to their projects and priorities. At the same time, we empower our employees to balance personal and work commitments by adopting flexible working practices. This agile working approach has also supported our Inclusion & Diversity journey, allowing us to recruit from global, diverse talent pools. Responses to our People Perspectives survey demonstrated that this modern approach resonates with our employees: 78% of responding employees say they are able to balance their work and personal lives, and 85% say they have the flexibility to take time off while still meeting the needs of our fast-paced, customer-focused organization.

## Talent Acquisition

In 2021, we hired almost 6,000 employees. While some markets found candidates in shorter supply, we maintained a strong applicant flow by clearly articulating our employee value proposition, running social media campaigns highlighting KBR's unique culture and values, and showcasing the important work our employees perform across the world. Teams of experts from across KBR reviewed our onboarding and hiring processes to ensure best practices are adopted in all business areas, and we expanded our use of digital talent platforms to monitor candidate supply and demand in real time. During the year we instituted unconscious bias training for all new recruiters and managers, undertook a concerted program of outreach to diverse candidates through targeted colleges/universities and hiring events, and tracked the progress of candidates through our HRIS, which showed that 30% of our new hires were women and 49% were from under-represented racial/ethnic groups.

## Inclusion & Diversity

The leadership team in KBR fundamentally believes that Inclusion & Diversity (I&D) is good for business. It helps us innovate, helps our teams perform, and creates an environment where everyone can belong and contribute. Diversity is embedded in KBR; we have employees from over 120 countries, and our particular attention on gender and race/ethnicity is increasingly showing in our demographics.

| | 2021 | | |
| --- | --- | --- | --- |
| | **Board of Directors** | **Executive Leadership Team** | **KBR** |
| Women | 30% | 25% | 25% |
| Under-represented ethnic/racial groups | 30% | 8% | 36% |

Our I&D Council helps shape our strategic priorities. In 2021 the Council provided recommendations related to working practices, target setting, supporting racial and ethnic diversity, and sustainability in the supply chain. Each area of the business also developed and implemented a tailored I&D improvement plan, which was directly linked to payout under our short-term incentive program. With increased visibility of I&D data—from the candidate pipeline to pay equity—and enhancements such as the introduction of supplementary childcare/elder-care benefits and expansion of floating holidays, we are confident that KBR will continue to see improvements in this area. We are proud that our efforts have been recognized externally with our ranking in the top 100 of Forbes' list of The World's Top Female-Friendly Companies.

### Employee Resource Groups

For many years, KBR has encouraged employees to participate in Employee Resource Groups ("ERGs") to take advantage of the networking, advocacy, and educational opportunities they offer. In addition to OK NoW, our ERG focused on mental health and well-being, we have expanded our ERGs in the I&D arena, with the addition of the Armed Forces Community, the globalization of our Pride & Allies ERG, and plans to launch MERGE, an ERG focused on minority groups. Together with ASPIRE, our ERG focused on the promotion of gender diversity, these I&D-focused ERGs come together in the 'All In' community, which was launched in 2021 and held a series of high-impact events on topics ranging from neurodiversity to understanding disabilities in the workplace. Our ERGs are rounded out with IMPACT, the community for early career professionals, which also expanded globally in 2021 to host a series of fireside chats with the CEO, as well as virtual networking events to connect colleagues across KBR. The Team of Teams value is embedded in these ERGs, giving employees a strong voice across KBR, and providing inspiring insight for leaders and colleagues across the globe.

### Talent & Succession

In addition to our focus on developing early career professionals, which includes established intern and graduate programs, KBR offers a suite of world-class courses for employees in management and leadership roles. Together with the extension of our formal talent review processes in 2021, they help strengthen succession planning at all levels, supplementing the Board's continued oversight of CEO and ELT succession. During the year we also introduced a formal Front Line Leaders program, designed to support employees newly transitioning into this critical role, and began implementing a new approach to performance management, with frequent, real-time feedback conversations replacing traditional backward-looking performance reviews. Our other focus area was technical talent; in 2021 we welcomed 12 distinguished technical leaders to the inaugural One KBR Technical Fellows program. This important program fosters our culture of innovation, fuels collaboration across diverse disciplines, and helps us attract, mentor, and inspire the next generation of talent.

### Employee Engagement

In line with the labor market tightening across the globe, in 2021 we saw an increase in voluntary turnover in some countries, when pent-up demand from early in the pandemic was released as economies rebounded. Our agile hiring practices allowed us to keep pace with the demand for talent, with applicant flow and staffing levels remaining at previous strong levels. This resilience was helped by our continued focus on our employees, evidenced by the results of our People Perspectives survey, in which 80% of employees said KBR is a great place to work.

With remote working commonplace, we modernized our communications programs. The KBR podcast 'In Orbit,' was introduced, we continued to develop our Communities of Interest, collaborative forums that connect global company experts and interested employees on specialized topics, and we broadcast our 'People First' video series, in which leaders discuss how our people strategy is supporting KBR employees across the world. Our employees' high level of engagement is deep-rooted, with 83% of respondents in our People Perspectives survey saying they feel proud of what they accomplish. We believe this result is a credit to KBR's managers, who scored 83% in the survey's Manager Effectiveness Index. Each business area has developed a plan to build on this positive response and address any areas of concern, as we continue to put our people at the heart of KBR.

# Security Ownership of Certain Beneficial Owners and Management

The table below sets forth certain information, as of March 1, 2022, regarding the beneficial ownership of KBR's common stock by persons known by KBR to beneficially own more than five percent of its outstanding common stock, each director or nominee, each of the named executive officers referenced in the Summary Compensation Table contained in this proxy statement, and all directors and executive officers as a group. Information regarding five percent stockholders in the table and footnotes is based on the

most recent Statement on Schedule 13G or 13D or amendment thereto filed by each such person with the SEC, except as otherwise known to KBR. To our knowledge, except as otherwise noted in the footnotes to this table or as provided by applicable community property laws, each individual has sole voting and investment power with respect to the shares of common stock listed in the second column below as beneficially owned by the individual.

| Name and Address of Beneficial Owner[1] | Shares of KBR Common Stock Beneficially Owned | |
| --- | --- | --- |
| | Number of Shares[2] | Percentage of Class |
| BlackRock, Inc.[3]<br>55 East 52nd Street, New York City, New York 10055 | 15,501,519 | 11.0 % |
| FMR LLC[4]<br>245 Summer Street, Boston, Massachusetts 02210 | 15,083,990 | 10.665 % |
| The Vanguard Group[5]<br>100 Vanguard Boulevard, Malvern, Pennsylvania 19355 | 13,210,596 | 9.42 % |
| Massachusetts Financial Services Company[6]<br>111 Huntington Avenue, Boston, Massachusetts 02199 | 6,994,026 | 5.0 % |
| Eileen G. Akerson[7][8] | 91,939 | * |
| Stuart J. B. Bradie[7][8] | 596,935 | * |
| W. Byron Bright, Jr.[7][8] | 42,333 | * |
| J. Jay Ibrahim[7][8] | 91,541 | * |
| Douglas N. Kelly[7][8] | 21,855 | * |
| Mark W. Sopp[7][8] | 91,367 | * |
| Mark E. Baldwin[7][8] | 55,162 | * |
| Lynn A. Dugle[7][8] | 10,280 | * |
| General Lester L. Lyles, USAF (Ret.)[7][8] | 70,744 | * |
| Sir John A. Manzoni KCB[9] | 0 | — |
| Lt. General Wendy M. Masiello, USAF (Ret.)[7][8] | 32,420 | * |
| Jack B. Moore[7][8] | 60,876 | * |
| Ann D. Pickard[7][8] | 47,643 | * |
| Carlos A. Sabater[7][8] | 3,862 | * |
| Umberto della Sala[7][8] | 49,384 | * |
| Lt. General Vincent R. Stewart, USMC (Ret.)[7][8] | 3,862 | * |
| **ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (19 PERSONS)[7][8][9]** | **1,266,999** | **\*** |

* Less than one percent (1%).

(1) The address of each of the named executive officers and directors is c/o KBR, Inc., 601 Jefferson Street, Suite 3400, Houston, Texas 77002.

(2) Beneficial ownership means the sole or shared power to vote, or to direct the voting of, shares of KBR common stock, or investment power with respect to KBR common stock, or any combination of the foregoing. Each director and executive officer and the directors and executive officers as a group beneficially own less than 1% of the outstanding shares of KBR common stock.

(3) Based solely on a Schedule 13G filed January 27, 2022, BlackRock, Inc. is deemed to be the beneficial owner of 15,501,519 shares as a result of being a parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(4) Based solely on a Schedule 13G filed January 10, 2022, FMR LLC is deemed to be the beneficial owner of 15,083,990 shares as a result of being a parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(5) Based solely on a Schedule 13G filed February 10, 2022, The Vanguard Group is deemed to be the beneficial owner of 13,210,596 shares as a result of being an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(6) Based solely on a Schedule 13G filed February 2, 2022, Massachusetts Financial Services Company is deemed to be the beneficial owner of 6,994,026 shares as a result of being an investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(7)  Includes the following shares of restricted stock and/or restricted stock units that have vested or will vest on or before April 30, 2022: Ms. Akerson, 71,405; Mr. Bradie, 473,759; Mr. Bright, 42,333; Mr. Ibrahim, 69,351; Mr. Kelly, 18,399; Mr. Sopp, 65,507; Mr. Baldwin, 55,162; Ms. Dugle, 10,280 (4,817 of which were deferred into the nonqualified elective deferral plan for non-executive directors); General Lyles, 70,744 (31,414 of which were deferred into the nonqualified elective deferral plan for non-executive directors); Lt. General Masiello, 32,420; Mr. Moore, 60,876; Ms. Pickard, 47,643; Mr. Sabater, 3,862; Mr. della Sala, 49,384; Lt. General Stewart, 3,862; and all executive officers as a group, 278,555. Includes the following shares that may be acquired upon the exercise of options that are exercisable or will become exercisable on or before April 30, 2022: Ms. Akerson, 20,534; Mr. Bradie, 123,176; Mr. Ibrahim, 22,190; Mr. Kelly, 3,456; and all executive officers as a group, 25,646. Includes 25,860 shares of common stock purchased by Mr. Sopp in March 2017, February 2020, March 2020, and December 2021. Includes 5,770 shares of common stock purchased by Mr. Evans, one of our executive officers, in March 2020.

(8)  Does not include the following shares of restricted stock units as to which the holder has no voting power and no investment power, but which convert to common stock on a 1-to-1 ratio upon vesting, which for some restricted stock units requires that certain performance measures be met: Mr. Bradie, 117,948; Mr. Bright, 20,833; Mr. Ibrahim, 18,040; Mr. Kelly, 14,712; Mr. Sopp, 27,060; and all executive officers and directors as a group, 324,030.

(9)  All directors and executive officers as a group refers to the current 10 directors (Ms. Dugle, Lt. General Masiello, Ms. Pickard, General Lyles, Lt. General Stewart, and Messrs. Baldwin, Bradie, Moore, Sabater, and della Sala) and the current 9 executive officers, excluding Mr. Bradie (Ms. Galindo, Ms. Myles, and Messrs. Barrie, Bright, Conlon, Evans, Ibrahim, Kelly, and Sopp). Sir John Manzoni is a director nominee and therefore not included in the group of all directors and executive officers.



Doug Kelly, President of Technology, and employees in Gurgaon, India strike the official pose of International Women's Day 2022, signifying our commitment to breaking bias and promoting a more gender-equal world.

# Executive Officers

The following biographical information with respect to each of KBR's executive officers is current as of March 25, 2022.



### ANDREW J. BARRIE

**Age:** 54 | **Joined KBR in:** 1990 | **President, Government Solutions — EMEA**

**Current Position since:** May 2019

**Prior Business Experience**

- KBR Senior Vice President, Business Acquisition
- KBR Vice President, Commercial
- Has over 30 years of experience in business development, commercial management and leadership across the government, infrastructure and energy markets.

**Education**

- B.A. (Business), Kingston University London
- Diploma in Company Direction from the Institute of Directors



### W. BYRON BRIGHT, JR.

**Age:** 48 | **Joined KBR in:** 2010 | **President, Government Solutions**

**Current Position since:** June 2020

**Prior Business Experience**

- KBR President, Government Solutions — U.S.
- KBR President, KBRwyle
- KBR Senior Vice President of Operations for U.S. Government Services
- KBR Vice President of Business Development for U.S. Government Services
- Supported the government services business at Jacobs Engineering Group Inc.
- Officer in the U.S. Air Force, primarily working in Developmental Test and Engineering, supporting weapons development and rotary wing aircraft flight testing

**Education**

- B.S. (Engineering and Mechanics), distinguished graduate, U.S. Air Force Academy
- M.S. (Mechanical Engineering), Georgia Institute of Technology
- Graduated from the U.S. Air Force Test Pilot School and has flown in over 25 different aircraft as a flight test engineer



### GREGORY S. CONLON

**Age:** 53 | **Joined KBR in:** 2016 | **Chief Digital and Development Officer**

**Current Position since:** January 2019

**Prior Business Experience**

- KBR Executive Vice President and Chief Development Officer responsible for Strategy, Global Business Development, Marketing, and Mergers & Acquisitions
- KBR President, Asia-Pacific ("APAC") responsible for Engineering & Construction ("E&C") and Government Services ("GS") in this region
- KBR President, E&C APAC
- Executive Vice President leading business development globally for the WorleyParsons Services business line, the largest business within WorleyParsons
- Has over 25 years of experience in the E&C business, with global experience across a range of subsectors from hydrocarbons to specialist infrastructure.
- Various positions in the energy and resources sectors in Australia, Canada, China, Indonesia, Singapore, Thailand, and the United Kingdom.

**Education**

- B.S. (Mechanical Engineering), Royal Melbourne Institute of Technology



### SHAD E. EVANS

**Age:** 44 | **Joined KBR in:** 2018 | **Senior Vice President of Finance Operations and Chief Accounting Officer**

**Current Position since:** August 2020 (Interim CAO since October 30, 2020, and CAO since July 29, 2021)

**Prior Business Experience**

- KBR Chief Financial Officer of Technology Solutions
- Vice President, Finance and Business Operations Security Detection and Automation at Leidos Holdings, Inc.

**Education**

- B.S. (Accounting), San Diego State University-California State University
- M.B.A. (Finance), University of San Diego



### SONIA GALINDO

**Age:** 53 | **Joined KBR in:** 2021 | **Executive Vice President and General Counsel**

**Current Position since:** November 2021

**Prior Business Experience**

- Senior Vice President, General Counsel, Secretary, and Chief Ethics and Compliance Officer at FLIR Systems, Inc. (now, Teledyne F LLC, a subsidiary of Teledyne Technologies)
- General Counsel and Corporate Secretary at Rosetta Stone Inc.
- Various positions in the public and private sector including at the U.S. Securities and Exchange Commission, the Bill & Melinda Gates Foundation, Keurig Green Mountain, Inc., and McCormick & Company, Inc.

**Education**

- B.A. (Economics and Management), Hood College for Women
- J.D., University of Illinois Chicago School of Law (formerly John Marshall Law School)



### J. JAY IBRAHIM

**Age:** 61 | **Joined KBR in:** 2015 | **President, Sustainable Technology Solutions**

**Current Position since:** June 2020

**Prior Business Experience**

- KBR President, Energy Solutions — Services
- KBR President, Europe, Middle East and Africa ("EMEA") and APAC responsible for E&C and GS in these regions
- KBR President, EMEA responsible for E&C and GS in this region
- KBR President, E&C EMEA
- Has over 25 years of E&C and GS experience across the globe, having served in a variety of engineering, project management, business development, and business management roles for Parsons E&C/WorleyParsons.
- Has a wealth of senior project and construction management experience within the hydrocarbon, infrastructure, and government services sectors, as well as broad experience in complex contract negotiations, business analysis, and long-range strategic planning in both domestic and international markets.

**Education**

- B.S. (Mechanical Engineering), Wichita State University
- M.S. (Mechanical Engineering), Wichita State University
- Diploma in Advanced Management, Harvard University



### DOUGLAS N. KELLY

**Age:** 58 | **Joined KBR in:** 2010 | **President, Technology**

**Current Position since:** September 2019

#### Prior Business Experience

- KBR Senior Vice President, Business Development and Marketing Technology Solutions
- KBR Vice President, Refining Technology Solutions
- Chief Operating Officer at ZEEP
- Vice President at Invensys (now AVEVA)
- Vice President at Aspen Technology

#### Education

- B.S. (Chemical Engineering), University of Oklahoma
- Licensed Professional Engineer (Texas)



### JENNI C. MYLES

**Age:** 54 | **Joined KBR in:** 2020 | **Executive Vice President, Chief People Officer**

**Current Position since:** May 2020

#### Prior Business Experience

- Group HR Director and core member of the Group Executive Committee at G4S
- Chief HR Officer, Americas Region at G4S
- Director of HR & Employee Engagement at G4S
- Various employee relations and human resources management roles at KPMG, Northern Foods, and Ford Motor Company

#### Education

- L.L.B. (Hons), University of Glasgow
- Fellow of the Chartered Institute of Personnel & Development



### MARK W. SOPP

**Age:** 56 | **Joined KBR in:** 2017 | **Executive Vice President and Chief Financial Officer**

**Current Position since:** February 2017

#### Prior Business Experience

- Chief Financial Officer and Executive Vice President for Leidos Holdings, Inc., previously Science Applications International Corporation, one of the largest publicly-traded government contractors in the U.S. with significant technically-focused commercial professional services operations, including serving energy markets
- Various executive positions with Titan Corporation, also involved in government contracting and commercial business areas

#### Education

- B.S. (Accounting), New Mexico State University
- Completed the Executive Program at UCLA Anderson School



# Executive Compensation



Our team in Western Australia hosted a holiday luncheon to raise funds for the Zonta House Refuge Association's 12 Days of Christmas campaign, which provides support for women and families affected by domestic violence.

ASPIRE is committed to the development of women and the advancement of gender diversity at KBR. ASPIRE aims to strengthen KBR's culture of inclusion and respect, which enhances team performance and makes us a better, more efficient business.

 

# Proposal No. 2 — Advisory Vote to Approve Named Executive Officer Compensation

 The Board of Directors recommends that you **vote FOR** the advisory vote to approve our NEOs' compensation as disclosed in this proxy statement. Properly dated and signed proxies, and proxies properly submitted over the Internet and by telephone, will be so voted unless stockholders specify otherwise.

The Board of Directors is providing our stockholders with the opportunity to cast a non-binding advisory vote to approve the compensation of our Named Executive Officers ("NEOs") as disclosed in this proxy statement.

Our Compensation Committee establishes, recommends, and governs all the compensation and benefits policies and actions for KBR's NEOs, as discussed in the "Compensation Discussion and Analysis" section of this proxy statement. Consistent with our compensation philosophy, our executive compensation program was designed to achieve the following primary objectives:

- provide a clear and direct relationship between executive pay and company (and business segment, as applicable) performance, both on a short- and long-term basis;

- emphasize operating performance measures;

- link executive pay to measures of stockholder value;

- support our business strategies and management processes in order to motivate our executives; and

- generally target base salary, short-term incentives, long-term incentives, and total compensation levels near the 50th percentile of the competitive market for good performance, and above the 50th percentile of the competitive market for consistent, outstanding performance.

In light of these objectives, KBR provides pay that is highly dependent on performance. We continually review best practices in governance and executive compensation. Consistent with such best practices, KBR:

- does not maintain employment agreements with the NEOs;

- does not provide excise tax gross-ups;

- has incentive plans that discourage undue risk and align executive rewards with short- and long-term company performance; and

- requires executives to satisfy stock ownership requirements.

For the reasons discussed above, the Board of Directors unanimously recommends that stockholders vote in favor of the following resolution:

"**RESOLVED**, that the compensation paid to KBR's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby **APPROVED**."

While the resolution is non-binding, the Board of Directors values your opinion and will consider the outcome of the vote when making future compensation decisions.

# Compensation Discussion and Analysis

## Executive Summary

### NAMED EXECUTIVE OFFICERS

This Compensation Discussion and Analysis provides a detailed description of our compensation philosophy, objectives, policies, and practices in place during 2021, and it explains the factors considered by our Compensation Committee in making compensation decisions for the following Named Executive Officers, or NEOs:

     

| **Stuart Bradie** | **Mark Sopp** | **Byron Bright** | **Jay Ibrahim** | **Doug Kelly** | **Eileen Akerson\*** |
|---|---|---|---|---|---|
| President and Chief Executive Officer | Executive Vice President and Chief Financial Officer | President, Government Solutions | President, Sustainable Technology Solutions | President, Technology | Former Executive Vice President and General Counsel |

**\*** *Ms. Akerson's employment terminated on October 31, 2021*

These NEOs, together with the other members of our executive management team whose compensation is determined by our Compensation Committee and our Board of Directors, are referred to as our "Senior Executive Management."

### COMPENSATION HIGHLIGHTS

#### Changes Made to KBR's Compensation Program for 2021

Our Compensation Committee made a few changes to KBR's compensation program for 2021.

- Base Salary — there were no raises for NEOs in 2021 except for a 10% increase in base salary for each of Messrs. Bright and Kelly to reflect their increased responsibilities.

- Short-Term Incentive ("STI") Plan — to reflect KBR's continued focus on sustainability, the two safety performance metrics under the 2020 STI Plan, which were each weighted 5%, were replaced with one sustainability performance metric, which is weighted 10%, for the 2021 STI Plan.

- Long-Term Incentive ("LTI") Plan — in response to our stockholders' feedback, we added certain restrictive covenants to our 2021 Restricted Stock Unit Awards and 2021 Long-Term Performance Cash and Stock Awards to protect the confidential information pertaining to KBR and its subsidiaries and restrict the grantee's ability to compete with or solicit business and employees away from KBR and its subsidiaries.

Our Compensation Committee believes all our compensation programs strongly reflect our pay-for-performance strategy. Changes made to our compensation program for 2022 are disclosed on pages 60 and 64.

#### Advisory Vote on Compensation and Stockholder Engagement

We believe we have a well-designed executive compensation program, and KBR's stockholders seem to agree. Our most recent say-on-pay proposal, presented during the 2021 annual meeting, garnered the support of approximately 99% of the votes cast. The Compensation Committee was gratified by this result.

> › Our most recent say-on-pay proposal, presented during the 2021 annual meeting, garnered the support of approximately 99% of the votes cast.

Regardless of the outcome of our say-on-pay proposal, our Corporate Secretary reaches out to our largest investors bi-annually to maintain an open dialogue about our compensation policies, practices, and structure, and to receive feedback on elements that could be changed to better align with stockholders' interests. In 2021, our Corporate Secretary reached out to all of KBR's top 25 investors, which collectively represented more than 70% of our

outstanding stock, and had calls with or heard from investors representing approximately 20% of our outstanding stock. A majority of these investors did not mention any major concerns about our executive compensation program.

We will continue to consider the outcome of our say-on-pay proposal and other stockholder feedback when determining future compensation policies and decisions for our NEOs.

## Pay for Performance in 2021

Our CEO's strategic actions positioned KBR for long-term growth, and we have continued to see these actions deliver strong results and improved stockholder value. Our adjusted EPS increased by 40% from 2020, and our adjusted EBITDA increased by 31% from 2020 (see reconciliation under the section titled "Non-GAAP Reconciliation: Adjusted EBITDA, Adjusted EPS and Adjusted Operating Cash Flow" at the end of this proxy statement).

The alignment of our CEO's compensation with KBR's performance and stockholder value during the past five years is summarized below.



\* *EPS reflects our net income divided by the outstanding shares of our common stock. Adjusted EPS excludes certain amounts included in diluted EPS. A reconciliation of EPS to Adjusted EPS is provided on the last page of this proxy statement.*



EBITDA GROWTH AND STRATEGIC ACTIONS

$333MM ADJUSTED

$320MM

$504MM

$412MM ADJUSTED

$471MM ADJUSTED

$459MM

$478MM ADJUSTED

$151MM

$625MM* ADJUSTED

$369MM



**2017**

Growth in key areas across KBR's space portfolio with seat on NASA REMIS contract. Acquisition of Sigma Bravo in Australia.

**2018**

Acquisition of Stinger Ghaffarian Technologies, Inc. and our partner's interest in Aspire Defence Holdings Limited.

**2019**

Global sustainability program development. Increased focus on human capital by inclusion and diversity lead appointment. Backlog growth due to LOGCAP V win. Rebranded company launch.

**2020**

Acquisition of Centauri, LLC. Restructuring of KBR's businesses into two core markets: Government and Sustainable Technology. Established a goal of net-zero carbon emissions by 2030, linked ESG goals to executive compensation, and achieved carbon neutrality in 2019.

**2021**

Acquisition of Frazer-Nash Consultancy. Formed important alliances to advance ground-breaking technology to close the circular plastics loop and make carbon-free energy a reality.

\* *EBITDA reflects our earnings before interest income/expense, income taxes, other non-operating income/expense, and depreciation and amortization. Adjusted EBITDA excludes certain amounts included in EBITDA. A reconciliation of net income to Adjusted EBITDA is provided on the last page of this proxy statement.*

# Overview of Executive Compensation Philosophy, Policies and Practices

## KEY CONSIDERATIONS IN DETERMINING EXECUTIVE COMPENSATION

Our Compensation Committee regularly reviews the elements of the individual compensation packages for our NEOs, with a goal of ensuring that:

- Pay packages align executives' interests with our stockholders' interests;
- Performance metrics are sufficiently challenging;
- Target pay packages reflect an appropriate mix of short-term and long-term incentives; and

- Total compensation, as well as each individual compensation element, is targeted near the 50th percentile of the competitive market for good performance and above the 50th percentile of the competitive market for consistent, outstanding performance, taking into consideration factors like differences in our NEOs' respective responsibilities compared to responsibilities ascribed to their counterparts at our peers, as well as experience, retention risk, and internal equity.

Our executive compensation program is regularly reviewed to ensure that it remains consistent with these objectives and is administered in accordance with established compensation policies.

## POLICIES AND PRACTICES

Below is a summary of our compensation policies and practices in place during 2021.

| | |
|---|---|
| **Clawbacks** | • If our Compensation Committee determines that an officer or employee has been paid incentive compensation (either cash or equity) based on financial results that are later restated, the Company may seek recovery of any overpayments. |
| **Stock Ownership Guidelines** | • We require our NEOs to own a significant amount of KBR stock to align their interests with our stockholders' interests. |
| **No Pledging** | • Officers and directors may not pledge KBR stock. |
| **No Hedging** | • Officers and directors may not hedge KBR stock. |
| **Market Comparison** | • Our Compensation Committee benchmarks executive compensation against relevant peer groups of companies in our industry and companies of similar size and complexity. |
| **Performance-Based Compensation** | • A majority of our NEOs' compensation is performance-based and varies depending on the achievement of absolute and relative performance goals. |
| **Double-Trigger** | • Our severance and change-in-control agreements require a double-trigger for a change-in-control termination (i.e., the occurrence of both a change in control and a termination of employment within two years thereafter) in order for an executive to receive change-in-control benefits. |
| **No Employment Agreements** | • Our NEOs do not have employment agreements. |
| **No Tax Gross-Ups** | • We do not provide excise tax gross-up agreements. |
| **No Option Repricing** | • We prohibit the repricing of KBR stock options. |

## ROLE OF THE BOARD AND THE COMPENSATION COMMITTEE

Each December our non-executive directors meet in executive session to evaluate the performance of our Chief Executive Officer, considering qualitative and quantitative elements of the CEO's performance, including:

- leadership and vision;
- integrity;
- keeping the Board informed on matters affecting KBR and its operating units;
- performance of the business, including such measurements as total stockholder return ("TSR") and achievement of financial objectives and goals;

- development and implementation of initiatives to provide long-term economic benefit to KBR;
- accomplishment of strategic objectives; and
- development of management.

The CEO's evaluation and compensation for the next full year, including an evaluation of whether the CEO has created adequate management succession and development programs, are communicated to the CEO by the non-executive Chairman of the Board after review and approval by our Compensation Committee and the full Board of Directors (other than the CEO).

Based on the CEO's recommendations and in concert with him, our Compensation Committee annually reviews and approves the compensation and incentive awards for our Senior Executive Management.

## ROLE OF THE CEO

During 2021, our CEO made recommendations to our Compensation Committee regarding the compensation and incentives for our NEOs other than himself. Our CEO also:

- recommended performance measures, target goals, and award schedules for short-term and long-term incentive awards, and reviewed performance goals for consistency with our projected business plan;

- reviewed competitive market data for Senior Executive Management positions; and

- developed specific recommendations regarding the amount and form of equity compensation to be awarded to our NEOs other than himself.

## THIRD-PARTY CONSULTANTS

Under its charter, our Compensation Committee is authorized to retain a compensation consultant and has the sole authority to approve the consultant's fees and other retention terms. While we believe that retaining third-party consultants is an efficient way to remain informed about competitive compensation practices, the advice of outside professionals is just one of many factors the Compensation Committee considers. Most importantly, we design and adjust our compensation program to address the program's intended objectives.

In 2021, our Compensation Committee used the services of one compensation consulting firm, Meridian Compensation Partners, LLC ("Meridian"). Our Compensation Committee engaged and managed its relationship with Meridian directly, and Meridian reported directly to our Compensation Committee. Outside providing advisory services to our Compensation Committee, Meridian provided no other services to KBR or our affiliates.

Meridian's work for KBR included advising our Compensation Committee, as requested, with respect to all executive compensation matters and various director compensation matters. Meridian was engaged to provide the following:

- A review of CEO pay considerations for 2021;

- A review of our short-term and long-term incentive design for 2021;

- A 2021 proxy season trends update;

- A review of the peer groups used to assess the competitiveness of our executive compensation programs for the 2021-2022 compensation cycle;

- Regular updates on notable legislative and regulatory activities;

- Regular updates on the valuation of our long-term performance awards;

- A competitive market study of executive compensation for Senior Executive Management;

- A competitive market study of non-executive director compensation;

- A review of the risk profile of the proposed long-term incentive performance metrics for 2022;

- A realizable pay analysis;

- A review of the CEO's 2022 executive compensation recommendations for Senior Executive Management; and

- A review of the CEO's compensation for 2022.

In May 2021, our Compensation Committee reviewed the independence factors prescribed by the SEC (as well as other factors identified by the NYSE) as affecting the independence of a consultant or adviser, including the following:

- Whether Meridian provides other services to KBR;

- The amount of fees Meridian received from KBR as a percentage of that firm's total revenue;

- Meridian's policies and procedures that are designed to prevent conflicts of interest;

- Whether there is any business or personal relationship between an individual Meridian compensation consultant or other adviser and a member of our Compensation Committee;

- Whether there is any business or personal relationship between an individual Meridian compensation consultant, principal, or employee, or Meridian as an organization, and any of KBR's executive officers; and

- Whether Meridian or any of its principals or employees owns any stock of KBR.

Based on the results of this review, our Compensation Committee confirmed Meridian's independence and lack of a conflict of interest in 2021 and approved the continued retention of Meridian.

## PEER GROUPS

In the design and administration of our 2021 executive compensation programs for our Named Executive Officers, our Compensation Committee considered competitive market data from two distinct peer groups: our "Core Peer Group" and our "Diversified Peer Group." As discussed below under "Elements of Compensation—KBR Long-Term Performance Cash and Stock Awards," the Compensation Committee also refers to a "TSR Peer Group" for limited purposes related to the NEOs' long-term incentive awards.

The Core Peer Group is composed of ten companies whose primary operations involve providing highly technical and professional services to the U.S. government and the engineering, construction, and services industry. We believe these are the companies against which KBR most competes for employees and business. The Core Peer Group used for 2021 compensation decisions consisted of the following companies:

| Company (Data in billions — as of 12/31/2020) | Revenues | Assets | Market Cap |
|---|---|---|---|
| Booz Allen Hamilton Holding Corporation[1] | $ 7.464 | $ 4.794 | $ 12.022 |
| CACI International Inc.[2] | $ 5.720 | $ 5.542 | $ 6.288 |
| Fluor Corporation | $ 15.668 | $ 7.310 | $ 2.247 |
| Jacobs Engineering Group Inc.[3] | $ 13.567 | $ 12.354 | $ 14.163 |
| Leidos Holdings, Inc. | $ 12.297 | $ 12.511 | $ 14.961 |
| ManTech International Corporation | $ 2.518 | $ 2.214 | $ 2.417 |
| Parsons Corporation | $ 3.919 | $ 3.938 | $ 3.667 |
| Perspecta Inc.[4] | $ 4.504 | $ 5.405 | $ 3.252 |
| Science Applications International Corporation[5] | $ 6.379 | $ 4.711 | $ 5.510 |
| Unisys Corporation | $ 2.026 | $ 2.708 | $ 1.240 |
| **MEDIAN (INCLUDING KBR)** | **$ 5.767** | **$ 5.405** | **$ 4.408** |
| **KBR, INC.** | $ 5.767[6] | $ 5.705 | $ 4.408 |

(1)   Booz Allen Hamilton Holding Corporation's revenues and assets are as of 3/31/2020 and market cap is as of 12/31/2020.

(2)   CACI International Inc.'s revenues and assets are as of 6/30/2020 and market cap is as of 12/31/2020.

(3)   Jacobs Engineering Group Inc.'s revenues and assets are as of 9/30/2020 and market cap is as of 12/31/2020.

(4)   Perspecta Inc.'s revenues and assets are as of 3/31/2020 and market cap is as of 9/15/2020.

(5)   Science Applications International Corporation's revenues and assets are as of 1/31/2020 and market cap is as of 12/31/2020.

(6)   KBR's revenue does not include our share of revenue from our unconsolidated joint ventures, which was approximately $1.2 billion in 2020.

The compensation data for our Core Peer Group was obtained from publicly available sources, including proxy statements and Form 4 and 8-K disclosures, and was not adjusted.

In addition to reviewing publicly available data for the Core Peer Group, our Compensation Committee also assesses the competitiveness and reasonableness of our executive compensation programs against data from a supplemental group of 18 companies that were participants in the Equilar Executive Compensation Survey (which Meridian used to analyze peer

company compensation data that was not publicly available). The companies in the Diversified Peer Group were generally selected based on revenue, size, complexity, performance, and the nature of their principal business operations, with specific emphasis on engineering and construction, information technology consulting, manufacturing, and government services. Our Compensation Committee believes the Diversified Peer Group appropriately represents both the local Houston and the broader market for key management and technical talent.

The Diversified Peer Group used for 2021 compensation decisions consisted of the following companies:

| | | |
|---|---|---|
| BAE Systems plc | Gartner, Inc. | Science Applications International Corporation |
| Booz Allen Hamilton Holding Corporation | Hubbell Inc. | Teradata Corporation |
| Conduent Incorporated | Huntington Ingalls Industries, Inc. | Tetra Tech, Inc. |
| Dover Corporation | L3Harris Technologies, Inc. | Textron Inc. |
| Flowserve Corporation | Leidos Holdings Inc. | Timken Corporation |
| Fluor Corporation | ManTech International Corporation | Unisys Corporation |

During 2021, our Compensation Committee asked Meridian to review the appropriateness of the Core and Diversified Peer Groups for assessing the competitiveness of our executive compensation programs considering the Company's two segments — Government Solutions and Sustainable Technology Solutions. The review considered several factors relating to the constituent companies, including an analysis of certain financial metrics (such as revenue, net assets, market capitalization, enterprise value, and number of employees) drawn from the Equilar Executive Compensation Survey,

business strategies, the effects of corporate transactions, and the availability of market data. As a result of this review, our Compensation Committee updated our Core Peer Group for 2022 compensation decisions by removing two companies. Specifically, Perspecta Inc. was removed because it was acquired by Peraton in May 2021, and Unisys Corporation was removed because it divested its federal information technologies business segment and is no longer in the same business as KBR. Our Compensation Committee removed Unisys from the Diversified Peer Group for the same reason.

## Summary of 2021 Target Compensation of Named Executive Officers

The table below reflects target annual compensation and is not intended to replace the more detailed information provided in the Summary Compensation Table. The target dollar amounts for restricted stock units are rounded to the next whole share upon grant.

| | 2021 Base Salary | Target 2021 Short-Term Incentive | Target 2021 Long-Term Performance Incentives | | Total Target Amount |
|---|---|---|---|---|---|
| | | | Time-Based Restricted Stock Units Target Dollar Amount | Performance Cash and Stock Award Target Dollar Amount | |
| **Mr. Bradie** | $ 1,135,000 | $ 1,475,500 | $ 2,083,333 | $ 4,166,667 | $ 8,860,500 |
| **Mr. Sopp** | $ 652,800 | $ 587,520 | $ 500,000 | $ 1,000,000 | $ 2,740,320 |
| **Mr. Bright** | $ 627,000 | $ 564,300 | $ 383,333 | $ 766,667 | $ 2,341,300 |
| **Mr. Ibrahim** | $ 570,000 | $ 513,000 | $ 333,333 | $ 666,667 | $ 2,083,000 |
| **Mr. Kelly** | $ 484,000 | $ 387,200 | $ 250,000 | $ 500,000 | $ 1,621,200 |
| **Ms. Akerson** | $ 475,000 | $ 427,500 | $ 300,000 | $ 600,000 | $ 1,802,500 |

## Elements of Compensation

Our executive compensation program has been designed to ensure that KBR can attract and retain talented executives who are motivated to pursue KBR's strategies, focus employees' efforts, and achieve business success. The compensation program also must align executives' interests with stockholders' interests. There is no pre-established formula for the allocation between cash and non-cash compensation or between short-term and long-term compensation. Instead, each year our Compensation Committee

determines, in its discretion and business judgment, the appropriate level and mix of compensation to reward our NEOs for near-term superior performance and to encourage commitment to our long-range strategic business goals. When making these decisions, our Compensation Committee is always mindful of our philosophy that the majority of Named Executive Officer compensation should vary with KBR's performance.

As shown below, a significant portion of our NEOs' target annual compensation in 2021 was performance-based.



CEO's TARGET COMPENSATION

13%
Base Salary
100%
Performance Based
17%
Short-Term
Incentives
(Annual)
67%
Performance Based
70%
Long-Term
Incentives
33%
Non-Performance Based

AVERAGE OF OTHER NEOs' TARGET COMPENSATION

27%
Base Salary
100%
Performance Based
23%
Short-Term
Incentives
(Annual)
67%
Performance Based
50%
Long-Term
Incentives
33%
Non-Performance Based

"Other NEOs" includes all NEOs except for the CEO.

Our 2021 executive compensation program consisted of three core elements of direct compensation: base salary, short-term (annual) incentives, and long-term incentives. Each of these elements is described below.

## BASE SALARY

We pay our NEOs market-competitive base salaries for the skills and experience they bring to their respective roles. To arrive at base salary amounts, our Compensation Committee uses its discretion to adjust market-based amounts to reflect:

- Leadership and individual performance;
- Internal pay equity;
- Level of responsibility;
- Experience in current role; and
- External factors involving general economic conditions and marketplace compensation trends.

The table below shows the base salaries for our Named Executive Officers, effective January 1, 2021.

| Name | Increase (% of 2020 Base Salary) | 2021 Base Salary | Basis for 2021 Base Salary Decision |
|---|---|---|---|
| **Mr. Bradie** | $ 0 (0%) | $ 1,135,000 | Core Peer Group data and general economic conditions. |
| **Mr. Sopp** | $ 0 (0%) | $ 652,800 | Core Peer Group data and general economic conditions. |
| **Mr. Bright** | $ 57,000 (10%) | $ 627,000 | Core Peer Group data and increased responsibility. |
| **Mr. Ibrahim** | $ 0 (0%) | $ 570,000 | Core Peer Group data and general economic conditions. |
| **Mr. Kelly** | $ 44,000 (10%) | $ 484,000 | Core Peer Group data and increased responsibility. |
| **Ms. Akerson** | $ 0 (0%) | $ 475,000 | Core Peer Group data and general economic conditions. |

## SHORT-TERM INCENTIVES (ANNUAL)

Our Compensation Committee established the KBR Senior Executive Performance Pay Plan (the "Performance Pay Plan") to reward Senior Executive Management for improving financial results for our stockholders and to provide a means to link cash compensation to KBR's short-term performance compared to annual goals. The Performance Pay Plan was created under the stockholder-approved KBR Stock and Incentive Plan, which is described in more detail below.

### Incentive Award Opportunities

In December 2020, our Compensation Committee met to determine the 2021 target awards for our Named Executive Officers under the Performance Pay Plan. These target STI awards, which are expressed as percentages of base salary, were generally set to be consistent with the median target awards for executives in similar positions within our Core and Diversified Peer Groups. The STI award opportunities for 2021 are shown below.

| Executive | Threshold (% of Base Salary) | Target (% of Base Salary) | Maximum (% of Base Salary) | Increase to Target Award from 2020 |
|---|---|---|---|---|
| Mr. Bradie | 32.5% | 130% | 260% | 0% |
| Messrs. Ibrahim, Bright, and Sopp and Ms. Akerson | 22.5% | 90% | 180% | 0% |
| Mr. Kelly | 20% | 80% | 160% | 5% |

### 2021 STI Performance Metrics

The performance metrics we used for 2021 STI awards focus our NEOs on the key measures of success in connection with the execution of our strategic plan. In 2021, our Compensation Committee made one change to our STI plan to directly link pay and KBR's sustainability performance. Specifically, the two safety performance metrics in the 2020 STI plan, which were each weighted 5%, were removed and replaced with one sustainability performance metric that is weighted 10% and is based on an assessment of the continued progress in KBR's Zero Harm social and environmental sustainability pillars including, but not limited to: KBR consolidated safety, inclusion and diversity initiatives, community engagement, and environment goals. This change reflects KBR's continued focus on sustainability. Our Compensation Committee also updated the specific goals for each metric to ensure they remained challenging and competitive.

The table below summarizes the 2021 performance metrics and weightings for our CEO and other NEOs. We believe these are the most important metrics for measuring our NEOs' efforts to drive KBR's growth and create value for our stockholders.

| Performance Metric | Weighting | Rationale |
|---|---|---|
| **KBR Adjusted EPS** Measures net income divided by the weighted average number of fully diluted shares of KBR common stock outstanding. | 45% | This metric helps to align our NEOs with the interests of our stockholders because strong EPS generally increases the value of our stock. We consider buybacks when reviewing EPS achievement to provide for an accurate comparison against the pre-established target. |
| **KBR Adjusted Consolidated Operating Cash Flow ("OCF")** KBR OCF measures the amount of cash generated by KBR's operations. | 25% | Our OCF target is based on KBR's 2021 budgeted Cash Flow from Operations and is aligned with our capital deployment strategy. This metric ensures that our NEOs focus on cash management. |
| **KPIs** KPIs are individual performance metrics typically specific to each NEO. The KPIs are described on pages 59 and 60. | 20% | KPIs allow us to reward individual contributions to KBR's key strategy focus areas. |
| **KBR Sustainability** Measures continued progress in KBR's Zero Harm social and environmental sustainability pillars, including KBR consolidated safety, inclusion and diversity, community engagement, and environment. | 10% | Emphasizing this metric promotes continued progress in KBR's Zero Harm social and environmental sustainability pillars, including KBR consolidated safety, inclusion and diversity, community engagement, and environment, all of which promote a sustainable business. |

## Target Performance Goals

When establishing target performance goals for the STI awards for 2021, our Compensation Committee considered, among other things, projected company performance and general business and industry conditions, as well as our strategic business objectives. At the time the target goals are established, the outcomes are intended to be substantially uncertain but achievable with better than expected performance from our NEOs. Our Compensation Committee adopted target performance goals for our STI metrics that maintained the same rigor as the performance goals from the prior year, especially in light of our strategic goal to position KBR for long-term growth.

For KBR Adjusted EPS, our Compensation Committee set the threshold and maximum level at the bottom and top of our adjusted EPS guidance of $2.00 to $2.20. KBR's 2021 adjusted EPS was $2.42 (see reconciliation under the section titled "Non-GAAP Reconciliation: Adjusted EBITDA, Adjusted EPS and Adjusted Operating Cash Flow" at the end of this proxy statement).

For KBR's Adjusted Consolidated Operating Cash Flow ("OCF"), our Compensation Committee set the threshold and maximum level at

the bottom and top of our adjusted OCF guidance of $280MM to $320MM. KBR's 2021 adjusted OCF was approximately $319MM (see reconciliation under the section titled "Non-GAAP Reconciliation: Adjusted EBITDA, Adjusted EPS and Adjusted Operating Cash Flow" at the end of this proxy statement).

For KBR's Sustainability performance metric, which was a combination of several key environmental and social metrics, our Compensation Committee set the threshold and maximum level at the bottom and top of a discretionary rating system (ME = Meets Expectations; SE= Surpasses Expectations; EE= Exceeds Expectations) to measure qualitative progress. Our Compensation Committee determined that KBR's 2021 sustainability performance achieved a target result or "Surpassed Expectations" because of KBR's carbon neutrality, the 32% of sustainable project revenue, the maturation of the I&D program, and the implementation of I&D throughout the succession plans.

Our Compensation Committee established the 2021 target performance goals shown below. The results and payouts were certified in February 2022.

### 2021 SHORT-TERM INCENTIVES TABLE

| Performance Metric | Threshold | Target | Maximum | Weight | Metric Payout |
|---|---|---|---|---|---|
| KBR Adjusted EPS[1] | $2.00 | $2.10 | Actual $2.42 / $2.20 | 45% | 90.0% |
| KBR Adjusted Consolidated OCF[2] | $280MM | $300MM | Actual $318.6MM / $320MM | 25% | 48.3% |
| Sustainability[3] | ME | Actual SE / SE | EE | 10% | 10.0% |
| KPIs | | Individual KPIs shown below | | 20% | Noted below |
| **TOTAL PAYOUT**[4] | | | | | **148.3%** |

(1)   The 2021 EPS metric result of $2.42 relates to the achieved adjusted EPS for the year. A reconciliation of EPS to adjusted EPS is provided at the end of this proxy statement.

(2)   The 2021 OCF metric result of $318.6MM relates to the achieved adjusted consolidated OCF for the year. A reconciliation of OCF to adjusted OCF is provided at the end of this proxy statement.

(3)   The Sustainability performance metric was related to continued progress in KBR's Zero Harm social and environmental sustainability pillars, including KBR consolidated safety (e.g., TRIR), inclusion and diversity (e.g., gender and racial/ethnic diversity balance), community engagement (e.g., KBR's One Ocean program), and environment (e.g., carbon neutral for scope 1, scope 2, and air travel by 2021 and development of a net zero carbon timeline). The Threshold, Target and Maximum performance goals of ME, SE, and EE, respectively, are a discretionary rating system similar to what is used in employee performance reviews. ME = Meets Expectations; SE= Surpasses Expectations; EE= Exceeds Expectations.

(4)   The total payout percentage does not include the percentages earned with respect to the KPIs. The final payouts for our CEO and other NEOs are disclosed below.

## KPIs and STI Payout for Mr. Bradie

| CEO and Target | STI Payout per Company Metrics Results (excluding KPIs) | KPI Payout | Actual Payout |
|---|---|---|---|
| Mr. Bradie | $2,188,167 | $295,100 | $2,483,267 |
| Target 130% | 148.3% of target | 20% | 168.3% of target |

Our Board of Directors determined that Mr. Bradie earned a 100% metric result—target level achievement—of his 2021 KPIs, which equaled a 20% KPI payout. The determination was based on qualitative analysis of Mr. Bradie's progress on his 2021 KPIs: successful integration of KBR's Centauri acquisition; talent management and succession planning; performance in line with $1B in revenue and margin in the teens for KBR's Sustainable Technology Solutions business; and critical asset management.

## KPIs and STI Payout for Mr. Sopp

| NEO and Target | STI Payout per Company Metrics Results (excluding KPIs) | KPI Payout | Actual Payout |
|---|---|---|---|
| Mr. Sopp | $871,292 | $117,504 | $988,796 |
| Target 90% | 148.3% of target | 20% | 168.3% of target |

Our Compensation Committee determined that Mr. Sopp earned a 100% metric result—target level achievement—of his 2021 KPIs, which equaled a 20% KPI payout. The determination was based on qualitative analysis of Mr. Sopp's progress on his 2021 KPIs: automation of enterprise resource planning and management solution software for business segments of KBR's Government Solutions business and legal entity rationalization.

## KPIs and STI Payout for Mr. Bright

| NEO and Target | STI Payout per Company Metrics Results (excluding KPIs) | KPI Payout | Actual Payout |
|---|---|---|---|
| Mr. Bright | $836,857 | $84,645 | $921,502 |
| Target 90% | 148.3% of target | 15% | 163.3% of target |

Our Compensation Committee determined that Mr. Bright earned a 75% metric result—in between threshold and target level achievement—of his 2021 KPIs, which equaled a 15% KPI payout. The determination was based on qualitative analysis of Mr. Bright's progress on his 2021 KPIs: cost control; growth of the international business segment of KBR's Government Solutions business; final integration of KBR's Centauri acquisition into the One KBR culture; and talent management, succession planning, and diversity and inclusion.

## KPIs STI Payout for Mr. Ibrahim

| NEO and Target | STI Payout per Company Metrics Results (excluding KPIs) | KPI Payout | Actual Payout |
|---|---|---|---|
| Mr. Ibrahim | $760,779 | $102,600 | $863,379 |
| Target 90% | 148.3% of target | 20% | 168.3% of target |

Our Compensation Committee determined that Mr. Ibrahim earned a 100% metric result—target level achievement—of his 2021 KPIs, which equaled a 20% KPI payout. The determination was based on qualitative analysis of Mr. Ibrahim's progress on his 2021 KPIs: continued transformation of KBR's consultancy business to become the advisory solutions business segment of KBR's Sustainable Technology Solutions business; digitalization of KBR's Technology Led Industrial Services business segment; and diversity and inclusion.

### KPIs and STI Payout for Mr. Kelly

| NEO and Target | STI Payout per Company Metrics Results (excluding KPIs) | KPI Payout | Actual Payout |
|---|---|---|---|
| Mr. Kelly | $574,218 | $77,440 | $651,658 |
| Target 80% | 148.3% of target | 20% | 168.3% of target |

Our Compensation Committee determined that Mr. Kelly earned a 100% metric result—target level achievement—of his 2021 KPIs, which equaled a 20% KPI payout. The determination was based on qualitative analysis of Mr. Kelly's progress on his 2021 KPIs: EBITDA, margin, and revenue growth in the technology business segment of KBR's Sustainable Technology Solutions business.

### STI Payout for Ms. Akerson

Ms. Akerson was not eligible to receive a 2021 STI payout because she was not an active participant in the 2021 STI plan on the last day of the plan year due to her termination of employment on October 31, 2021.

### 2021 SHORT-TERM INCENTIVES PAYOUT TABLE

| Name | Final STI Payout (%) | Final STI Payout ($) |
|---|---|---|
| Mr. Bradie | 168.3% | $ 2,483,267 |
| Mr. Sopp | 168.3% | $ 988,796 |
| Mr. Bright | 163.3% | $ 921,502 |
| Mr. Ibrahim | 168.3% | $ 863,379 |
| Mr. Kelly | 168.3% | $ 651,658 |
| Ms. Akerson | 0% | $ 0 |

#### No Changes Made to KBR's 2022 STI Plan

No changes were made to the design of the STI Plan for 2022 because the STI Plan in effect in 2021 is still considered to be aligned with the interests of KBR and our stockholders.

## LONG-TERM PERFORMANCE INCENTIVES

Under the KBR Stock and Incentive Plan, our Compensation Committee made grants to our Named Executive Officers in 2021 in the form of KBR Long-Term Performance Cash and Stock Awards and KBR Restricted Stock Units. This section discusses the KBR Stock and Incentive Plan, the methodology used by our Compensation Committee to determine the mix of awards to grant, and the actual 2021 grants to the NEOs.

### KBR Stock and Incentive Plan

We use long-term performance incentives to achieve three objectives:

- reward consistent value creation and achievement of operating performance goals;
- align management's interests with stockholders' interests; and
- encourage long-term perspectives and commitment.

Long-term incentives represent the largest component of the total executive compensation opportunity for our executives.

The KBR Stock and Incentive Plan provides for a variety of cash and stock-based awards, including nonqualified and incentive stock options, restricted stock/units, performance shares/units, stock

appreciation rights, and stock value equivalents (also known as phantom stock). The KBR Stock and Incentive Plan allows our Compensation Committee the discretion to select from among these types of awards to establish individual long-term incentive awards.

Our Compensation Committee met in December 2020 to review the number of shares available under the KBR Stock and Incentive Plan for future stock-based awards and to review the CEO's recommendations about the value of the long-term incentive awards to Senior Executive Management. The Compensation Committee met again in February 2021 to review and approve the amount and mix of long-term incentive awards to be granted to our Named Executive Officers.

## Target Award Levels

For purposes of establishing the target dollar value of the long-term incentive awards, our Compensation Committee engaged Meridian to review our NEOs' long-term incentive compensation. Based on this review and related information about our peer groups, in February 2021, our Compensation Committee approved the grant of the following long-term incentive target dollar values to our NEOs:

| Name | 2021 Long-Term Incentive Target Dollar Value of Award | Increase (% of Target 2020 Long-Term Incentive Award) | Basis for Decision |
|---|---|---|---|
| Mr. Bradie | $ 6,250,000 | $ 0 (0%) | Core Peer Group data. |
| Mr. Sopp | $ 1,500,000 | $ 0 (0%) | Core Peer Group data. |
| Mr. Bright | $ 1,150,000 | $ 150,000 (15%) | Core Peer Group data. |
| Mr. Ibrahim | $ 1,000,000 | $ 0 (0%) | Core Peer Group data. |
| Mr. Kelly | $ 750,000 | $ 0 (0%) | Core Peer Group data. |
| Ms. Akerson | $ 900,000 | $ 50,000 (6%) | Core Peer Group data. |

These awards consist of a mix of 66 ⅔% KBR Long-Term Performance Cash and Stock Awards (based on target value) and 33 ⅓% time-based KBR Restricted Stock Units. Our Compensation Committee concluded that this allocation was consistent with KBR's pay-for-performance objectives. In particular, KBR awarded a much higher percentage of performance-based awards (66 ⅔%) than the companies in our Core Peer Group or Diversified Peer Group because our Compensation Committee believes that emphasizing the two performance metrics for these awards — job income sold ("JIS") and sustained TSR — is more likely than other forms of incentive to promote a sustained increase in stockholder value.

### KBR LONG-TERM PERFORMANCE CASH AND STOCK AWARDS

The KBR Long-Term Performance Cash and Stock Awards are designed to provide selected executives with incentive opportunities that are contingent on the level of achievement of pre-established corporate performance objectives. For the awards granted to our NEOs in February 2021, our Compensation Committee selected the same performance metrics as were used for awards granted in 2020: relative TSR and JIS, each weighted 50%, as described below.



TOTAL STOCKHOLDER RETURN (TSR)  **50%**  +  JOB INCOME SOLD (JIS)  **50%**  =  **TOTAL AWARDS PAYOUT**

**DEFINITION**
KBR's average quarterly TSR over the three-year performance period is compared to the average quarterly TSR of each company of our TSR Peer Group* over the same period.

**DEFINITION**
JIS is defined as the KBR's and its consolidated subsidiaries' job income from (i) new projects awarded and (ii) earnings growth from contract amendments or scope adjustments to existing projects.

**OBJECTIVE**
The objective of this metric is to directly link the payout to KBR's average TSR performance relative to its peers, promoting stockholders' interest.

**OBJECTIVE**
The objective of this metric is to measure and reward sales performance and promote growth, which is one of our key strategic priorities.

*For 2021 compensation decisions, the TSR Peer Group was identical to the Core Peer Group. The Compensation Committee selects an appropriate TSR Peer Group every year, and it does not always overlap perfectly with the Core Peer Group.*

For the 2021 grants, TSR and JIS will be measured over a three-year performance period beginning January 1, 2021, and ending December 31, 2023. Our Compensation Committee believes that a three-year performance award cycle encourages retention and aligns with long-term stockholder returns.

When establishing target levels for these two performance metrics, our Compensation Committee considered, among other things, projected company performance and general business and industry conditions, as well as KBR's strategic business objectives. At the time the target levels were established, the outcomes were intended to be substantially uncertain, but achievable.

The KBR Long-Term Performance Cash and Stock Awards for each NEO were allocated one-half to the JIS portion and one-half to the TSR portion. Prior to 2020, these long-term awards were settled entirely in cash. However, consistent with the change made in 2020 in response to stockholders' preference for a compensation program more heavily weighted in stock, our 2021 awards for the NEOs will be settled in a mix of cash and stock, as described below.

- The JIS portion of the award is based on a $1.00 target value for each unit and will be paid out in cash. The actual value of each unit may increase to a maximum of 200% of $1.00, or $2.00, or decrease to as low as $0.00, depending on KBR's performance in relation to the JIS performance goal.

- For the TSR portion of the award, the Compensation Committee granted a target number of units that each represent the right to receive one share of KBR common stock if the performance metric is achieved. The number of such units initially is determined by dividing the target value of the TSR portion of the award by the

closing price of a share of KBR common stock on the grant date (rounded up to the next whole unit). The number of units ultimately earned may increase to a maximum of 200% of the original number of units granted, or decrease to 0, in each case depending on KBR's performance in relation to the TSR performance objective.

**TSR Metric**

TSR is measured based on a sustained approach rather than a cumulative (point-to-point) approach. Our Compensation Committee believes that measuring TSR just from the beginning of the performance period to the end would not adequately capture stockholder value. In contrast, our sustained measurement approach considers how investors fare at different times during the three-year performance period.

We measure sustained performance as follows:

- calculate the TSR of each company in the TSR Peer Group (measured using a 20-trading-day average price) every quarter during the three-year performance period

- use each company's 12 quarterly TSRs to calculate the company's average TSR for the performance period

- rank KBR's average TSR (calculated in the same manner) against those results

The TSR percentile is calculated by subtracting KBR's TSR ranking as compared to the TSR Peer Group from the total number of companies in the TSR Peer Group (including KBR), dividing the difference by the number of companies (excluding KBR), and multiplying the quotient by 100%. If any companies are removed from the TSR Peer Group (e.g., due to acquisition by another company or significant divestiture), then the TSR percentiles and payout percentages will adjust for the change in the number of companies; provided, however, that the adjustment must require at least a 90.0 percentile to receive the maximum TSR payout, at least a 50.0 percentile to receive the target TSR payout, and at least a 20.0 percentile to receive the threshold TSR payout. The original 2021 TSR Peer Group of 11 companies (including KBR) and corresponding TSR percentiles and payout percentages are shown in the table below. The 2021 TSR Peer Group currently has ten companies (including KBR) because Perspecta Inc. was removed due to its acquisition by Peraton in May 2021. The payout associated with KBR's TSR ranking following applicable adjustments to the TSR percentiles and payout percentages will be applied to each NEO's TSR-based award.

**2021 TSR Peer Group Percentile and TSR Payout Percentage Table**

| Performance Level | 3-YR TSR Ranking | TSR Percentile | TSR Payout |
|---|---|---|---|
| | 1 | 100% | 200% |
| **Maximum** | **2** | **90%** | **200%** |
| | 3 | 80% | 175% |
| | 4 | 70% | 150% |
| | 5 | 60% | 125% |
| **Target** | **6** | **50%** | **100%** |
| | 7 | 40% | 75% |
| | 8 | 30% | 50% |
| **Threshold** | **9** | **20%** | **25%** |
| | 10 | 10% | 0% |
| | 11 | 0% | 0% |

**JIS Metric**

The remaining 50% of the KBR Long-Term Performance Cash and Stock Awards will be determined based on JIS over the same three-year performance period. JIS is appropriately measured over three years because our projects are long-term in nature and often

involve amendments and scope adjustments that might distort a shorter performance period. We believe using three-year JIS as a performance metric incentivizes the NEOs to win the right work, which is one of our key strategic priorities and a means to create long-term growth and position KBR for a strong and stable future amidst economic volatility.

Our Compensation Committee establishes the JIS target one year at a time—rather than setting a target for the entire three-year performance period—because it is difficult to forecast JIS beyond one year in the ever-changing market conditions. The final award for the JIS metric will be determined by the average of the JIS payout percentages achieved during each year of the performance period.

The 2021 performance goals and associated payouts for JIS are shown below.

| | Threshold | Target | Maximum |
|---|---|---|---|
| Performance Goal | $810MM | $900MM | $990MM |
| Payout %* | 25% | 100% | 200% |

\* *For a result between threshold and target and target and maximum, the payout is determined by linear interpolation.*

Our Compensation Committee will set the JIS targets for the second and third years in the performance period at levels that remain rigorous.

**Possible Negative Discretion**

Regardless of KBR's TSR and JIS performance, 20% of the 2021 KBR Long-Term Performance Cash and Stock Award target opportunity was subject to forfeiture if our Compensation Committee determined, in its sole discretion, that 2021 was not a successful year for us. The possible 20% reduction is determined by our Compensation Committee on or before March 31, 2022, and the amount forfeited cannot be earned back during the three-year performance period, which runs from January 1, 2021, to December 31, 2023. There is no upside opportunity to this discretion; our Compensation Committee is not authorized to increase payouts, even if 2021 is a particularly strong year. In February 2022, our Compensation Committee determined that 2021 was a successful year for KBR and, accordingly, it did not exercise its discretion to cause a forfeiture of 20% of the KBR Long-Term Performance Cash and Stock Award target opportunity.

Similarly, the KBR Long-Term Performance Cash and Stock Awards that were granted to our NEOs in 2021 provide our Compensation Committee with the discretion to reduce for poor performance, but not increase, by any amount (including a reduction resulting in no payout) the payments that would otherwise be made with respect to such awards. This negative discretion may be exercised by our Compensation Committee at any time before payment is made with respect to these awards, but it may not be exercised following the occurrence of a corporate change (as defined in the KBR Stock and Incentive Plan).

**Results and Payouts for Awards for the 2019-2021 Performance Period**

In February 2022, our Compensation Committee certified the results for the KBR Long-Term Performance Cash Awards that were granted on February 28, 2019, based on the achievement of TSR and JIS performance goals.

Our average three-year TSR from January 1, 2019, until December 31, 2021, was 24.0%, and ranked second among our TSR Peer Group that period, resulting in a 200% payout.

| Company | 3-YR TSR Rank | Average 3-YR TSR |
|---|---|---|
| Quanta Services, Inc. | 1 | 29.0% |
| **KBR, Inc.** | **2** | **24.0%** |
| Jacobs Engineering Group Inc. | 3 | 23.3% |
| Vectrus, Inc. | 4 | 23.1% |
| AECOM Technology Corporation | 5 | 19.8% |
| Booz Allen Hamilton Holding Corporation | 6 | 16.2% |
| EMCOR Group, Inc. | 7 | 14.9% |
| Leidos Holdings, Inc. | 8 | 13.3% |
| CACI International Inc | 9 | 12.4% |
| ManTech International Corporation | 10 | 6.2% |
| Science Applications International Corporation | 11 | 4.7% |
| Fluor Corporation | 12 | (12.8%) |

JIS performance for each of the three years in the performance period exceeded the maximum goals:

- JIS for 2019 was $773MM, which was above the maximum goal of $740MM
- JIS for 2020 was $842MM, which was above the maximum goal of $650MM
- JIS for 2021 was $1,043MM, which was above the maximum goal of $990MM

Because KBR achieved maximum JIS performance for all three years, the average JIS payout ratio for the three-year performance period was 200%.

**Payout Table for 2019-2021 KBR Long-Term Performance Cash Award Period**

| | 2019 Long-Term Performance Cash Award | | | Average Total Stockholder Return 2019-2021 | | | | | Job Income Sold 2019-2021 | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| Named Executive Officer | Target ($) | Maximum ($) | Actual Payout ($) | Avg TSR (%) | Avg TSR Peer Group Ranking | Avg TSR Payout (%) | 50% Weighted Payout (%) | Actual Avg TSR Payout ($) | Avg JIS Payout Ratio | 50% Weighted Payout (%) | Actual Avg JIS Payout Ratio Payout ($) |
| Mr. Bradie | 4,000,000 | 8,000,000 | 8,000,000 | 24.0 | 2nd | 200 | 100 | 4,000,000 | 200 | 100 | 4,000,000 |
| Mr. Sopp | 833,333 | 1,666,666 | 1,666,666 | 24.0 | 2nd | 200 | 100 | 833,333 | 200 | 100 | 833,333 |
| Mr. Bright | 566,667 | 1,133,334 | 1,133,334 | 24.0 | 2nd | 200 | 100 | 566,667 | 200 | 100 | 566,667 |
| Mr. Ibrahim | 566,667 | 1,133,334 | 1,133,334 | 24.0 | 2nd | 200 | 100 | 566,667 | 200 | 100 | 566,667 |
| Mr. Kelly | 116,667 | 233,334 | 233,334 | 24.0 | 2nd | 200 | 100 | 116,667 | 200 | 100 | 116,667 |
| Ms. Akerson | 566,667 | 1,133,334 | 0 | 24.0 | 2nd | 200 | 100 | 0 | 200 | 100 | 0 |

## KBR RESTRICTED STOCK UNITS

The KBR Restricted Stock Units granted to our NEOs in 2021 will vest in three equal annual installments, beginning on the first anniversary of the grant date, subject to continued service with KBR. Dividend equivalents will be paid on restricted stock units at the same time dividends, if any, are paid to common stockholders. Our Compensation Committee determined the number of restricted stock units for each Named Executive Officer by dividing the portion of the total target long-term incentive award allocated to KBR restricted stock units (33 ⅓%) by $31.49, the closing price of our common stock on the date of grant. Our Compensation Committee selected a three-year vesting schedule to facilitate retention and to provide incentives to enhance long-term value.

As with the KBR Long-Term Performance Cash and Stock Awards, 20% of the restricted stock unit grants was subject to forfeiture based on the discretion of our Compensation Committee if it determined on or before the first anniversary of the date of grant that 2021 was not a successful year for us. Any amount of restricted stock units forfeited could not be earned back during the second and third years of the three-year vesting period. On February 18, 2022, our Compensation Committee determined that 2021 was a successful year for KBR and, accordingly, it did not exercise its discretion to cause a forfeiture of 20% of the KBR Restricted Stock Units.

### Changes Made to KBR's 2022 Long-Term Incentive Awards

In response to our stockholders' feedback and in consultation with Meridian, our Compensation Committee decided to replace the JIS performance metric of the KBR Long-Term Performance Cash and Stock Awards with a book-to-bill performance metric. This change is effective for awards granted in 2022. The JIS performance metric will remain in place for the three-year performance periods of the 2020 and 2021 KBR Long-Term Performance Cash and Stock Awards. Book-to-bill, a measurement of the value of awarded contracts in comparison to revenue earned in the period, is a standard industry metric for both government and commercial/industrial peers. Book-to-bill is a leading indicator of mid- and long-term organizational growth potential and is aligned with KBR's long-term growth strategy. A book-to-bill greater than 1.0x indicates a company has been awarded more work than the revenue recognized in the period and results in an increase in ending backlog, another financial metric used to gauge the overall health of a company. Establishing book-to-bill targets greater than 1.0x aligns incentive compensation with long-term stockholder value creation. Like the JIS performance metric, our Compensation Committee will establish the book-to-bill target one year at a time—rather than setting a target for the entire three-year performance period. The final award for the book-to-bill metric will be determined by the average of the book-to-bill payout percentages achieved during each year of the performance period.

## Other Compensation Elements

### NONQUALIFIED DEFERRED COMPENSATION

We maintain two active nonqualified deferred compensation plans in which one or more of our Named Executive Officers participate: the KBR Elective Deferral Plan and the KBR Benefit Restoration Plan. Both plans are available to all KBR employees who meet the limits imposed by the Internal Revenue Code or the Employee Retirement Income Security Act, as applicable. KBR maintains these plans because similar plans are offered by many of the companies in our Core Peer Group. Our Named Executive Officers do not participate in any KBR-sponsored defined benefit pension plans.

The **KBR Elective Deferral Plan** helps certain employees, including our NEOs, meet their retirement and other future income needs. No company contributions are made to fund deferrals under this plan. Benefits under this plan are payable upon a termination of employment or at a future date specified by the employee.

The **KBR Benefit Restoration Plan** provides a vehicle to restore qualified plan benefits that are reduced because of limitations imposed under the Internal Revenue Code or because an employee participates in other company-sponsored plans. Benefits under this plan are payable upon a termination of employment.

## SEVERANCE AND CHANGE-IN-CONTROL PROTECTION

Our Compensation Committee offers certain members of Senior Executive Management a severance and change-in-control agreement (the "Agreement"). We believe that providing termination benefits under a severance and change-in-control agreement allows KBR to be competitive with the practices of the companies in the Core Peer Group, as well as the general market. In addition, the specific terms for receiving termination benefits under the Agreement serve to motivate and retain key employees. The Agreements offered to our NEOs, which are substantially the same, are further described in the sections titled "2021 Potential Payments Upon Termination or Change in Control" and "Severance and Change-in-Control Agreements."

The Agreement requires a double-trigger change-in-control termination (i.e., the occurrence of both a change in control and a termination of employment within two years thereafter) in order for an executive to receive change-in-control benefits. None of the Agreements contain an excise tax gross-up, and our Compensation Committee has committed not to provide for such gross-ups in the future.

Our Compensation Committee offered the Agreement to Mr. Bradie in June 2014, to Ms. Akerson in November 2014, to Mr. Ibrahim in May 2015, to Mr. Sopp in February 2017, and to Messrs. Bright and Kelly in January 2021, because each of our other members of Senior Executive Management at those times had an Agreement or to incentivize them to leave their former employer and join KBR. The Agreements terminate automatically on the earlier of (i) the executive's termination of employment with KBR or (ii) two years after a change in control that occurs during the term of the Agreement.

The Agreement provides for:

- Severance termination benefits (prior to a change in control), which for Mr. Sopp, were graded based on service time with KBR;

- Double-trigger change-in-control termination benefits (after a change in control); and

- Death, disability, and retirement benefits.

As a condition of receiving these benefits (other than the death and disability benefits), the applicable executive must first execute a release and full settlement agreement.

The Agreement contains customary confidentiality, non-competition, and non-solicitation covenants, as well as a mandatory arbitration provision. In addition, the Agreement contains a clawback provision that allows KBR to recover any benefits paid under the Agreement if our Compensation Committee determines within two years after the executive's termination of employment that the executive's employment could have been terminated for "Cause," as defined in the Agreement. The Agreement provides that all unvested stock options, stock appreciation rights, restricted stock, restricted stock units, and performance cash awards granted to the executive will be forfeited upon involuntary termination not for cause and voluntary termination for good reason. Such awards will fully vest upon a double-trigger change-in-control termination.

## OTHER BENEFITS

Generally, our Named Executive Officers participate in the same retirement and health and welfare programs as our other employees. In 2021, our Named Executive Officers participated in a 401(k) plan, under which KBR made employer matching contributions up to 5.5% of eligible compensation. NEOs' health care and insurance coverage is the same as that provided to other active employees, except that the Named Executive Officers are eligible to receive an executive physical under our Zero Harm initiative and our CEO receives a global welfare plan to ensure he has easy access to medical care worldwide due to his extensive business travel.

Named Executive Officers are eligible to receive limited financial planning advice. Otherwise, we typically do not offer perquisites to our Named Executive Officers that are not generally available to other employees. Our executives do not have company cars or car allowances, housing, or travel allowances, except if we ask them to relocate. In connection with his international assignment, Mr. Ibrahim received the standard allowances for a car, housing, school, and relocation costs. In addition, Mr. Ibrahim was included in our standard tax equalization program.

To allow for maximum efficiency and productive use of time, we have one leased car and a driver in Houston for use by our Named Executive Officers and others for business purposes. Our Named Executive Officers may use this car and the driver for limited personal use only if the car is not being used for business purposes at that time.

# Stock-Related Policies

## STOCK OWNERSHIP GUIDELINES FOR OFFICERS

We established stock ownership guidelines for certain of our officers and officers of our subsidiaries in an effort to link these officers' financial interests more closely with those of our stockholders. Our Board of Directors adopted ownership guidelines for our executives at the levels indicated below.

| Group | Ownership Level |
|---|---|
| CEO | 5x base salary |
| Level 1 Executives (Direct reports to CEO, including all the NEOs) | 3x base salary |
| Level 2 Executives (Direct reports to Level 1 Executives and at least a vice president) | 1x base salary |

Each executive subject to the ownership guidelines has five years after the adoption of the guidelines or his or her appointment to a covered position, whichever is later, to achieve the indicated ownership level. All beneficially owned shares of KBR common stock, as well as vested and unvested restricted stock and restricted stock units, are counted towards achievement of the ownership guideline. For purposes of determining compliance, the value of an executive's shares of common stock is determined based on the closing price of the common stock on the selected date. An executive who has achieved the applicable ownership level is not required to retain or purchase additional shares if a decline in the price of the common stock causes his or her holdings to fall below the requisite ownership level. For any executive other than the CEO, the Chief Operating Officer (if any), the CFO, and the General Counsel, the required ownership level is reduced by fifty percent on and after the executive's 60th birthday.

All of our Named Executive Officers meet our Stock Ownership Guidelines.



# No Pledging or Hedging

No KBR officer may pledge, hypothecate, create any lien or security interest on, or enter into a margin contract secured by, any shares, options to purchase shares, or any other interest in shares of KBR common stock. In addition, our anti-hedging policy prohibits all members of our Board of Directors, employees, and agents from (i) speculative trading in our securities; (ii) engaging in hedging transactions using our securities; (iii) "short selling" our securities; and (iv) trading derivative securities, such as put options, call options, swaps, or collars related to our securities.

# Minimum Holding Period for Restricted Stock Units and Stock Options

Our Compensation Committee reviewed whether to adopt a holding period for our restricted stock units and stock options, and determined that a minimum holding period is unnecessary because we have strong stock ownership guidelines and a three-year graded vesting schedule for our restricted stock units.

## Annual Awards of Restricted Stock Units and Stock Options

Annual stock awards approved by our Compensation Committee are generally effective two business days after KBR files a Form 10-K with the SEC in the first quarter of the grant year. Stock option grants, when approved by our Compensation Committee, are never issued with an exercise price below the fair market value of our common stock on the date of grant.

## Impact of Accounting, Regulatory, and Tax Requirements on Compensation

We apply the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 718-10 to account for and report equity-based compensation. FASB ASC 718-10 requires equity-based compensation expense to be measured based on the grant date fair value of the award. Compensation expense for performance-based awards is measured based on the grant date fair value, which is re-measured at each reporting date through the settlement date. Changes in fair value during the requisite service period or the vesting period are recognized as compensation cost on a straight-line basis over that period. Compensation expense was recognized for restricted stock unit awards.

In the years when we grant stock option awards, the grant date fair value is estimated using option-pricing models. If an award is modified after the grant date, incremental compensation cost is recognized immediately before the modification. The benefits of tax deductions in excess of the compensation cost recognized for the options (excess tax benefits) are classified as addition to paid-in-capital, and cash retained as a result of these excess tax benefits is presented in the statement of cash flows as financing cash inflows.

We will continue to monitor issues concerning the tax deductibility of executive compensation and will take appropriate action if we believe it is warranted. Since corporate objectives and strategic needs may not always be consistent with the requirements of full deductibility, we expect, if we believe it is appropriate, to enter into compensation arrangements or provide compensation under which payments will not be fully deductible.

## Impact of Executive Conduct or a Restatement of Earnings on Compensation (Clawback Policy)

If we determine at any time within two years after the termination of employment of a Named Executive Officer that such executive's employment could have been terminated for Cause, as defined in the executive's Agreement, we retain the right to recover any severance benefits (both cash and equity) provided under the Agreement to such executive. In such a case, the executive agrees to promptly repay such amounts to us.

In addition, our cash and equity incentive programs allow our Compensation Committee to seek recovery of any incentives that are determined to be an overpayment following any restatement of our financial results that impacts the performance metrics on which the incentive awards were calculated.

## Conclusion

In a highly competitive market for executive talent, we believe our customers' and employees' interests, as well as those of our stockholders and other stakeholders, are well served by our compensation programs. These programs are reasonably positioned among our Core Peer Group, encourage and promote our compensation objectives with a strong emphasis on pay for performance, and permit the exercise of our Compensation Committee's discretion in the design and implementation of compensation packages. Going forward, we will continue to review our compensation plans periodically to determine what revisions, if any, should be made.

# Compensation Committee Report

Our Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis, as provided above, with KBR's management. Based on its review, our Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement. This report shall not be deemed to be "soliciting material" or to otherwise be considered "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that KBR specifically incorporates it by reference into such filing.

Respectfully submitted,

*The Compensation Committee of Directors*

Jack B. Moore, Chairman
Lynn A. Dugle
Ann D. Pickard
Umberto della Sala

March 16, 2022

# Compensation Committee Interlocks and Insider Participation

As of the date of this proxy statement, no member of our Compensation Committee has served as an officer or employee of KBR. Further, none of KBR's executive officers have served on a board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation Committee of KBR.



In a show of support for the next generation of engineers, KBR employees served as volunteer judges for the Formula Student competition at Silverstone Circuit in the UK. They assessed the quality, presentation and cost engineering of small-scale, formula-style racecars, and offered the students personal feedback.

# IMPACT



Members of our IMPACT Houston chapter partnered with the Galveston Bay Foundation and a local school to collect more than 140 pounds of trash from beaches on Galveston Bay as part of our KBR One Ocean initiative.

One of the ways KBR's IMPACT group helps promote professional development and networking within the company is by providing exposure to managers and directors from other business areas and to members of the executive leadership team, like at this happy hour sponsored by the Houston IMPACT chapter.

IMPACT serves as a launching point for early-career professionals at KBR. Through networking, community outreach, and career and personal enrichment, IMPACT seeks to motivate, develop and help retain young talent and to transform them into future leaders at KBR.

# Executive Compensation Tables

## Summary Compensation

The following table sets forth information regarding the compensation of our Named Executive Officers for the fiscal year ended December 31, 2021, and, if the individual was an NEO for the applicable fiscal year, for the fiscal years ended December 31, 2020, and 2019.

| Name and Principal Position | Year | Salary ($)[1] | Stock Awards ($)[2][3] | Non-Equity Incentive Plan Compensation ($)[4] | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5] | All Other Compensation ($)[6] | Total ($) |
|---|---|---|---|---|---|---|---|
| (a) | (b) | (c) | (d) | (e) | (f) | (g) | (h) |
| **Stuart J. B. Bradie** President & CEO | 2021 | 1,169,966 | 4,256,264 | 6,483,267 | 10,284 | 104,566 | 12,024,347 |
| | 2020 | 1,062,697 | 3,614,585 | 5,096,700 | 8,962 | 81,437 | 9,864,381 |
| | 2019 | 1,098,875 | 4,106,008 | 5,999,000 | 5,969 | 90,793 | 11,300,645 |
| **Mark W. Sopp** EVP & CFO | 2021 | 652,808 | 1,021,530 | 1,822,129 | 2,541 | 35,535 | 3,534,543 |
| | 2020 | 625,440 | 867,519 | 1,173,179 | 2,049 | 38,054 | 2,706,241 |
| | 2019 | 652,808 | 855,429 | 1,391,834 | 1,127 | 38,054 | 2,939,252 |
| **W. Byron Bright, Jr.** President, Government Solutions | 2021 | 624,823 | 783,176 | 1,488,169 | 1,863 | 47,643 | 2,945,674 |
| | 2020 | 544,542 | 578,337 | 945,450 | 1,470 | 47,512 | 2,117,311 |
| **J. Jay Ibrahim** President, Sustainable Technology Solutions | 2021 | 568,030 | 681,020 | 1,430,046 | 2,493 | 48,225 | 2,729,814 |
| | 2020 | 518,654 | 578,337 | 1,004,867 | 1,967 | 48,693 | 2,152,518 |
| | 2019 | 569,189 | 581,689 | 1,129,932 | 1,281 | 541,678 | 2,823,769 |
| **Douglas N. Kelly** President, Technology | 2021 | 480,969 | 510,781 | 768,324 | 402 | 28,474 | 1,788,950 |
| **Eileen G. Akerson** Former EVP & General Counsel | 2021 | 411,066 | 612,905 | — | 3,019 | 953,167 | 1,980,157 |
| | 2020 | 454,422 | 491,610 | 908,917 | 2,940 | 42,006 | 1,899,895 |

(1) Salary equals base pay paid to each Named Executive Officer during the applicable year, including any elective deferrals into the Kellogg Brown & Root, Inc. Retirement and Savings Plan or the KBR Elective Deferral Plan. The actual salary paid may fluctuate due to the timing of payroll processing at each calendar-year end. With respect to Mr. Bradie, his 2021 salary was converted from British Pounds to U.S. Dollars using the exchange rate applicable for each month in the calendar year. The exchange rates used were the rates reported by Bloomberg on the last business day of the month prior to payment. The exchange rates ranged from $1.3342 to 1.4191 during the period of January 1, 2021, through December 31, 2021. With respect to Mr. Ibrahim, a portion of his 2018 salary under his expatriate assignment that ended on August 31, 2019, was paid on January 4, 2019, due to the timesheet and payroll processing cut-off date, which is the primary reason for his 2019 salary in column (c) exceeding his approved 2019 base pay of $519,435. In addition, Mr. Ibrahim's 2019 salary exceeds his aforementioned approved 2019 base pay due to his pay increase effective September 1, 2019, upon assuming his then role as President, Energy Solutions — Services based in Houston, Texas.

(2) The amounts in column (d) represent the aggregate grant date fair value of awards granted in 2018, 2019, and 2020, pursuant to the KBR Stock and Incentive Plan. The fair values were determined in accordance with FASB ASC 718, "Stock Compensation." Assumptions used in the calculation of these amounts are described in note 1 under "Description of Company and Significant Accounting Policies" and note 21 under "Share-based Compensation and Incentive Plans" of our audited financial statements included in our annual report on Form 10-K for the year ended December 31, 2021, and the comparable disclosures in 2019 and 2020.

(3) With respect to the performance awards granted in 2019, 2020 and 2021, which are based 50% on TSR, and to that extent are included in the value of stock awards in column (d), the assumptions assume the probable outcome of the TSR performance condition, which is computed in accordance with FASB ASC 718 (excluding the effect of estimated forfeitures). At maximum performance, each performance award unit reported in column (d) for the performance awards granted in 2019 would be equal to $2.00. With respect to the performance awards granted in 2020 and 2021, the value of the shares of KBR common stock underlying each performance award reported in column (d) at maximum performance would be equal to the product of twice the number of shares of KBR common stock underlying each performance award and $27.46, with respect to the performance awards granted in 2020, and $31.49, with respect to the performance awards granted in 2021, the closing prices of KBR's common stock on the dates of grant. This would give (i) Mr. Bradie a stock awards value under column (d) of $6,250,041 in 2021, $6,250,006 in 2020, and $6,000,008 in 2019; (ii) Mr. Sopp a stock awards value under column (d) of $1,500,089 in 2021, $1,500,057 in 2020, and $1,250,012 in 2019; (iii) Mr. Bright a stock awards value under column (d) of $1,150,078 in 2021 and $1,000,011 in 2020; (iv) Mr. Ibrahim a stock awards value under column (d) of $1,000,059 in 2021, $1,000,011 in 2020, and $850,006 in 2019; (v) Mr. Kelly a stock awards value under column (d) of $750,092 in 2021; and (vi) Ms. Akerson a stock awards value under column (d) of $900,016 in 2021 and $850,079 in 2020.

(4) Amounts reportable in column (e) relate to (i) payments under our Performance Pay Plan for 2021, 2020, and 2019; and (ii) payments related to the 50% portion of the 2019 performance cash awards that is based on the JIS performance measure and which were granted under our KBR Stock and Incentive Plan. Benefits under our Performance Pay Plan and the KBR Stock and Incentive Plan are payable by their terms during the first quarter of the following year.

(5)  The amounts shown in column (f) include the following:

| Name | Year | Benefit Restoration | Elective Deferral | Total[(A)] |
|---|---|---|---|---|
| **Bradie** | 2021 | 10,284 | — | 10,284 |
| | 2020 | 8,962 | — | 8,962 |
| | 2019 | 5,969 | — | 5,969 |
| **Sopp** | 2021 | 2,541 | — | 2,541 |
| | 2020 | 2,049 | — | 2,049 |
| | 2019 | 1,127 | — | 1,127 |
| **Bright** | 2021 | 1,863 | — | 1,863 |
| | 2020 | 1,470 | — | 1,470 |
| **Ibrahim** | 2021 | 2,493 | — | 2,493 |
| | 2020 | 1,967 | — | 1,967 |
| | 2019 | 1,281 | — | 1,281 |
| **Kelly** | 2021 | 402 | — | 402 |
| **Akerson** | 2021 | 2,523 | 496 | 3,019 |
| | 2020 | 2,218 | 722 | 2,940 |

(A)  Any amounts reportable here and in column (f) of the Summary Compensation Table are payable in connection with KBR's nonqualified deferred compensation plans, including the KBR Benefit Restoration Plan ("Benefit Restoration") and KBR Elective Deferral Plan ("Elective Deferral"). These amounts reflect above-market or preferential earnings on nonqualified deferred compensation.

(6)  The amounts shown in column (g) above include the following:

| Name | Year | Company Retirement Plan Match | Benefit Restoration Award | Goods & Services Differential[(A)] | Housing Allowance[(B)] | Company Car[(C)] | Relocation Costs[(D)] | School Fees[(E)] | Standard Tax Equalization[(F)] | Travel[(G)] | Vacation Payout[(H)] | Executive Physicals[(I)] | Global Medical Plan[(J)] | Financial Planning/Tax Preparation Fees[(K)] | Severance Pay | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Bradie** | 2021 | 14,408 | 48,398 | — | — | — | — | — | — | — | — | — | 23,325 | 18,435 | — | 104,566 |
| | 2020 | 15,675 | 46,699 | — | — | — | — | — | — | — | — | 2,310 | 3,756 | 12,997 | — | 81,437 |
| | 2019 | 15,400 | 45,038 | — | — | 236 | — | — | — | 9,858 | — | 2,150 | — | 18,111 | — | 90,793 |
| **Sopp** | 2021 | 15,580 | 19,954 | — | — | — | — | — | — | — | — | — | — | — | — | 35,535 |
| | 2020 | 15,675 | 20,229 | — | — | — | — | — | — | — | — | 2,150 | — | — | — | 38,054 |
| | 2019 | 15,400 | 20,504 | — | — | — | — | — | — | — | — | 2,150 | — | — | — | 38,054 |
| **Bright** | 2021 | 14,227 | 18,415 | — | — | — | — | — | — | — | — | — | — | 15,000 | — | 47,643 |
| | 2020 | 14,957 | 15,601 | — | — | — | — | — | — | — | — | 2,150 | — | 14,804 | — | 47,512 |
| **Ibrahim[(L)]** | 2021 | 15,675 | 15,400 | — | — | — | — | — | — | — | — | 2,150 | — | 15,000 | — | 48,225 |
| | 2020 | 15,660 | 15,058 | — | — | — | 3,173 | — | — | — | — | — | — | 14,802 | — | 48,693 |
| | 2019 | 14,913 | 15,461 | 45,009 | 84,957 | 12,189 | 37,679 | 7,700 | 258,332 | 23,988 | 37,459 | 2,150 | — | 1,841 | — | 541,678 |
| **Kelly** | 2021 | 15,737 | 10,587 | — | — | — | — | — | — | — | — | 2,150 | — | — | — | 28,474 |
| **Akerson** | 2021 | 15,860 | — | — | — | — | — | — | — | — | 19,807 | — | — | 15,000 | 902,500 | 953,167 |
| | 2020 | 15,675 | 10,414 | — | — | — | — | — | — | — | — | 2,150 | — | 13,767 | — | 42,006 |

(A)  The amount for Mr. Ibrahim in this column represents a goods and services differential that compensated him for the higher cost of goods and services in his expatriate assignment location versus the cost for the same goods and services in his home country, which was consistent with KBR's standard expatriate policies. As per KBR's policy, differentials are determined by Mercer, a third-party consultant.

(B)  The amount in this column represents a housing allowance provided to Mr. Ibrahim in connection with his international assignment that ended on August 31, 2019, which was consistent with KBR's standard relocation policy offered to all employees who receive a relocation package.

(C)  The amounts in this column represent costs for Mr. Bradie's personal use of KBR's one leased car and driver in Houston and Mr. Ibrahim's car allowance in connection with his international assignment that ended on August 31, 2019.

(D)  The amounts in this column represent closing and/or other relocation costs in connection with Mr. Ibrahim's business-related relocation to Houston, Texas, which are consistent with KBR's standard relocation policy offered to all employees who receive a relocation package. Mr. Ibrahim did not receive any home-loss buyout protection in connection with his relocation. The relocation payments are one-time and limited in duration.

(E)  The amount in this column represents school fees paid by KBR for Mr. Ibrahim's dependents in connection with his international assignment that ended on August 31, 2019.

(F)  The tax equalization relates to the payment of the taxes associated with Mr. Ibrahim's international assignment, which is consistent with KBR's standard relocation policy that is offered to all employees who receive a relocation package.

(G)  The travel payment for Mr. Bradie relates to spousal travel for a business trip. The travel expense for Mr. Ibrahim relates to travel by him and/or his dependents to assist with his international assignment that ended on August 31, 2019, which was consistent with KBR's standard relocation policy offered to all employees who receive a relocation package.

(H)   The amounts in this column represent the payout of Mr. Ibrahim's remaining vacation days earned during his expatriate assignment that ended on August 31, 2019, which is consistent with KBR's standard expatriate policies, and Ms. Akerson's Paid Time Off balance due to her termination of employment on October 31, 2021.

(I)   The amounts in this column represent costs for executive physicals offered by KBR. KBR believes the health of its leadership impacts how it delivers for the organization. Taking a proactive approach to health and wellness with a focus on prevention aligns with KBR's Zero Harm and Wellness Program initiatives and ensures business stability.

(J)   The amounts in this column represent KBR's cost for Mr. Bradie's self-insured global medical plan.

(K)   The amounts in this column represent the costs for assistance with Messrs. Bradie and Ibrahim's tax returns and Mr. Bright's and Ms. Akerson's financial planning.

(L)   The amounts for Mr. Ibrahim in the columns Goods & Services Differential, Housing Allowance, Company Car, School Fees, Standard Tax Equalization, Travel and Vacation Payout relate to his expatriate assignment, which ended on August 31, 2019, and are consistent with KBR's standard expatriate policies.



KBR team members, like Todd Elliot — who analyzes the environmental microbiology of space systems and monitors spaceflight food to ensure quality and safety — are helping NASA advance the future of space travel by delivering mission-critical solutions that help manage astronauts' physical and behavioral health.

# Grants of Plan-Based Awards

The following table provides information regarding awards in 2021 under the KBR Senior Executive Performance Pay Plan and the KBR Stock and Incentive Plan.

| Name | Grant Type[1] | Grant Date | Approval Date | Number Of Non-Equity Incentive Plan Units Granted | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2] Threshold ($) | Target ($) | Maximum ($) | Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold (#) | Target (#) | Maximum (#) | All Other Stock Awards: Number Of Shares Of Stock Or Units (#)[3] | Grant Date Fair Value Of Stock And Option Awards ($)[4] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| (a) | (b) | (c) | (d) | (e) | (f) | (g) | (h) | (i) | (j) | (k) | (l) | (m) |
| **Stuart J. B. Bradie** | STI | — | — | — | 368,875 | 1,475,500 | 2,951,000 | — | — | — | — | — |
| | PAs-TSR | 3/1/2021 | 2/19/2021 | — | — | — | — | 520,833 | 2,083,333 | 4,166,667 | — | 2,172,917 |
| | PAs-JIS | 3/1/2021 | 2/19/2021 | 2,083,333 | 520,833 | 2,083,333 | 4,166,667 | — | — | — | — | — |
| | RSUs | 3/1/2021 | 2/19/2021 | — | — | — | — | — | — | — | 66,159 | 2,083,347 |
| **Mark W. Sopp** | STI | — | — | — | 146,880 | 587,520 | 1,175,040 | — | — | — | — | — |
| | PAs-TSR | 3/1/2021 | 2/19/2021 | — | — | — | — | 125,000 | 500,000 | 1,000,000 | — | 521,500 |
| | PAs-JIS | 3/1/2021 | 2/19/2021 | 500,000 | 125,000 | 500,000 | 1,000,000 | — | — | — | — | — |
| | RSUs | 3/1/2021 | 2/19/2021 | — | — | — | — | — | — | — | 15,879 | 500,030 |
| **W. Byron Bright, Jr.** | STI | — | — | — | 141,075 | 564,300 | 1,128,600 | — | — | — | — | — |
| | PAs-TSR | 3/1/2021 | 2/19/2021 | — | — | — | — | 95,833 | 383,333 | 766,667 | — | 399,817 |
| | PAs-JIS | 3/1/2021 | 2/19/2021 | 383,333 | 95,833 | 383,333 | 766,667 | — | — | — | — | — |
| | RSUs | 3/1/2021 | 2/19/2021 | — | — | — | — | — | — | — | 12,174 | 383,359 |
| **J. Jay Ibrahim** | STI | — | — | — | 128,250 | 513,000 | 1,026,000 | — | — | — | — | — |
| | PAs-TSR | 3/1/2021 | 2/19/2021 | — | — | — | — | 83,333 | 333,333 | 666,667 | — | 347,667 |
| | PAs-JIS | 3/1/2021 | 2/19/2021 | 333,333 | 83,333 | 333,333 | 666,667 | — | — | — | — | — |
| | RSUs | 3/1/2021 | 2/19/2021 | — | — | — | — | — | — | — | 10,586 | 333,353 |
| **Douglas N. Kelly** | STI | — | — | — | 96,800 | 387,200 | 774,400 | — | — | — | — | — |
| | PAs-TSR | 3/1/2021 | 2/19/2021 | — | — | — | — | 62,500 | 250,000 | 500,000 | — | 260,750 |
| | PAs-JIS | 3/1/2021 | 2/19/2021 | 250,000 | 62,500 | 250,000 | 500,000 | — | — | — | — | — |
| | RSUs | 3/1/2021 | 2/19/2021 | — | — | — | — | — | — | — | 7,940 | 250,031 |
| **Eileen G. Akerson** | STI | — | — | — | 106,875 | 427,500 | 855,000 | — | — | — | — | — |
| | PAs-TSR | 3/1/2021 | 2/19/2021 | — | — | — | — | 75,000 | 300,000 | 600,000 | — | 312,900 |
| | PAs-JIS | 3/1/2021 | 2/19/2021 | 300,000 | 75,000 | 300,000 | 600,000 | — | — | — | — | — |
| | RSUs | 3/1/2021 | 2/19/2021 | — | — | — | — | — | — | — | 9,527 | 300,005 |

(1) During fiscal year 2021, the Named Executive Officers received the following types of plan-based awards: Short-Term Incentive (Annual) ("STI"); KBR Long-Term Performance Cash and Stock Awards ("PAs"), which are based 50% on relative TSR and 50% on job income sold ("JIS"); and KBR Restricted Stock Units ("RSUs"). All awards were granted under the KBR Stock and Incentive Plan, except that the STI was granted under the KBR Senior Executive Performance Pay Plan (the "Performance Pay Plan"), which is a performance program under the KBR Stock and Incentive Plan.

(2) The PAs in the Non-Equity columns have a target value of $1.00 per unit (not the value of KBR's common stock), and such amounts represent the total dollar value of the incentive opportunity. The PAs in the Equity Incentive Plan columns are based upon the number of shares of KBR common stock underlying each award at the threshold, target, and maximum potential payment levels. Actual STI and PA payments may equal amounts between performance level percentages based on the achievement levels of performance metrics. The 2021 STI payments are calculated using the Participant's annual base salary as determined on January 1, 2021 (or the first day the Participant becomes eligible to participate in the Performance Pay Plan if such day occurs after the first day of January). Estimated payments of the portions of the PAs based 50% on TSR and 50% on JIS are each calculated using half of the Participant's total KBR Long-Term Performance Cash and Stock Award granted in 2021.

(3) The restricted stock units in column (l) vest equally over three years.

(4) The amounts in column (m) are calculated for RSUs based on the product of the number of RSUs granted and the closing price of KBR's common stock on the Grant Date and are calculated for PAs based on each PA unit having a grant date fair value of $1.043. These amounts reflect the aggregate grant date fair value computed in accordance with FASB ASC 718.

# Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

## NO EMPLOYMENT AGREEMENTS

Our Named Executive Officers do not have employment agreements. Each of our Named Executive Officers entered into a severance and change-in-control agreement that only provides for severance-type benefits, including severance following a change in control. For more information, see "Severance and Change-in-Control Agreements."

## LONG-TERM INCENTIVES

During fiscal year 2021, our Named Executive Officers received the following types of plan-based awards under the KBR Stock and Incentive Plan: (1) an annual short-term incentive ("STI") award, which is based on achieving goals for pre-established performance metrics and is paid in cash (see "Short-Term Incentives (Annual)" for more detail), (2) long-term performance cash and stock awards ("PAs"), which are based 50% on job income sold ("JIS"), with that portion paid in cash, and 50% on relative TSR, with that portion settled in KBR stock, and (3) restricted stock units ("RSUs").

The PAs were granted on March 1, 2021. One-half of the target value of the PAs was granted with respect to the TSR portion of the award and consisted of a target number of units that each represent the right to receive one share of our common stock, with the number of such units initially determined by dividing the target value of the TSR portion of the award by $31.49, the closing price of a share of our common stock on the date of grant (rounded up to the next whole unit). The number of such units (and, accordingly, the number of shares of our common stock delivered in settlement of the units) under the TSR portion of the PAs will depend on the level of achievement of the TSR performance objective and may vary from 0% to 200% of the original target number of units granted. The level of achievement of the TSR performance objective will be determined at the end of the performance period based on the level of achievement during the performance period of the comparison of the average TSR (measured with a 20-trading-day average price) of KBR's common stock at the end of the performance period to the average TSR of each of the common stocks of the members of the peer group for the performance period. Specifically, each peer group company's TSR is measured every quarter, indexed back to the start of the year, and KBR's similarly calculated average quarterly indexed TSR is ranked relative to its peers. KBR's average quarterly indexed TSR rank is measured over the three-year performance period, which runs from January 1, 2021, to December 31, 2023.

The remaining 50% of the PAs will be determined based on JIS over the same three-year performance period. The JIS portion of each PA has a target value of $1.00 per unit. JIS is KBR's and its consolidated subsidiaries' job income from (i) new projects awarded and (ii) earnings changes from contract amendments (increases or decreases), or scope adjustments (increases or decreases) to existing projects. JIS is calculated as the average of the achievement levels of the JIS performance metric for each year during the three-year performance period. Like the TSR portion of the 2021 PAs, achievement of Threshold pays out at 25%, Target at 100%, and

Maximum at 200%, all weighted 50%. However, the JIS portion of the 2021 PAs is paid out in cash, whereas the TSR portion of the 2021 PAs is settled in shares of our common stock. No award will be paid for JIS under the PAs until after the end of the three-year performance period when the average JIS earned will be calculated using the average JIS percentage achieved during each year in the three-year performance period.

In addition to the TSR and JIS performance measures, 20% of the PAs granted on March 1, 2021, were subject to forfeiture if our Compensation Committee in its sole discretion determined that 2021 was not a successful year for us. The metric was a one-time metric that if not satisfied at the end of 2021 would result in the forfeiture of 20% of the PAs granted in 2021. In 2021, this performance metric was satisfied.

The 50% TSR portion of the 2019 grant of KBR Long-Term Performance Cash Awards and 2020 and 2021 grants of KBR Long-Term Performance Cash and Stock Awards are reported in the "Stock Awards" column of the Summary Compensation Table for 2019, 2020, and 2021, the years in which the awards were granted (rather than in the "Non-Equity Incentive Plan Compensation" column in the year they were earned (2021, 2022, and 2023)), because the TSR portion of KBR Long-Term Performance Cash Awards and KBR Long-Term Performance Cash and Stock Awards fell within the scope of FASB ASC 718.

The payout for the 50% JIS portion of the 2019 KBR Long-Term Performance Cash Awards and 2020 and 2021 KBR Long-Term Performance Cash and Stock Awards will be reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table in the year earned because the JIS portion does not fall within the scope of FASB ASC 718. Due to the JIS performance requirement being met in 2021 for the 2019 KBR Long-Term Performance Cash Awards, the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table includes the JIS portion of the 2019 KBR Long-Term Performance Cash Awards in 2021.

In February 2021, our Compensation Committee approved long-term incentive target values of $6,250,000 for Mr. Bradie, $1,500,000 for Mr. Sopp, $1,150,000 for Mr. Bright, $1,000,000 for Mr. Ibrahim, $750,000 for Mr. Kelly, and $900,000 for Ms. Akerson as described in the "Compensation Discussion and Analysis" section of this proxy statement under the header "KBR Stock and Incentive Plan." Long-term incentive awards were delivered through a combination of cash- and stock-based PAs and stock-based RSUs.

Our Compensation Committee determined the number of PAs for 2021 for each Named Executive Officer by multiplying the total long-term incentive target value by 66 ⅔%, one-half of which was allocated to each of the JIS portion and the TSR portion of the award. The target value allocated to the JIS portion of the PA was divided by $1.00 (the target value of each unit associated with that portion of the PA). Our Compensation Committee decided to use $1.00 as the target value for the JIS portion of each PA for the purpose of administering and communicating the award. In addition, the use of $1.00 as a target value for the JIS portion of each PA is a means of expressing the value of that portion of the award since the number of PAs were granted based on the total target value of long-term incentive awards. The actual value of the JIS portion of a PA may increase to a maximum of 200% of $1.00, or $2.00, or decrease to below threshold to 0% of $1.00, or $0.00. The value of the JIS portion of PAs for performance between threshold and target or target and maximum will be calculated using linear interpolation. The target value of the PAs allocated to the TSR portion of the award is represented by a target number of units that each represent the right to receive one share of our common stock, with the number of such units initially determined by dividing the target value of the TSR portion of the award by the closing price of a share of our common stock on the date of grant (rounded up to the next whole unit). The number of such units (and, accordingly, the number of shares of our common stock delivered in settlement of the units) under the TSR portion of a PA may increase to a maximum of 200% of the original number of units granted, or decrease to 0% of the original number of units granted, in each case depending on the level of achievement of the TSR performance objective.

The Compensation Committee adopted a three-year performance award cycle because it promotes retention and aligns the long-term interests of the Named Executive Officers with the interests of our stockholders.

The RSUs granted on March 1, 2021, under the KBR Stock and Incentive Plan vest in equal annual increments beginning on the first anniversary of the grant date. Our Compensation Committee determined the number of RSUs for each Named Executive Officer by multiplying the total long-term incentive target value by 33 ⅓% and dividing the product by the closing price of our common stock on the date of grant.

In addition to the service requirement for vesting, 20% of the restricted stock units that were granted in 2021 were subject to forfeiture if our Compensation Committee in its sole discretion

determined that 2021 was not a successful year for KBR. After reviewing KBR's results for 2021, the Compensation Committee did not initiate a forfeiture.

## SHORT-TERM INCENTIVES (ANNUAL)

Our Named Executive Officers were eligible to participate in the Performance Pay Plan for the 2021 calendar year. Payouts under the Performance Pay Plan are based on a combination of individual performance and company performance against goals for pre-established performance metrics, as described in the Compensation Discussion and Analysis.

Each NEO's short-term incentive award opportunity was based on a percentage of base salary for each possible performance level (threshold, target, or maximum), as follows: (i) for Mr. Bradie, 32.5%, 130%, and 260%, (ii) for Ms. Akerson and Messrs. Bright, Ibrahim, and Sopp, 22.5%, 90% and 180%, and (iii) for Mr. Kelly, 20%, 80%, and 160%.

## SALARY AND SHORT-TERM INCENTIVE IN PROPORTION TO TOTAL COMPENSATION

Assuming target performance with respect to the long-term incentive awards, our CEO, Mr. Bradie, received approximately 30% of his total compensation in the form of base salary and annual cash-based STI awards, and our Named Executive Officers (other than our CEO and Ms. Akerson, due to her termination of employment) generally received on average approximately 54% of their total compensation in the form of base salary and annual cash-based STI awards. Please see the "Compensation Discussion and Analysis" section of this proxy statement for a description of the philosophy and objectives of our compensation program.



Every year on Zero Harm Day, our global team of teams recognizes and celebrates our HSSE victories and performance from the previous year at events around the world, sometimes in high style as in the case of our UK Naval Support Facility team in Bahrain.

# Outstanding Equity Awards at Fiscal Year End

The following table provides information on previously awarded equity grants outstanding as of December 31, 2021.

| | | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Name | Grant Date[1] | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: # of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#)[2] | Market Value of Shares or Units of Stock That Have Not Vested ($)[3] | Equity Incentive Plan Awards: # of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4] | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5] |
| (a) | | (b) | (c) | (d) | (e) | (f) | (g) | (h) | (i) | (j) |
| Stuart J. B. Bradie | 3/01/2021 | — | — | — | — | — | 66,159 | 3,150,492 | 66,159 | 6,300,983 |
| | 2/26/2020 | — | — | — | — | — | 50,580 | 2,408,620 | 75,868 | 7,225,668 |
| | 2/28/2019 | — | — | — | — | — | 33,739 | 1,606,651 | — | — |
| | 2/25/2015 | 123,176 | — | — | 18.16 | 2/25/2025 | — | — | — | — |
| TOTAL | | 123,176 | — | — | — | — | 150,478 | 7,165,763 | 142,027 | 13,526,651 |
| Mark W. Sopp[6] | 3/01/2021 | — | — | — | — | — | 15,879 | 756,158 | 15,879 | 1,512,316 |
| | 2/26/2020 | — | — | — | — | — | 12,140 | 578,107 | 18,209 | 1,734,225 |
| | 2/28/2019 | — | — | — | — | — | 7,030 | 334,769 | — | — |
| TOTAL | | — | — | — | — | — | 35,049 | 1,669,034 | 34,088 | 3,246,541 |
| W. Byron Bright, Jr.[6] | 3/01/2021 | — | — | — | — | — | 12,174 | 579,726 | 12,174 | 1,159,452 |
| | 2/26/2020 | — | — | — | — | — | 8,093 | 385,389 | 12,139 | 1,156,118 |
| | 2/28/2019 | — | — | — | — | — | 4,780 | 227,624 | — | — |
| TOTAL | | 22,190 | — | — | — | — | 25,047 | 1,192,739 | 24,313 | 2,315,570 |
| J. Jay Ibrahim | 3/01/2021 | — | — | — | — | — | 10,586 | 504,105 | 10,586 | 1,008,211 |
| | 2/26/2020 | — | — | — | — | — | 8,093 | 385,389 | 12,139 | 1,156,118 |
| | 2/28/2019 | — | — | — | — | — | 4,780 | 227,624 | — | — |
| | 5/14/2015 | 22,190 | — | — | 18.30 | 5/14/2025 | — | — | — | — |
| TOTAL | | 22,190 | — | — | — | — | 23,459 | 1,117,118 | 22,725 | 2,164,329 |
| Douglas N. Kelly | 3/01/2021 | — | — | — | — | — | 7,940 | 378,103 | 7,940 | 756,206 |
| | 6/17/2020 | — | — | — | — | — | 2,192 | 104,383 | 3,288 | 313,149 |
| | 2/26/2020 | — | — | — | — | — | 4,048 | 192,766 | 6,070 | 578,107 |
| | 2/28/2019 | — | — | — | — | — | 985 | 46,906 | — | — |
| | 1/16/2019 | — | — | — | — | — | 7,450 | 354,769 | — | — |
| | 3/05/2014 | 1,563 | — | — | 27.85 | 3/05/2024 | — | — | — | — |
| | 3/06/2013 | 1,893 | — | — | 30.24 | 3/06/2023 | — | — | — | — |
| | 4/04/2012 | 1,661 | — | — | 35.14 | 4/04/2022 | — | — | — | — |
| TOTAL | | 5,117 | — | — | — | — | 22,615 | 1,076,927 | 17,298 | 1,647,462 |

| | | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Name | Grant Date[1] | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: # of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#)[2] | Market Value of Shares or Units of Stock That Have Not Vested ($)[3] | Equity Incentive Plan Awards: # of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4] | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5] |
| (a) | | (b) | (c) | (d) | (e) | (f) | (g) | (h) | (i) | (j) |
| Eileen G. Akerson | 3/01/2021 | — | — | — | — | — | 3,176 | 151,241 | — | — |
| | 2/26/2020 | — | — | — | — | — | 3,440 | 163,813 | — | — |
| | 2/28/2019 | — | — | — | — | — | 4,780 | 227,624 | — | — |
| | 7/01/2015 | 4,167 | — | — | 19.24 | 11/01/2022 | — | — | — | — |
| | 2/25/2015 | 9,581 | — | — | 18.16 | 11/01/2022 | — | — | — | — |
| | 3/05/2014 | 2,344 | — | — | 27.85 | 11/01/2022 | — | — | — | — |
| | 3/06/2013 | 2,366 | — | — | 30.24 | 11/01/2022 | — | — | — | — |
| | 4/04/2012 | 2,076 | — | — | 35.14 | 4/04/2022 | — | — | — | — |
| TOTAL | | 20,534 | — | — | — | — | 11,396 | 542,678 | | |

(1) The awards granted consist of RSUs, performance awards based on relative TSR, or options under the KBR Stock and Incentive Plan.

(2) With respect to the RSUs granted on February 28, 2019, February 26, 2020, and March 1, 2021, for all NEOs, the units generally vest at a rate of 33 ⅓% per year over a three-year vesting period. However, vesting of 20% of the total number of RSUs granted is subject to our Compensation Committee's determination, in its sole discretion, that each of 2019, 2020, and 2021 was a successful year for KBR. The Compensation Committee determined that all three years were successful.

(3) Market value in this table is based upon a fair market value of $47.62 per share, the closing price for KBR common stock on December 31, 2021 (the last trading day of the year).

(4) This column includes the 50% portions of the performance awards granted in 2020 and 2021 that are based on TSR and settled in shares of our common stock. These performance awards vest, to the extent earned, at the end of the applicable three-year performance period.

(5) This column includes the values of the TSR-based portions of the performance awards granted in 2020 and 2021, which are calculated by multiplying the market value based upon a fair market value of $47.62 per share for KBR common stock, the closing price on December 31, 2021 (the last trading day of the year), by the maximum number of shares of KBR common stock deliverable under the TSR-based portions of the performance awards granted in 2020 and 2021. Under the SEC rules, the payout value reported in this column must be disclosed based on achieving threshold performance goals, except that if performance during the last completed fiscal year (or, if the payout is based on performance to occur over more than one year, the last completed fiscal years over which performance is measured) has exceeded threshold, we must disclose the next higher performance measure (target or maximum) that exceeds the last completed fiscal year's performance (or, if the payout is based on performance to occur over more than one year, the last completed fiscal years over which performance is measured). Under SEC rules, if an award provides only for a single estimated payout, that amount should be reported.

(6) Mr. Sopp was not granted any options because he joined KBR after we ceased granting options to employees in 2016. Mr. Bright exercised all his remaining options in 2021 as reported in the Option Exercises and Stock Vested Table for 2021.

# Option Exercises and Stock Vested

The following table shows information for 2021 regarding the exercise of stock options and the vesting of restricted stock and restricted stock units.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($)[1] | Number of Shares Acquired on Vesting (#)[2] | Value Realized on Vesting ($)[3] |
| (a) | (b) | (c) | (d) | (e) |
| Stuart J. B. Bradie | — | — | 2,101,708 | 7,152,948 |
| Mark W. Sopp | — | — | 436,879 | 1,459,905 |
| W. Byron Bright, Jr. | 5,898 | 58,751 | 297,496 | 1,005,689 |
| J. Jay Ibrahim | — | — | 298,208 | 1,027,761 |
| Douglas N. Kelly | — | | 63,504 | 284,916 |
| Eileen G. Akerson | 1,779 | 302 | 14,267 | 442,277 |

(1) Represents the pre-tax value realized on option awards that were exercised during the fiscal year, computed by multiplying the number of shares acquired on exercise by the difference between the closing price of common stock on the exercise date and the option price.

(2) Represents the number of restricted stock units ("RSUs") and performance stock units ("PSUs") that vested during the fiscal year 2021 and a portion of the cash performance awards ("PAs") granted in 2019 that vested on December 31, 2021. The amounts included under columns (d) and (e) above attributable to the PAs granted in 2019 reflect the TSR-based portion of such PAs. For Mr. Bradie, 81,367 RSUs, 20,341 PSUs, and 2,000,000 PAs vested. For Mr. Sopp, 16,170 RSUs, 4,042 PSUs, and 416,667 PAs vested. For Mr. Bright, 11,330 RSUs, 2,832 PSUs, and 283,334 PAs vested. For Mr. Ibrahim, 11,899 RSUs, 2,975 PSUs, and 283,334 PAs vested. For Mr. Kelly, 4,136 RSUs, 1,034 PSUs, and 58,334 PAs vested. For Ms. Akerson, 11,414 RSUs and 2,853 PSUs vested; however, her 283,334 PAs were forfeited upon her termination of employment on October 31, 2021. The JIS-based portion of the PAs that vested in fiscal year 2021 are not included under columns (d) and (e) above but are reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table for 2021.

(3) Represents the pre-tax value realized on stock awards that vested during the fiscal year, computed by multiplying the number of shares acquired on vesting by the closing price of common stock on the vesting date. This also represents the value realized on the TSR-based portion of the 2019 PAs that vested during the fiscal year, computed by multiplying the number of 2019 PAs, which have a target value of $1.00, by the TSR metric payout percentage of 100%.

# Pension Benefits

Our Named Executive Officers did not participate in a KBR sponsored pension plan required to be reported under the Pension Benefits table.



After months apart due to COVID-19 restrictions, KBR team members in Beijing held an outdoor walking challenge as a way to promote fitness, improve mental health and build morale. Employees around the world organized and held similar events to help maintain mental and physical well-being.

# Nonqualified Deferred Compensation

The following table provides information regarding each Named Executive Officer's contributions to covered deferred compensation plans, earnings accrued during the year, withdrawals and distributions during the year, and plan balances at fiscal year-end.

| Name | Plan | Executive Contributions in Last FY ($)[1] | Registrant Contributions in Last FY ($)[2] | Aggregate Earnings in Last FY ($)[3] | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at Last FYE ($)[4] |
|---|---|---|---|---|---|---|
| (a) | | (b) | (c) | (d) | (e) | (f) |
| Stuart J. B. Bradie | Elective Deferral | — | — | — | — | — |
| | Restoration | — | 48,398 | 21,581 | — | 393,077 |
| Mark W. Sopp | Elective Deferral | — | — | — | — | — |
| | Restoration | — | 19,954 | 5,177 | — | 107,121 |
| W. Byron Bright, Jr. | Elective Deferral | — | — | — | — | — |
| | Restoration | — | 18,415 | 3,801 | — | 82,502 |
| J. Jay Ibrahim | Elective Deferral | — | — | — | — | — |
| | Restoration | — | 15,400 | 5,031 | — | 99,706 |
| Douglas N. Kelly | Elective Deferral | — | — | — | — | — |
| | Restoration | — | 10,587 | 770 | — | 25,359 |
| Eileen G. Akerson | Elective Deferral | — | — | 8,734 | — | 75,958 |
| | Restoration | — | — | 5,105 | — | 84,165 |

(1)   To the extent there are any amounts listed in column (b) above, those amounts will also be reported as compensation in the most recent year in columns (c) and/or (g) of the Summary Compensation Table.

(2)   The amounts in column (c) are reported as compensation for 2021 in column (g) of the Summary Compensation Table.

(3)   Only the above-market earnings in column (d) are reported as compensation for 2021 in column (f) of the Summary Compensation Table.

(4)   Only the amount of the aggregate balance in column (f) that relates to registrant contributions that are reported in column (c) are reported as compensation in the "All Other Compensation" column of the Summary Compensation Table for 2021 as well as amounts previously reported in prior Summary Compensation Tables. The amounts disclosed in the Summary Compensation Table, both as currently and previously reported, for each NEO are as follows: Mr. Bradie, $140,135; Mr. Sopp, $60,687; Mr. Bright, $34,016; Mr. Ibrahim, $45,919; Mr. Kelly, $10,587; and Ms. Akerson, $10,414.

## NARRATIVE DISCLOSURE TO NONQUALIFIED DEFERRED COMPENSATION TABLE

Under the Elective Deferral Plan, voluntary pretax deferrals of up to 75% of base salary and incentive compensation are allowed each year. The Benefit Restoration Plan does not allow employee elective deferrals. Earnings under the Elective Deferral Plan are based upon the executive's election from among diversified investment options that include both stock and bond funds. Participants may change their investment elections on a monthly basis. Any preferential interest credited above 120% of the applicable Federal long-term rate is recorded in the Summary Compensation Table.

Earnings for the Benefit Restoration Plan are credited based on a bond fund in the KBR Elective Deferral Plan, which had a 2021 yield that exceeded 120% of the applicable Federal long-term rate. That preferential interest is recorded in the Summary Compensation Table. In 2021, our Named Executive Officers received awards under the Benefit Restoration Plan in the amounts shown in the footnotes to the Summary Compensation Table.

Benefits under the Benefit Restoration Plan are paid in a lump sum upon termination. Benefits under the Elective Deferral Plan are paid on termination of employment or a specified future date, either as a lump sum or in installments. Withdrawals under the Elective Deferral Plan are allowed in the case of an unforeseeable emergency.

## ELEMENTS OF POST-TERMINATION COMPENSATION AND BENEFITS

KBR entered into severance and change-in-control agreements with each of our NEOs—in 2014 with respect to Mr. Bradie and Ms. Akerson, in 2015 with respect to Mr. Ibrahim, in 2017 with respect to Mr. Sopp, and in 2021 with respect to Messrs. Bright and Kelly.

Termination events that trigger payments and benefits include a change in control, normal or early retirement, termination without cause or for good reason, voluntary termination, disability, and death. Post-termination payments may include severance, accelerated vesting of restricted stock and stock options, maximum payments under cash-based short- and long-term incentive plans, nonqualified account balances, and health benefits, among others. See "2021 Potential Payments Upon Termination or Change in Control" for more detail on: (i) estimated potential payments and benefits under Messrs. Bradie, Bright, Ibrahim, Kelly, and Sopp's severance and change-in-control agreements and (ii) the actual payment received by Ms. Akerson in connection with her termination of employment in 2021 pursuant to her severance and change-in-control agreement, restricted stock unit agreements, and release and full settlement agreement. See "Severance and Change-in-Control Agreements" for a description of: (a) the specific circumstances that would trigger payments and benefits, (b) the payment and benefit levels under various circumstances, (c) any material conditions or obligations applicable to the receipt of payments or benefits, and (d) any other material factors regarding the severance and change-in-control agreements.

 

# 2021 Potential Payments Upon Termination or Change In Control

| Executive | Benefits[1][2] | Change in Control without Termination 12/31/2021 ($) | Change in Control with Involuntary Termination 12/31/2021 ($) | Retirement, Disability, or Death on 12/31/2021[6] ($) | Involuntary Not For Cause or Voluntary for Good Reason Termination on 12/31/2021 ($) | For Cause or Voluntary without Good Reason on 12/31/2021 ($) |
|---|---|---|---|---|---|---|
| (a) | (b) | (c) | (d) | (e) | (f) | (g) |
| **Stuart J. B. Bradie** | Stock Awards | — | 7,165,762 | 7,165,762 | — | — |
| | Stock Options[3] | — | — | — | — | — |
| | Performance Awards[4] | — | 12,333,334 | 8,166,667 | — | — |
| | Cash Severance[5] | — | 10,412,600 | 2,483,267 | 5,221,000 | — |
| **TOTAL** | | **—** | **29,911,696** | **17,815,696** | **5,221,000** | **—** |
| **Mark W. Sopp** | Stock Awards | — | 1,669,033 | 1,669,033 | — | — |
| | Stock Options[3] | — | — | — | — | — |
| | Performance Awards[4] | — | 2,833,333 | 1,833,333 | — | — |
| | Cash Severance[5] | — | 3,524,840 | 988,796 | 1,240,320 | — |
| **TOTAL** | | **—** | **8,027,206** | **4,491,162** | **1,240,320** | **—** |
| **W. Byron Bright, Jr.** | Stock Awards | — | 1,192,738 | 1,192,738 | — | — |
| | Stock Options[3] | — | — | — | — | — |
| | Performance Awards[4] | — | 2,000,001 | 1,266,667 | — | — |
| | Cash Severance[5] | — | 3,373,224 | 921,502 | 1,191,300 | — |
| **TOTAL** | | **—** | **6,565,963** | **3,380,907** | **1,191,300** | **—** |
| **J. Jay Ibrahim** | Stock Awards | — | 1,117,118 | 1,117,118 | — | — |
| | Stock Options[3] | — | — | — | — | — |
| | Performance Awards[4] | — | 1,900,001 | 1,233,334 | — | — |
| | Cash Severance[5] | — | 3,101,757 | 863,379 | 1,083,000 | — |
| **TOTAL** | | **—** | **6,118,876** | **3,213,831** | **1,083,000** | **—** |
| **Douglas N. Kelly** | Stock Awards | — | 1,076,926 | 1,076,926 | — | — |
| | Stock Options[3] | — | — | — | — | — |
| | Performance Awards[4] | — | 1,116,667 | 616,667 | — | — |
| | Cash Severance[5] | — | 2,461,831 | 651,658 | 871,200 | — |
| **TOTAL** | | **—** | **4,655,424** | **2,345,251** | **871,200** | **—** |
| **Eileen G. Akerson**[7] | Stock Awards | — | — | — | 542,678 | — |
| | Stock Options[3] | — | — | — | — | — |
| | Performance Awards[4] | — | — | — | — | — |
| | Cash Severance[5] | — | — | — | 902,500 | — |
| **TOTAL** | | **—** | **—** | **—** | **1,445,178** | **—** |

(1)   The aggregate nonqualified deferred compensation payable to each Named Executive Officer upon termination is set forth in column (f) of the Nonqualified Deferred Compensation Table and is not reflected in this table.

(2)   This table includes amounts payable to the Named Executive Officers if they remained employed through December 31, 2021, pursuant to the Performance Pay Plan, as reported in column (e) of the Summary Compensation Table. If a Named Executive Officer is terminated for "cause" (as defined under the applicable plan/program), all such executive's rights to payment would be automatically forfeited. This table does not include benefits that are generally available to all employees.

(3)   This table does not include the exercisable stock options reflected in column (b) of the Outstanding Equity Awards at Fiscal Year-End Table because such options were fully vested prior to December 31, 2021. No amounts are shown for stock options in this table as there were no unvested stock options as of December 31, 2021.

(4)   Assumes for purposes of a change in control with an involuntary termination, retirement, disability, or death that payout for the Performance Awards will be at target. Performance Awards are fully vested on a change-in-control termination but are prorated on retirement, disability, or death. While the value of the 2019 Performance Awards is included in the Change in Control with Involuntary Termination column based on target as required pursuant to applicable reporting rules, those awards actually paid out at 200% of target.

(5) Cash severance includes welfare costs in the case of a change in control with an involuntary termination. With respect to Mr. Bradie, welfare costs are estimated using the highest cost medical plan option available to KBR employees. Cash severance does not include amounts that may be paid under the severance plan generally available to all employees because the Named Executive Officers are not eligible for that plan while party to an individual severance agreement.

(6) Retirement is discretionary and subject to the approval of our Compensation Committee.

(7) The amounts in column (f) reflect the actual payments received by Ms. Akerson in connection with her termination of employment on October 31, 2021, under the terms of her severance and change-in-control agreement, restricted stock unit agreements, and release and full settlement agreement.

## Severance and Change-in-Control Agreements

Our Compensation Committee approved the Agreement—a form of severance and change-in-control agreement—for each of the NEOs and certain other senior executive officers.

### CIRCUMSTANCES THAT WOULD TRIGGER PAYMENTS AND BENEFITS

The Agreement will terminate automatically on the earlier of (i) the executive's termination of employment with KBR or (ii) in the event of a change in control during the term of the Agreement, two years following the change in control. The Agreement provides for (i) severance termination benefits (prior to a change in control), (ii) double-trigger change-in-control termination benefits (on or after a change in control), and (iii) death, disability, and retirement benefits.

Under the Agreement, "cause," "good reason," and "change in control" are defined as described below.

"**Cause**" means any of the following: (i) the executive's gross negligence or willful misconduct in the performance of the duties and services required by the Company; (ii) the executive's conviction of, or plea other than not guilty to, a felony or a misdemeanor involving moral turpitude; or (iii) a material violation of the Company's Code of Business Conduct. Prior to a change in control, "cause" also means the executive's failure to perform, in a reasonably satisfactory manner, the duties and services required by the Company, provided that the Company gives the executive at least 10 days' written notice to cure the failure.

"**Good Reason**" means any of the following: (i) a material diminution in the executive's base salary, (ii) a material diminution in the executive's authority, duties, or responsibilities, including, with respect to Mr. Bradie, the failure to maintain him in the position of CEO of the Company or nominate him to stand for re-election to the Board of Directors, or (iii) unless agreed to by the executive, the relocation of the offices at which the executive is principally employed to a location more than 50 miles away. However, prior to a change in control, "good reason" means a 25% or more diminution in the executive's base salary, unless a similar reduction is made to the base salaries of all senior executive officers of the Company, and with respect to Mr. Bradie, it also means (ii) and (iii) of the definition of "good reason" above.

"**Change in Control**" is generally triggered upon any of the following: (i) a person acquires 20% or more of the voting power of the Company, (ii) the majority of our Board of Directors changes, (iii) a merger or consolidation of the Company (unless the Company still controls a majority of the voting stock), (iv) a complete liquidation or dissolution of the Company, or (v) a sale, disposition, lease, or exchange of all or substantially all the Company's assets.

### Termination Due to Death or Disability

If at any time during the term of an Agreement, the Named Executive Officer dies or becomes disabled, then KBR will provide the executive (or the executive's estate) with the benefits described below.

(a) The executive's unearned bonus under the annual cash incentive plan payable for the fiscal year in which the termination occurs, with such bonus amount determined at the end of the performance period in accordance with the plan. Any such earned amount will be prorated to the executive's date of termination and paid in a lump sum on the normal payment date for such annual bonuses under the plan, but not later than the March 15 following the end of the performance period.

(b) The executive's unpaid bonus (if any) accrued under the annual cash incentive plan for the fiscal year that ended on or immediately before the executive's date of termination, which shall be paid in a lump sum on the normal payment date for such bonuses, but not later than the March 15 following the end of such prior performance period.

(c) The restrictions on all restricted stock and restricted stock units held by the executive will lapse in full on the date of termination.

(d) All stock options and stock appreciation rights ("SARs") held by the executive will become fully vested and exercisable on the date of termination and may be exercised until the earlier of the second anniversary of the date of termination (unless otherwise provided by our Compensation Committee, in its discretion) and the remaining term of such option or SAR.

(e) All outstanding performance awards granted to the executive will be prorated to the date of termination, and to the extent such awards become "earned" based on actual performance results at the end of the performance period, will be paid to the executive in a lump sum on the normal payment date for such awards under the plan, but not later than the March 15 following the end of the performance period.

(f) All the executive's account balances in all supplemental and nonqualified retirement plans of KBR and its affiliates will become fully vested on the date of termination.

### Termination Due to Retirement

If at any time during the term of the Agreement, the Named Executive Officer retires, then KBR will provide the executive with the above death and disability benefits, except that the executive may only exercise stock options and SARs until the earlier of the first anniversary of the date of termination (unless otherwise provided by our Compensation Committee, in its discretion) and the remaining term of such options or SARs.

## Voluntary Termination Without Good Reason or Retirement

If at any time during the term of the Agreement, the Named Executive Officer voluntarily terminates employment for any reason other than a "good reason" or retirement, the executive will not be entitled to any payments or benefits and the executive's vested stock options and SARs must be exercised within 30 days of the date of termination or, if earlier, before the applicable expiration date.

## Termination For Cause

If at any time during the term of the Agreement, the Named Executive Officer's employment is terminated by KBR for "cause," the executive will not be entitled to any severance payments or benefits.

## Termination Without Cause or By the Executive For Good Reason

If, prior to a change in control, the Named Executive Officer's employment is terminated by KBR (except for "cause"), or if the Named Executive Officer terminates employment for "good reason," KBR will provide the executive with the following benefits: (a) a lump-sum cash payment equal to the sum of: (i) one (two with respect to Mr. Bradie) year's base salary in effect at termination, plus (ii) (two times with respect to Mr. Bradie) the executive's annual target bonus opportunity; (b) all vested stock options and SARs may be exercised within the one-year period following termination, but not later than the remaining term of the option or SARs; and (c) all unvested stock options, SARs, restricted stock, restricted stock units, and performance awards will be forfeited, unless and to the extent provided otherwise by our Compensation Committee, in its discretion, with respect to non-performance awards.

## Termination Following a Change in Control

If on the date of, or within two years after, a change in control, KBR terminates the Named Executive Officer's employment without cause or the Named Executive Officer terminates employment for "good reason," then KBR will provide the executive with the change-in-control termination benefits described below.

(a) a lump sum cash payment equal to the sum of: (i) two times (three times with respect to Mr. Bradie) the executive's base salary in effect at termination (or, if higher, the executive's base salary in effect immediately prior to the change in control), plus (ii) two times (three times with respect to Mr. Bradie) the executive's annual target bonus opportunity;

(b) the executive's unearned bonus under the annual cash incentive plan payable for the fiscal year in which the executive's termination occurs, with such bonus amount determined at the end of the performance period in accordance with the plan, and then such earned amount (if any) (x) prorated to the executive's date of termination and (y) paid to the executive in a lump sum on the normal payment date for such annual bonuses, but not later than the March 15 following the end of the performance period;

(c) the executive's unpaid bonus (if any) accrued under the annual cash incentive plan for the fiscal year that ended on or immediately before the executive's termination, which will be paid to the executive in a lump sum on the normal payment date for such bonuses, but not later than 74 days following the executive's termination of employment;

(d) all the outstanding stock options, SARs, restricted stock and restricted stock unit awards, and other equity-based awards granted by KBR to the executive that are not performance awards will become fully vested and immediately exercisable or payable in full on the effective date of the release required under the Agreement, provided such release is timely executed by the executive following termination of employment;

(e) all performance award units other than those that are covered under the annual cash incentive plan will become fully vested and paid at target performance as soon as administratively feasible following the termination of employment, but not later than March 15 of the year following such termination;

(f) all account balances in any supplemental and nonqualified retirement plans will become fully vested; and

(g) welfare plan costs equal to two times (three times with respect to Mr. Bradie) the total annual cost to the executive and KBR of the medical, dental, life, and disability benefits provided to the executive and the executive's eligible dependents by KBR for the year of the executive's termination.

## DETERMINATION OF APPROPRIATE PAYMENT AND BENEFIT LEVELS UNDER VARIOUS CIRCUMSTANCES

The Agreement was crafted based on an analysis of practices in our Core Peer Group at the time and the market generally, presented by the Compensation Committee's independent compensation consultant at the time. The Compensation Committee regularly reviews the Agreement to ensure it remains consistent with the median of our most current Core Peer Group.

## MATERIAL PRECONDITIONS TO RECEIVING PAYMENTS OR BENEFITS

As a condition to receiving severance benefits upon a termination by KBR (except for "cause") or a resignation by the executive for "good reason" or retirement, an executive must first execute a release and full settlement agreement. The Agreement also contains customary confidentiality, non-competition, and non-solicitation covenants, as well as a mandatory arbitration provision. In addition, the Agreement contains a clawback provision that allows KBR to recover any benefits paid under the Agreement if we determine within two years after the executive's termination of employment that the executive's employment could have been terminated for cause.

# No Employment Agreements

KBR has no employment agreements with its Named Executive Officers.

# CEO Pay Ratio

Presented below is the ratio of the annualized total compensation of Mr. Bradie, our CEO, to the annual total compensation of our median employee (excluding the CEO).

## Pay Ratio Methodology and Calculation

### DETERMINATION OF EMPLOYEE POPULATION

We determined that, as of December 31, 2021, our employee population consisted of approximately 37,632 individuals working for KBR and its consolidated subsidiaries, with approximately 13,957 of these individuals located in the U.S. This population consisted of our full-time, part-time, external, and temporary employees (we do not have seasonal workers) and excluded approximately 986 employees of KBR's newly acquired entity, Frazer-Nash Consultancy, and 9,954 employees working in joint ventures that are not consolidated subsidiaries of KBR and who are not otherwise our employees. This population also excluded approximately 545 external individuals working for KBR, whose take home pay we do not control. As permitted by SEC rules, we excluded 100% of the employees in the following non-U.S. jurisdictions: 457 employees in Russia, 55 employees in Kenya, 11 employees in the Czech Republic, 5 employees in Malaysia, 4 employees in Norway, 2 employees in each of Angola and France, and 1 employee in each of Hungary, Kazakhstan, and Lithuania. As a result, the total number of employees used to identify the median of the annual total compensation of all our employees was approximately 26,147, of which approximately 13,412 were located in the U.S.

### CONSISTENTLY APPLIED COMPENSATION MEASURE

We used total cash compensation for 2021 (without making any cost-of-living adjustment) as a consistently applied compensation measure to identify our median employee. Total cash compensation is a relatively broad measure of pay. Short- and long-term equity-based incentives were not considered since such incentives are not broad-based and including them would not substantially affect the determination of our median employee. We chose not to use earnings reported to the Internal Revenue Service on Form W-2 for employees in the U.S. because those amounts would include equity-based compensation and W-2 earnings is not a measure that can be easily applied consistently to employees outside the U.S. Compensation of employees who were on unpaid leave of absence was annualized.

### DATA GATHERING

While SEC rules allow for statistical sampling or "other reasonable methods," we collected data for all employees. It would have been costly to create a subgroup that was representative of the entire employee population given that the non-U.S. employees included in the calculation are based in approximately 50 countries.

### PAY RATIO CALCULATION

After we identified our median employee, we calculated all the elements of such employee's compensation for 2021 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $74,498. The annual total compensation of our CEO was $12,024,347, as reported in the "Total" column of our 2021 Summary Compensation Table included in this proxy statement.

Based on this information, for 2021 the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all employees was reasonably estimated to be 161:1.

The SEC's rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. The pay ratio reported by other companies may not be comparable to KBR's pay ratio, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in their calculations.

# Director Compensation

The annual compensation for our non-executive Directors is shown below. Mr. Bradie does not receive any additional compensation for serving on our Board.

| Who receives | Amount and type of compensation | | How paid |
| --- | --- | --- | --- |
| | **2021** | **2022** | |
| All non-executive directors | Annual retainer | | Quarterly cash payments made prior to the end of each quarter |
| | $100,000 | $120,000 | |
| Non-executive Chairman of the Board | Additional annual retainer | | |
| | $125,000 | $200,000 | |
| Audit Committee Chairman | Additional annual retainer | | |
| | $20,000 | $20,000 | |
| Compensation Committee Chairman | Additional annual retainer | | |
| | $15,000 | $15,000 | |
| Cybersecurity Committee Chairman | Additional annual retainer | | |
| | $10,000 | $15,000 | |
| Nominating and Corporate Governance Committee Chairman[1] | Additional annual retainer | | |
| | $10,000 | $10,000 | |
| Sustainability and Corporate Responsibility Committee Chairman | Additional annual retainer | | |
| | $10,000 | $10,000 | |
| All non-executive directors | Equity award[2] | | Annual grant of restricted stock units that vest in full after six months |
| | $150,000 | $170,000 | |

(1)   If the non-executive Chairman of the Board is concurrently serving as the Chairman of the Nominating and Corporate Governance Committee, there will be no additional annual retainer for the Nominating and Corporate Governance Committee Chairman.

(2)   The number of restricted stock units awarded each non-employee director is equal to $150,000 ($170,000 beginning in 2022) divided by the closing price of our common stock on the date of grant (rounded up to the next whole share).

KBR's nonqualified elective deferral plan for non-executive Directors permits non-executive Directors to make an annual election to defer payment of some or all of their cash retainers and equity compensation for the following year. The non-executive Directors also have the option to elect to have their cash compensation converted to RSUs. For the 2021 plan year, General Lyles elected to defer 50% of his cash compensation and 100% of his equity compensation into the plan, and Ms. Dugle elected to defer 100% of her equity compensation into the plan.

Our Compensation Committee reviews the competitiveness of the compensation paid to our non-executive Directors at least annually. The results of the most recent review were presented to our Board in November 2021, and several increases (as shown above) were made to bring KBR's average non-executive director compensation closer to the median of compensation paid by our peers.

The following table sets forth certain information with respect to KBR's compensation for non-executive directors during the fiscal year ended December 31, 2021.

| Name[1] | Fees Earned or Paid in Cash ($)[2] | Stock Awards ($)[3] | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4] | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|
| (a) | (b) | (c) | (d) | (e) | (f) |
| Mark E. Baldwin | 120,000 | 150,018 | — | — | 270,018 |
| James R. Blackwell | 55,000 | 150,018 | — | — | 205,018 |
| Lynn A. Dugle | 107,500 | 150,018 | — | — | 257,518 |
| Lester L. Lyles[5] | 225,000 | 150,018 | 20,127 | — | 395,146 |
| Wendy M. Masiello | 100,000 | 150,018 | — | — | 250,018 |
| Jack B. Moore | 115,000 | 150,018 | — | — | 265,018 |
| Ann D. Pickard | 110,000 | 150,018 | — | — | 260,018 |
| Carlos A. Sabater | 50,000 | 150,000 | — | — | 200,000 |
| Umberto della Sala | 100,000 | 150,018 | — | — | 250,018 |
| Vincent R. Stewart | 55,000 | 150,000 | — | — | 205,000 |

(1)   Directors who were also full-time officers or employees of KBR received no additional compensation for serving as directors.

(2)   Reflects fees earned in 2021, including fees that may have been deferred into the KBR Non-Employee Directors Elective Deferral Plan. Mr. Blackwell retired from the Board on May 19, 2021, and Mr. Sabater and Lt. General Stewart were appointed to the Board on June 30, 2021, so these directors did not earn cash retainers for the full year.

(3)   The amounts in column (c) represent the grant date fair value of awards granted in 2021 pursuant to the KBR Stock and Incentive Plan. The fair values were determined in accordance with FASB ASC 718, "Stock Compensation." Assumptions used in the calculation of these amounts are described in note 1 under "Description of Company and Significant Accounting Policies" and note 21 under "Share-based Compensation and Incentive Plans" of our audited financial statements included in our annual report on Form 10-K for the year ended December 31, 2021. Dividends paid on the stock awards are not reported separately in this table because they are already factored into the grant date fair value. All directors except for Mr. Sabater and Lt. General Stewart were fully vested in their restricted stock units at the end of 2021 because their annual equity awards were granted March 1, 2021. Mr. Sabater and Lt. General Stewart's annual equity awards were granted August 2, 2021, and vested in early 2022.

(4)   The amount in column (d) reflects the above-market or preferential earnings on nonqualified deferred compensation in General Lyles's cash retainer account under the KBR Non-Employee Directors Elective Deferral Plan.

(5)   General Lyles elected to defer 50% of his annual cash retainer payable for 2021 into the KBR Non-Employee Directors Elective Deferral Plan. Accordingly, he actually received only half of the amount in column (b) in cash in 2021.

# Director Stock Ownership Guidelines

Our Board of Directors established stock ownership guidelines for the non-executive directors to link their financial interests with those of KBR's stockholders. Non-executive directors are required to own KBR stock in an amount equal to five times the annual cash retainer within five years of joining the Board of Directors. As shown below, all of our non-executive directors who have served at least five years are in compliance with the stock ownership guidelines.



Stock ownership with respect to stock ownership guidelines as of 3/1/2022.

$2,885,105  >5 Yrs Baldwin
$3,650,960  >5 Yrs Lyles
$3,165,948  >5 Yrs Moore
$2,515,546  >5 Yrs Pickard
$2,601,116  >5 Yrs della Sala
$600,000  Required stock ownership
KBR Stock as of 3/1/2022: $49.15
$679,155  <5 Yrs Dugle
$1,767,336  <5 Yrs Masiello
$363,710  <5 Yrs Sabater
$363,710  <5 Yrs Stewart

# Certain Relationships and Related Transactions

We perform many of our projects through incorporated and unincorporated joint ventures. In addition to participating as a joint venture partner, we often provide engineering, procurement, construction, operations, or maintenance services to the joint venture as a subcontractor. Where we provide services to a joint venture that we control and therefore consolidate for financial reporting purposes, we eliminate intercompany revenues and expenses on such transactions. When we account for our interest in the joint venture under the equity method of accounting, we do not eliminate any portion of our revenues or expenses. We recognize the profit on our services provided to joint ventures that we consolidate and joint ventures that we record under the equity method of accounting primarily using the percentage-of-completion method.

# Related Person Policies

Our Board of Directors has adopted a policy requiring approval of any transactions involving our directors, executive officers, nominees for director, greater than 5% stockholders, and any of their respective immediate family members. This policy covers transactions, arrangements or relationships or any series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (1) KBR (including any of our subsidiaries) is or will be a participant, (2) the aggregate amount involved exceeds $120,000 in any calendar year, and (3) any related person had, has or will have a direct or indirect interest (other than solely as a result of being a director or holding less than a 10% beneficial ownership interest in another entity), and which is required by SEC rules to be disclosed in our public filings. The Board of Directors will only approve a transaction with related persons when the Board determines such transaction is in the best interests of KBR or our stockholders. In determining whether to approve or ratify a related person transaction, the Board of Directors will consider the following factors and such other factors as it deems appropriate:

- whether the related person transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances;
- whether the transaction is material to us or the related person;
- the role the related person has played in arranging the related person transaction;
- the structure of the related person transaction;
- the extent of the related person's interest in the transaction; and
- whether there are alternative sources for the subject of the transaction.



KBR employees in the UK hosted the 2nd annual KBR Charity Football Tournament, benefiting local charities Combat Stress and Blesma, which are dedicated to supporting the mental and physical fitness of veterans.



# Audit Matters



KBR's OK NoW (Network of Well-being) group sponsors yoga sessions at several office locations around the world to help promote strength, balance and flexibility.

OK NoW (Network of Well-being) is dedicated to raising awareness around mental health and well-being and to cultivating understanding and empathy around these important topics. OK NoW advocates building personal resilience and provides resources and information about maintaining mental health and fitness.

# Audit Committee Report

KBR's Audit Committee operates under a written charter adopted by the Board that outlines the responsibilities of, and practices followed by, the Committee. A copy of the Charter is available on KBR's website, kbr.com, by choosing "Our Company" under the "About Us" menu, then selecting "Corporate Governance" and "Board Committees." We review and reassess the charter annually and recommend any changes to the Board of Directors for approval. We met nine times in 2021, and this report summarizes the Committee's activities during those meetings.

KBR's management is responsible for preparing KBR's financial statements, and the principal independent accountants are responsible for auditing those financial statements. The Audit Committee's role is to provide oversight of management and to appoint, compensate, retain, and oversee the work of the principal independent accountants.

## Primary Responsibilities and 2021 Actions

The Audit Committee assists the Board in overseeing the accounting and financial reporting process and integrity of the Company's financial statements; the Company's compliance with legal and regulatory requirements; and the performance of the internal audit function, internal accounting controls, disclosure controls and procedures, and internal control over financial reporting. In 2021, in fulfilling these responsibilities, among other things, we:

- Met with senior members of the Company's financial management team at each meeting;

- Held separate private sessions, during regularly scheduled meetings, with each of the Company's Chief Financial Officer, Chief Accounting Officer, General Counsel, and Head of Internal Audit, providing an opportunity for candid discussions regarding financial management, legal, accounting, auditing, and internal controls matters;

- Reviewed and discussed with management the Company's earnings releases and the financial results for each quarterly period and for the fiscal year as set out in the Company's Forms 10-Q and Form 10-K prior to filing with the SEC, with particular attention to quality financial statements and internal audit in the context of the Company's COVID-19 response and remote working;

- Received periodic reports on management's process to assess the adequacy of the Company's system of internal control over financial reporting, the framework used to make the assessment, and management's conclusions on the effectiveness of the Company's internal control over financial reporting;

- Met with the Chief Information Officer to review and discuss cybersecurity initiatives, data privacy and security controls, and measures implemented to improve systems and processes;

- Reviewed and discussed with senior management significant risks and exposures identified by management and the Company's processes related to risk assessment and management, including the Company's enterprise risk management process;

- Reviewed and discussed with senior management, including the Head of Internal Audit, prior period adjustments and significant changes in estimates of costs to complete certain engineering, procurement and construction projects, the evaluation of the Company's internal controls over financial reporting, and the quality of the Company's financial reporting;

- Met with the General Counsel and Chief Compliance Officer to receive status reports on compliance matters and to discuss the effectiveness of the Company's compliance program;

- Reviewed and discussed with senior management the transitions of the Chief Accounting Officer and Head of Internal Audit;

- Reviewed and discussed with senior management updates on integration and synergies associated with acquisitions like Centauri, SOX compliance, and accounting techniques blending Generally Accepted Accounting Principles and Cost Accounting Standards where appropriate for efficiencies as cost-reimbursable government work increases;

- Reviewed and discussed with senior management critical accounting policies and estimates including contract revenue, purchase price allocation, goodwill impairment testing, deferred taxes, pensions and legal and other contingent matters; and

- Reviewed the Company's internal audit plan, received individual audit reports, discussed with management measures implemented in response to internal audits, and reviewed the performance of the Company's internal audit function.

## Oversight of Independent Auditors

In addition to the responsibilities described above, the Audit Committee oversees the audits of the Company's financial statements and the independence, qualifications, and performance of the independent auditors. In fulfilling our oversight role for the year ended December 31, 2021, we reviewed and discussed with KPMG LLP, the Company's independent auditors and principal independent accountants, as well as with senior members of the Company's financial management team, the overall audit scope and plan, the results of the external audit, and evaluations by KPMG LLP of the Company's internal controls over financial reporting, the quality of the Company's financial reporting, the effectiveness of the Company's disclosure controls and procedures, and critical audit matters. KPMG LLP also reported to us on significant accounting judgments and estimates made by management in preparing the financial statements, as well as their analysis and assessment of significant risks. We also discussed with KPMG LLP the matters required to be communicated pursuant to the standards promulgated by the Public Company Accounting Oversight Board and the SEC.

We discussed with KPMG LLP their assessment of their independence, including with respect to the tax services provided by them, and received the written disclosures and letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with us concerning independence.

## 2021 Audited Financial Statements

Based on our review of the audited financial statements, discussions with management and with KPMG LLP, and our review of KPMG LLP's written disclosures and letter, we recommended to the Board of Directors that the audited financial statements be included in KBR's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, for filing with the SEC. Our recommendation considers our review of that firm's qualifications as independent accountants for the Company. Our review also included matters required to be considered under SEC rules on auditor independence, including the nature and extent of non-audit services. In our judgment the nature and extent of non-audit services performed by KPMG LLP during the year did not impair the firm's independence.

After discussions with management, considering KPMG LLP's historical and recent performance of KBR's audit, the capabilities and performance of the audit team, and KPMG LLP's independence, the Committee concluded that it would be in the best interests of KBR and its stockholders to retain KPMG LLP to serve as the independent registered public accounting firm to audit the consolidated financial statements for KBR for 2022 and recommends that such appointment be ratified by stockholders at the 2022 annual meeting.

Respectfully submitted,

*The Audit Committee of Directors*

Mark E. Baldwin, Chairman
Lt. General Wendy M. Masiello
Carlos A. Sabater
Lt. General Vincent R. Stewart

March 16, 2022

## Approved Principal Accountant Fees and Services

The following table presents the pre-approved fees for audit services rendered by KPMG for the audit of our annual financial statements for the years ended December 31, 2021, and December 31, 2020, and fees billed or expected to be billed for audit-related, tax and all other services rendered by KPMG during those periods.

| *Thousands of dollars* | **2021** | **2020** |
|---|---|---|
| Audit fees[1] | $ 6,100 | $ 5,866 |
| Audit-related fees[2] | 85 | 100 |
| Tax fees[3] | 477 | 264 |
| All other fees | 30 | 30 |
| **TOTAL** | **$ 6,692** | **$ 6,260** |

(1)  Audit fees represent the pre-approved aggregate fees for professional services rendered by KPMG for the integrated audit of our annual financial statements for the fiscal years ended December 31, 2021, and December 31, 2020. Audit fees also include the audits of many of our subsidiaries regarding compliance with statutory requirements in foreign countries and review of registration statements.

(2)  Audit-related fees primarily include professional services rendered by KPMG for special purpose audits of separate KBR entities primarily related to jurisdictional licensing requirements.

(3)  2021 tax fees consist of the aggregate fees for professional services rendered by KPMG for federal, state and international tax compliance.

## PRE-APPROVAL POLICY

The Audit Committee has established a written pre-approval policy requiring the Audit Committee to approve all services to be provided by KPMG and all audit services provided by other independent accountants. The policy provides that all audit, audit-related, and tax services to be provided by KPMG must be described in a written plan submitted to the Audit Committee annually for pre-approval. The Audit Committee, its Chairman, or another Audit Committee member designee must pre-approve any audit, audit-related, or tax services to be provided by KPMG that were not submitted for annual pre-approval if the fees to be paid for such services will exceed $150,000. All other services for fees in excess of $50,000 must be specifically approved in the same manner. Any services provided by KPMG must be pre-approved by the Audit Committee if the fees are $250,000 or greater.

The policy also provides that all audit services to be provided by independent public accountants other than KPMG must be described in writing and presented to the Audit Committee by our Chief Accounting Officer annually for pre-approval. Any audit services not included in the annual pre-approved plan must be approved in the same manner as unplanned audit, audit-related, and tax services to be provided by KPMG.

As permitted by the SEC, to ensure prompt handling of unexpected matters, our policy allows the Audit Committee to delegate pre-approval authority to the Chairman or another designated member of the Audit Committee. Any pre-approval decision not made by the entire Audit Committee will be reported to the Audit Committee at the next regularly scheduled meeting following such decision.

# Proposal No. 3 — Ratify the Appointment of Independent Registered Public Accounting Firm

 The Audit Committee of the Board of Directors recommends that you **vote FOR** ratification of the appointment of KPMG LLP as our independent registered public accounting firm to audit the consolidated financial statements for KBR as of and for the year ending December 31, 2022. Properly dated and signed proxies, and proxies properly submitted over the Internet and by telephone, will be so voted unless stockholders specify otherwise.

KPMG LLP has audited the financial statements of KBR and its predecessor since 2004. A resolution will be presented at the Annual Meeting of Stockholders to ratify the appointment by the Audit Committee of the Board of Directors of KPMG as independent registered public accounting firm to audit the consolidated financial statements of KBR as of and for the year ending December 31, 2022. KPMG LLP has advised that neither the firm nor any member of the firm has any direct financial interest or any material indirect interest in KBR. Also, during at least the past three years, neither the firm nor any member of the firm has had any connection with KBR in the capacity of promoter, underwriter, voting trustee, director, officer or employee.

Representatives of KPMG LLP are expected to be present at the Annual Meeting of Stockholders, will have the opportunity to make a statement, and will be available to respond to appropriate questions from stockholders.

As a matter of good corporate governance, the Audit Committee submits the selection of the independent registered public accounting firm to our stockholders for ratification. The proposal to ratify the appointment of KPMG LLP will be approved if it receives the affirmative vote of a majority of the shares of common stock present at the Annual Meeting of Stockholders. If our stockholders do not ratify the appointment of KPMG LLP, the Audit Committee may reconsider its selection of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2022, but the Audit Committee may also elect to retain KPMG LLP. Even if the selection of KPMG LLP is ratified, the Audit Committee in its discretion may appoint a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such change would be appropriate.

# PRIDE +ALLIES

# Additional Information



KBR Pride and Allies celebrated a significant milestone by serving as an official sponsor for the Swindon & Wiltshire Pride Festival in the UK, the first LGBTQIA+ event the group has sponsored since its founding in 2020.

Pride and Allies' mission is to support the LGBTQIA+ community and to help educate its allies. The group was founded on the belief that businesses are more successful and employees more productive when those employees can be themselves. The group is for everyone, no matter their sexual orientation.

# General Information About KBR's Annual Meeting

If your question is not addressed below or elsewhere in this proxy statement, please contact KBR's Investor Relations Department at (713) 753-5082 or (866) 380-7721. Our principal executive office is located at 601 Jefferson Street, Suite 3400, Houston, Texas 77002, and our website address is kbr.com. Information contained on our website, including information referred to in this proxy statement, is not to be considered as part of the proxy solicitation material and is not incorporated into this proxy statement.

## How does a virtual Annual Meeting work?

The Annual Meeting will be completely virtual via live webcast. There will be no physical meeting location. All stockholders as of the record date, or their duly appointed proxies, may attend the Annual Meeting online at **virtualshareholdermeeting.com/KBR2022.**

Our virtual stockholder meeting format uses technology designed to increase stockholder access, minimize health risks, reduce our environmental impact, and provide our stockholders rights and opportunities to participate similar to those they would have at an in-person annual meeting. Holding the meeting virtually also saves KBR and our stockholders time and money.

Stockholders will be able to hear all portions of the official Annual Meeting as conducted by the Board, submit appropriate written questions and comments, and vote online during the open poll portion of the Annual Meeting. We welcome your suggestions on how we can make our virtual Annual Meeting more effective and efficient.

### HOW TO ACCESS THE ANNUAL MEETING AS IT HAPPENS

If you are a stockholder of record and you want to attend online and participate in the Annual Meeting, you will need the company number and the control number on your Notice of Internet Availability or proxy card to log in. If you are a beneficial stockholder and you want to attend the meeting online, you should log into your brokerage firm's website and select the stockholder communications mailbox to link through to the Annual Meeting. You also should receive written instructions from your broker, bank, or other nominee.

Online check-in will begin at 8:45 a.m. CDT. Please allow time for online check-in procedures. If you encounter difficulties accessing the virtual meeting or during the course of the Annual Meeting, please call the phone number that will be made available on the virtual meeting registration page 15 minutes prior to the start time of the meeting for live technical support.

If you do not comply with these procedures, you will not be able to participate in the Annual Meeting as it happens, but you may view a webcast replay once the meeting has concluded. Although the live webcast is available only to stockholders, we will post a webcast replay, the final report of the inspector of election, and the answers to all stockholder questions asked in connection with the Annual Meeting on our website, kbr.com, for at least one year.

### HOW WE WILL HANDLE STOCKHOLDER QUESTIONS

Any stockholder may submit a maximum of two appropriate questions online in advance of or during the Annual Meeting. We will answer as many appropriate stockholder-submitted questions as time permits during the meeting, with each question and response not to exceed two minutes in combined duration. During the Annual Meeting, proponents of the stockholder proposals included in this proxy statement, if any, will have a dedicated call-in line so they can present their proposals.

### HOW TO VOTE DURING THE VIRTUAL ANNUAL MEETING

If you attend the meeting, you may vote virtually online. You will see instructions for voting when you log in. If you do not attend the meeting, your shares can be voted only if you voted online or by telephone in advance of the meeting or if you returned a properly executed proxy.

## Who is entitled to vote at the Annual Meeting?

Holders of record at the close of business on March 25, 2022, the record date for the meeting, will be entitled to vote at the Annual Meeting. On the record date, KBR had 139,817,519 shares of common stock outstanding. Each outstanding share of common stock is entitled to one vote on each matter submitted to the stockholders for a vote at the meeting. Fractional shares will not be voted. A complete list of stockholders entitled to vote will be kept at our offices at the address specified above for ten days prior to the meeting and will be available for inspection during the meeting.

## What constitutes a quorum?

To conduct business at the meeting, a quorum consisting of a majority of the shares of KBR common stock issued and outstanding and entitled to vote must be in attendance or represented by proxy. Abstentions and broker non-votes (described below) will be counted for purposes of determining whether a quorum is present at the meeting. If a quorum is not present, the Chairman of the Board or a majority of stockholders present in person (including virtually) or represented by proxy and entitled to vote have the power to adjourn the Annual Meeting, without notice other than an announcement at the Annual Meeting, until a quorum is present.

## Am I a stockholder of record or a street name stockholder?

If your shares are registered directly in your name with American Stock Transfer & Trust Company, our transfer agent, you are considered the **stockholder of record** of those shares. As the stockholder of record, you have the right to grant your voting proxy directly or to vote online during the virtual Annual Meeting.

If your shares are held in a brokerage account or through a bank, broker, or other nominee, you are considered a **street name stockholder**, meaning you are the **beneficial owner** of shares held in "street name." The stockholder of record for your shares is your broker, bank, or other nominee. As the beneficial owner, you have the right to direct your bank, broker, or other nominee how to vote, and you also are invited to attend the Annual Meeting. Your broker, bank, or other nominee will give you instructions for how to do both of those things.

## Who is soliciting my proxy to vote my shares?

The accompanying proxy is solicited by the Board of Directors of KBR, Inc. By executing and returning the enclosed proxy or by following the online or telephone voting instructions, you authorize the individuals named in the proxy to represent you and vote your shares on the matters described in the Notice of Annual Meeting of Stockholders. Your proxy will be effective for the May 19, 2021, meeting and at any adjournment or postponement of that meeting.

## How do I give my proxy if I am a stockholder of record?

There are three ways to submit your proxy in advance of the Annual Meeting:

- over the Internet,
- by telephone, or
- by mail.

Votes submitted over the Internet or by telephone must be received by 11:59 p.m., Eastern Daylight Time, on Tuesday, May 17, 2022.

If you give your proxy, your shares will be voted as you specify. If you do not give instructions for a particular matter, the shares represented by your proxy will be voted in accordance with the recommendations of the Board of Directors.

If you prefer to vote during the meeting, please see "How does a virtual Annual Meeting work?" Even if you intend to participate in the virtual Annual Meeting, we encourage you to grant a proxy in advance to ensure your shares are counted even if your plans change.

## Can I change my vote?

You can revoke your proxy at any time before it is voted by:

- giving notice of the revocation in writing to KBR's Corporate Secretary at 601 Jefferson Street, Suite 3400, Houston, Texas 77002;
- submitting another valid proxy by mail, telephone, or over the Internet that is later dated and, if mailed, is properly signed; or
- voting in person (including virtually) at the Annual Meeting.

# How do I give voting instructions if my shares are held in "street name" (by my broker)?

Your broker will provide you with information about how to submit your voting instructions. Please return your instructions promptly. Your broker cannot vote your shares held in street name without instructions from you, except with regard to the ratification of auditors. If you do not give voting instructions for the proposals regarding the Board of Directors or executive compensation, your shares will not be voted. This is known as a **broker non-vote**. Broker non-votes will not be counted or affect the outcome of any proposal.

# What are the voting requirements for each proposal?

This is an uncontested election for the Board of Directors, meaning the number of nominees equals the number of Board seats available. In an uncontested election, the number of votes cast "for" a nominee must exceed the number of votes cast "against" the nominee.

For each matter other than the election of directors, including the ratification of independent public accountants, the proposal will be adopted if it garners the affirmative vote of a majority of the shares of KBR's common stock represented in person (including virtually) or by proxy at the meeting and entitled to vote on the matter.

# What happens if an incumbent director does not get re-elected?

In accordance with Article III, Section 3 of our Bylaws, any director nominee who is not re-elected must tender his or her resignation to the Board of Directors and all committees of the Board after the certification of the stockholder vote. The Nominating and Corporate Governance Committee would then assess whether it is appropriate for such individual to continue to serve as a director and would make its recommendation to the Board of Directors. The Board of Directors will act on a tendered resignation and publicly disclose its decision and rationale within 120 days following the certification of the stockholder vote.

# What happens if I abstain or withhold my vote on any proposal?

Abstentions are counted as "present" in determining whether the quorum requirement is satisfied. Abstentions from voting will not be counted in determining the outcome of the election of directors. However, with respect to each other matter, abstentions will be included in the voting tally and will have the same effect as a vote against the proposal.

# Who is responsible for counting the votes?

Votes cast by proxy or in person (including virtually) at the Annual Meeting will be counted by the individuals appointed by us to act as election inspectors for the meeting. The election inspectors and the people who tabulate the proxies, ballots, and voting tabulations that identify stockholders are independent and are not employees of KBR.

# Why didn't I receive a paper copy of the proxy materials?

To expedite delivery, reduce our costs, and decrease the environmental impact of our Annual Meeting, we used "Notice and Access," which relies on an SEC rule that permits us to provide proxy materials electronically. By April 4, 2022, we sent a Notice of Internet Availability of Proxy Materials to many of our stockholders containing instructions on how to access and review our proxy materials online. If you received such a Notice, you will not receive a printed copy of the proxy materials in the mail. The Notice also explains how to submit your proxy to ensure your shares are voted as you wish. If you received a Notice and would like to receive a printed copy of our proxy materials, you may request those documents by calling 1-800-579-1639, submitting a request at proxyvote.com, or sending an e-mail to sendmaterial@proxyvote.com.

Stockholders who do not receive a Notice will continue to receive either a paper or an emailed electronic copy of our proxy statement and Annual Report, which will be sent on or about April 4, 2022.

We encourage you to help us reduce printing and mailing costs by signing up for electronic delivery of KBR stockholder communications. With electronic delivery, you will receive documents such as the Annual Report and the proxy statement as soon as they are available. Electronic delivery also can help reduce the number of bulky documents in your files and eliminate duplicate mailings. To sign up for electronic delivery, please follow the instructions on your proxy card to vote by Internet at proxyvote.com and, when prompted, indicate that you agree to receive or access stockholder communications electronically in future years.

# Why did I receive only one copy of the proxy materials when there are two stockholders in my home?

We are sending only one copy of KBR's annual meeting materials to stockholders who share the same address and last name unless one of those stockholders has notified us that they want to continue receiving multiple copies. This practice, known as "householding," is designed to reduce duplicate mailings and save significant printing and postage costs.

If you received a single mailing this year and you would like to have additional copies of the Annual Report or proxy statement mailed to you, or you would like to revoke your consent to the householding of documents for the future, please call 1-866-540-7095. You will begin to receive individual copies within 30 days after your request.

Unfortunately, householding for stockholders who hold their shares in street name is limited to accounts within the same bank or brokerage firm. For example, if you and your spouse share the same last name and address, and you each have an account containing KBR stock at two different brokerage firms, your household will receive two copies of the Notice or meeting materials — one from each brokerage firm. To reduce the number of duplicate sets of documents your household receives, you may wish to enroll some or all of your accounts in our electronic delivery program. See "Why didn't I receive a paper copy of the proxy materials?"

# What if I want to introduce a proposal or nominate a director at the 2022 meeting?

For stockholder proposals or director nominations to have been properly submitted for presentation at our upcoming annual meeting, we must have received notice of the proposal or nomination before the date of this proxy statement. Any such proposals and nominations must comply with Article II, Section 9 of our Bylaws. We will disregard any proposal or nomination that does not comply with these requirements. Even if you comply with these requirements, KBR is not obligated to include the proposed business or nominee in our proxy solicitation materials.

# What if I want to introduce a proposal or nominate a director at the 2023 meeting?

If you wish to present a proposal to be considered for inclusion in our proxy materials for our Annual Meeting of Stockholders to be held in 2023, you must submit the proposal in writing to our Corporate Secretary at our corporate offices before December 5, 2022. Proposals submitted for inclusion in our proxy materials must comply with Rule 14a-8 under the Securities Exchange Act.

You also may nominate candidates at our 2023 Annual Meeting of Stockholders in the manner provided in Article II, Section 9 of our Bylaws, but such nominees will not necessarily be included in KBR's proxy statement. The Bylaws provide that a stockholder entitled to vote for the election of directors may nominate one or more candidates for election to the Board by complying with required notice procedures. Any such nomination for the 2023 annual meeting must be made pursuant to written notice to our Corporate Secretary at our corporate offices and must be received between December 5, 2022, and January 4, 2023.

Any proposed nominee may be required to furnish other information as KBR may reasonably require to determine whether the proposed nominee is eligible to serve as a director. At any meeting of stockholders, the presiding officer may disregard the purported nomination of any person not made in compliance with these procedures.

# How much will this proxy solicitation cost?

The cost of soliciting proxies will be paid by KBR. We retained D.F. King & Co., Inc., a firm that is independent of KBR, to aid in this solicitation. For these services, we will pay D.F. King & Co., Inc. $8,500 and reimburse all out-of-pocket expenses. Some executive officers and other employees of KBR also may solicit proxies personally, by telephone, mail, email, or other means of communication, if deemed appropriate, but will not receive additional compensation for these efforts. KBR will, upon request, reimburse banks, brokers or other persons holding stock in their names or in the names of their nominees for their reasonable expenses in forwarding proxy materials to beneficial owners of KBR common stock.

# Will any other issues be raised at the meeting?

As of the date of this proxy statement, we know of no business that will be presented at the 2022 Annual Meeting of Stockholders other than the matters described in this proxy statement. If any other matters should properly come before the Annual Meeting of Stockholders for action by stockholders, proxies will be voted on those matters in accordance with the judgment of the person or persons voting the proxies.

# Additional Information Available

**KBR files an Annual Report on Form 10-K with the U.S. Securities and Exchange Commission. Stockholders may obtain a copy of the Annual Report (without exhibits), without charge, by writing to KBR's Investor Relations Department at 601 Jefferson Street, Houston, Texas 77002.** We make our Annual Report available to stockholders at the same time and by the same methods as we distribute our proxy statement. The Annual Report is not to be considered as a part of the proxy solicitation material or as having been incorporated by reference.

## Forward Looking Statement

This proxy statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Some examples include statements regarding our plans, objectives, goals, strategies, future events, future financial performance and backlog information and other information that is not historical. When used in this proxy statement, the words "estimates," "expects," "predicts," "continues," "looking ahead," "well-positioned," "anticipates," "projects," "plans," "intends," "believes," "forecasts" or future or conditional verbs such as "will," "should," "could," or "may," and variations of such words or similar expressions are intended to identify forward-looking statements. Such statements are based upon our current expectations and various assumptions, which are made in good faith, and we believe there is a reasonable basis for them. However, because forward-looking statements relate to the future, they are subject to

inherent risks, uncertainties and other factors that are difficult to predict and which could cause actual results to differ materially from the forward-looking statements contained in this proxy statement.

Additional information about potential risk factors that could affect our business and financial results is included in our most recently filed Form 10-K, any subsequent Forms 10-Q and 8-K, and any other U.S. Securities and Exchange Commission Filings. We caution you not to place undue reliance on the forward-looking statements included in this proxy statement, which speak only as of the date hereof. We disclaim any intent or obligation, except as required by law, to revise or update this information to reflect new information or future events or circumstances. We also disclaim any duty to comment on or correct information that may be contained in reports published by investment analysts or others.



Volunteers from our Houston IMPACT chapter helped make the 14th annual KBR Kids Day, an event in cooperation with the Buffalo Bayou Partnership, a fun-filled day for thousands of children and their families.

# Non-GAAP Reconciliation: Adjusted EBITDA, Adjusted EPS and Adjusted Operating Cash Flow

EBITDA is defined as net income attributable to KBR, plus interest expense, net; provision for income taxes; other non-operating expense (income); and depreciation and amortization. Adjusted EBITDA excludes certain amounts included in EBITDA.

EPS reflects our net income divided by the outstanding shares of our common stock. Adjusted EPS excludes certain amounts included in diluted EPS.

Adjusted operating cash flows exclude certain amounts included in the cash flows provided by operating activities calculated in accordance with Generally Accepted Accounting Principles ("GAAP"). The most directly comparable financial measure calculated in accordance with GAAP is cash flows provided by operating activities.

| ($ in millions) | Fiscal Year 2021 | Fiscal Year 2020 |
|---|---|---|
| **Net Income (Loss) Attributable to KBR** | $ 18 | $ (72) |
| Adjustments: | | |
| Interest expense, net | 92 | 83 |
| Provision for income taxes | 108 | 26 |
| Other non-operating (income) loss | 5 | (1) |
| Depreciation and amortization | 146 | 115 |
| **CONSOLIDATED EBITDA** | **$ 369** | **$ 151** |
| **Adjustments:** | | |
| Acquisition, integration and restructuring | 15 | 317 |
| Non-cash loss (gain) on legal entity rationalization | 7 | (7) |
| Ichthys commercial dispute | 218 | 9 |
| Legacy legal fees | 16 | 8 |
| **ADJUSTED EBITDA** | **$ 625** | **$ 478** |
| **Diluted EPS** | **$ 0.12** | **$ (0.51)** |
| Adjustments: | | |
| Amortization related to acquisitions | 0.28 | 0.14 |
| Ichthys interest and commercial dispute costs | 1.64 | 0.12 |
| Acquisition, integration and restructuring | 0.08 | 1.92 |
| Non-cash imputed interest and conversion hedge on convertible bonds | 0.06 | 0.06 |
| Legacy legal fees | 0.08 | 0.04 |
| Non-cash loss (gain) on legal entity rationalization | 0.04 | (0.04) |
| Non-cash impact of future UK statutory tax rate increase | 0.14 | — |
| Appreciation of fair value of investments | (0.02) | — |
| **ADJUSTED EPS** | **$ 2.42** | **$ 1.73** |
| **Cash Flows Provided by Operating Activities** | **$ 278** | **$ 367** |
| Adjustments: | | |
| Add back: Major project advance work-off | 11 | 81 |
| Remove: CARES Act temporary tax repayment (relief) | 30 | (58) |
| Remove: Receivable monetization related to acquisition | — | (100) |
| **ADJUSTED OPERATING CASH FLOWS** | **$ 319** | **$ 290** |

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2022

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